

CIGNA 2004 ANNUAL REPORT



A
VISION
of Leadership

A
FOUNDATION
for Growth

A
COMMITMENT
to Health, Productivity
and Well-being



CIGNA
A Business of Caring.



Responsive, responsible

S O L U T I O N S

for the continuum of care

From prevention programs to the prescription counter to protection when disabling illness or injury strikes. From medical and dental care to behavioral counseling and case and disease management. From charitable giving to community service to corporate citizenship. It takes all these strengths to provide the continuum of care.

CIGNA channels all of its resources into promoting and protecting health, productivity and well-being. We do this through high-quality and efficient clinical care, the greatest range of product choices, and the most innovative, integrated products and services. We also provide the tools, information and guidance to help companies, their employees and families make the right benefits decisions.

The past year marked an important milestone as we completed the divestiture of our retirement benefits business, significantly strengthened our financial position, and strategically positioned CIGNA for growth in the spectrum of health, disability, life and accident benefits. With our strong medical management and expert clinical resources, we are dedicated to helping employers help their employees stay healthy and productive.

In 2005, we will build on our strong foundation and further distinguish CIGNA as a leader in medical management, clinical quality and product innovation.

CONTENTS:

A CONVERSATION WITH OUR SHAREHOLDERS

H. Edward Hanway, Chairman and Chief Executive Officer of CIGNA Corporation, offers his perspective on the company's performance in 2004 and the challenges and opportunities of 2005.



Q: What's your overall assessment of CIGNA's performance in 2004?

A: Generally, 2004 was a good year for us – in some respects, a very good year. All of our core businesses performed well, meeting or exceeding expectations. We accomplished much of what we set out to do when we wrote our 2004 business plans, and we've generated positive momentum for the future. We're on the right track, though we certainly still have work to do to meet our long-term objectives.

Q: Can you summarize CIGNA's financial results for the year?

A: For full-year 2004, we reported net income of $1.44 billion, or $10.43 per share, compared with net income of $632 million, or $4.50 per share, in 2003. Our 2004 income from continuing operations – before realized investment results and special items – was $1.04 billion, or $7.55 per share, versus $764 million, or $5.44 per share, in 2003.

It's fair to say that this is a significant improvement.

Q: What drove the improved financial performance?

A: There are a number of factors worth citing, not the least of which is that we maintained a sharp focus on the fundamentals of our business – doing the right things the right way. Our 2004 results demonstrate very clearly our commitment to product innovation and the substantial service, quality and medical management improvements we've made at every level of our health care operations. They also reflect the strong results posted by our specialty health care businesses – pharmacy, dental and behavioral – our group disability, life and accident insurance businesses and our international operations.

We maintained a sharp focus on the fundamentals of our business – doing the right things the right way.



Now we're gaining recognition as an industry leader in fostering high-quality clinical outcomes for our members and helping employers manage their health care costs efficiently and effectively. In 2005, we'll continue to differentiate ourselves based on our unique strengths and capabilities in medical management, clinical quality and product innovation. I believe we're the best in the business in each of these areas.

Performance like this doesn't just happen; at the end of the day, it's directly attributable to the hard work and dedication of CIGNA people. Ultimately, my job is to make sure that employers and employees – the people who depend on us – really understand what we can do for them.

A Business of Caring.®

Q: Obviously, CIGNA has come a long way over the last two years. What's different? What are you doing now that you didn't do before?

A: Quite a bit. We're a much different company than we were a year ago. When we completed the sale of the retirement benefits business in April, we repositioned ourselves in the marketplace as a provider of health and related benefits – a business of caring – dedicated exclusively to helping employers keep their employees healthy and productive, efficiently and cost-effectively.

In the process, we embarked on a new mission for the enterprise, embraced a new set of shared values that provide context for the way we do business as a customer-driven, socially responsible company and delineated new strategic imperatives that represent a blueprint for profitable growth for years to come.

Q: Your strong financial results notwithstanding, health plan membership clearly is still a concern. What are you doing to add and retain members? Will we see the membership rolls stabilizing in 2005?

A: I fully expect that membership will stabilize in 2005 and begin to grow again as we move forward. Over the last year, we've taken the right steps to make CIGNA a stronger competitor by focusing on the fundamentals of our health care business – namely, superior medical management, a deep commitment to quality and service, and a disciplined approach to pricing, underwriting and expense management. We've also launched an innovative set of product and service





offerings, including CIGNA Choice Fund[SM] – our consumer-directed product – and our CIGNATURE[SM] product suite, which offers customers a variety of physician and network options.

These actions already are having a positive impact in the middle market, where persistency is improving significantly and where we expect sales to continue to improve as well. I think we can expect similar results over time in all of our targeted market segments – as long we continue to do the best possible job of implementing our strategies, identifying and meeting the needs of employers and employees and excelling at the fundamentals.

So, yes, there's good reason to anticipate that as we move forward we'll see membership growth and a leadership position in the marketplace for CIGNA.

Q: What were CIGNA's most notable successes in 2004?

A: From a shareholder perspective, exceeding financial expectations over the course of the year certainly has to rank at the top of the list. Our results underscore and validate the work we've done to help make CIGNA a leading provider of health and related employee benefits. Ultimately, the financials are a great indicator of our effectiveness as an organization.

We also can point to quite a few strategic and operational accomplishments by CIGNA people in 2004. Just to name a few, we introduced disease and disability management programs that help people address health and wellness issues in a balanced and integrated way, and we supported those programs with expert case management. We launched new consumer-directed benefits products and instituted a wide range of quality and service enhancements in health care. We unveiled new return-to-work programs for our group insurance customers. And we made new inroads in the international marketplace, most notably in expatriate benefits, and in selected life, accident and health insurance markets around the globe – including China, in our new insurance joint venture.

CIGNA HealthCare and Tufts Health Plan, headquartered in Waltham, Mass., announced a strategic alliance to jointly develop and market a national open access health plan targeted toward multi-site employers with 200 or more employees. The alliance will provide new opportunities for business growth in New England.

CIGNA's Disability & HealthCare Connect[SM] program coordinates medical and disability programs for employers. In 2004, more than 60 companies signed up. CIGNA demonstrated its ability to bring companies' employees back to work, on average, seven days sooner when employers coordinated their health and disability programs through CIGNA versus using different health and disability carriers.



CIGNA HealthCare established a Senior Segment that will focus on products and programs serving people ages 55 and older. CIGNA was selected by the Centers for Medicare & Medicaid Services to provide services to chronically ill Medicare beneficiaries in Georgia. Additionally, CIGNA's new Government and Taft-Hartley Segment will focus on meeting the employee benefit needs of federal, state and local governments and members of public- and private-sector collective bargaining units.

CIGNA Pharmacy Management contacted physicians when claim data indicated that members with asthma were not taking therapy that could help them avoid asthma attacks. This move resulted in a 50 percent reduction in participants' asthma-related hospitalizations and emergency room visits. And within six months of starting a CIGNA cholesterol program, 75 percent of the program participants reduced their "bad" cholesterol levels and 41 percent met their target cholesterol levels.

CIGNA HealthCare's diabetes disease management program, after the first year of operation, lowered costs by 5 to 8 percent and improved quality of care among the more than 43,000 members enrolled in the program.



Sharon McCalla-Gardner, a Carrollton, Texas native who works as a disability nurse in the CIGNA Group Insurance disability claim service center in Dallas, was named one of the top 100 Great Nurses of Dallas-Fort Worth.

CIGNA Medical Group's Deer Valley and Chandler health care centers were two of only six provider offices in Arizona who received a Daniel T. Cloud Outstanding Practice award for achieving 90 percent immunization coverage levels for 2-year-old patients.

For me, the bottom line is that our results illustrate our success in implementing a new strategy to enhance our competitive standing.

Q: What exactly are the strategies CIGNA is implementing to succeed in the marketplace?

A: When we reorganized the company to focus exclusively on providing the industry's best health and related benefits, we sized up the benefits marketplace and charted a course that would enable us to address market trends and meet customer and consumer needs effectively, cost-efficiently and profitably. And we developed a strategy – based on CIGNA's unique strengths – that's grounded in the present and that gives us a clear direction for the future. This strategy has five key components, each an imperative for us.

Specifically, we're working to establish a meaningful cost advantage, achieve superior clinical outcomes, bring innovative products and services to the marketplace, become the partner-of-choice for our customers and consultants and create a winning environment for our people.



Q: How do these strategies translate to the real world of doing business day to day? For example, what does it really mean to customers and consumers to establish a cost advantage or achieve better clinical outcomes?

A: Put simply, establishing a meaningful cost advantage means delivering best-in-class medical and disability cost management to help our customers optimize their benefits investment. It means reducing unit medical costs, ensuring competitive administrative costs and reducing costs in non-core work so resources can be reallocated to operational initiatives that benefit our shareholders.

Achieving superior clinical outcomes means helping our members get the right care at the right time in the right setting. It means delivering superior medical management, making evidence-based medical information transparent and accessible to consumers, and creating real-life solutions that give people the resources and information they need to stay healthy and productive. Essentially, it means utilizing and leveraging the industry's most expansive portfolio of clinical capabilities to treat the whole person safely and effectively.

Q: What about the other imperatives? How do they relate to the everyday needs of employers and employees?

A: They relate in very tangible and specific ways. For example, bringing innovative products and services to the marketplace means anticipating and understanding the customer's current and evolving needs and capitalizing on the capabilities and expertise we bring to the mix to deliver products and services that yield superior value. It also means doing what it takes to earn the recognition of customers, consumers, consultants and providers as the benefits industry's most responsive service organization.

Becoming a partner-of-choice for customers and consultants means cultivating lasting, mutually beneficial relationships with employers and those who help them determine the best benefits buys for the money. To that end, we're fielding dedicated sales and account teams that employ a consultative approach to address customer needs, issues and concerns.

Q: You define building a winning environment for CIGNA employees as a strategic imperative. Why is this relevant to your customers and members?

A: We can't fully implement any of our strategies unless we make good on this one. The fact is, CIGNA's success

Becoming a partner-of-choice for customers and consultants means cultivating lasting, mutually beneficial relationships.



requires the commitment and energy of nearly 29,000 employees across the enterprise. With that in mind, we're working hard to create that winning environment – to build a high-performance culture in which we live our values and properly reward people who make a positive difference for our customers and for the company.

This is critically important to me and to every member of the CIGNA leadership team.



Q: You mentioned that you formulated your strategic approach specifically to address some major trends in the health benefits market. What are those trends?

A: Clearly, the struggle to deliver high-quality health care at a reasonable cost is the over-arching concern for all of us – employers, employees, providers and payors. Employers just can't continue to absorb health benefits cost increases and compete effectively in the current global economic environment. But they still need to offer an appropriate level of health care benefits to attract and retain the talent they need to run their businesses successfully and maintain a productive workforce. Moreover, they can't ask their employees to pay a larger percentage of health insurance premiums – unless they can offer employees greater value for the money and greater control over their own care.

As a consequence, I see the country moving rapidly toward a health care model that focuses on the value of benefits rather than on pure cost – a model that has the potential to deliver employers from that constant struggle with medical cost inflation, and, most important, produce high-quality health care outcomes.

Q: What will this value-based model look like?

A: Instead of a few generic, off-the-shelf health plans with limited product options designed around groups, we'll see modular plans with options that individuals can tailor to their own needs and circumstances. Instead of functioning as gatekeepers, benefits providers like CIGNA will need to serve as advisors and advocates for consumers and compete for business based on the value and quality they can deliver. Instead of



paying an ever-increasing share of the cost of benefits, employers will pay an annual contribution to employee spending or reimbursement accounts. And instead of having no control over how their health benefit dollars are spent – and only limited choices for care – employees will control their own spending accounts and decide which benefits to purchase, which type of care to seek and who they want to provide that care.

Q: Does that mean you expect employees to take much more responsibility than they have to this point for their own health and well-being?

A: Yes, I do. We're moving rapidly into the era of health care consumerism. And even though the concept of consumer-directed health plans is relatively new, employers are adding some version of these plans to more traditional offerings at a fairly rapid pace. To be sure, employees will demand real quality if they're going to assume more of the cost of their care under these plans. And that means they'll need comprehensive, clinically valid information to determine how and where to get that quality – to determine what choices are best for them.

Q: Is CIGNA prepared to deliver the quality that cost-conscious employers and consumer-minded employees will demand?

A: Absolutely. In fact, we're already getting the job done, offering innovative, targeted products and services employers and employees value ... promoting superior clinical outcomes and quantifying the superiority of those outcomes with evidence-based medical information ... and delivering best-in-class medical cost management.

We pretty much stand alone in the market in that we have the ability to provide customers and members with total health management through a broad and diverse product portfolio that represents the full continuum of care. When you combine this with our clinical expertise and ability to integrate medical information, you have the basis for a real competitive advantage for CIGNA in the marketplace.

CIGNA developed a Producer Advisory Council to formalize its strategy for producer development, in partnership with producers. CIGNA also launched a producer continuing education program, Academy by CIGNA℠, which offers producers courses and credits toward their licenses.

CIGNA HealthCare added a walking program to its Healthy Rewards® health and wellness discount amenities program. Participants were encouraged to walk 10,000 steps a day and received a pedometer and a guidebook, as well as access to a web tool where they can watch their progress and learn about the benefits of physical activity. Healthy Rewards® members also received a 25 percent discount on xylitol-sweetened products known to help prevent tooth decay.



In its first 12 months of operations in the People's Republic of China, CIGNA's life insurance joint venture sold 23,000 policies – making it one of the top three, of 19, foreign joint venture insurance companies.

In 2004, 92 percent of CIGNA's accredited US health plan locations had an "excellent" accreditation from the National Committee for Quality Assurance (NCQA) for HMO and POS products. Additionally, CIGNA Behavioral Health's National Care Center in Eden Prairie, MN, earned the three-year, Full Accreditation for Managed Behavioral Health Organizations from NCQA.

In 2004, the new "Your CIGNA Life/Personal Portfolio" total rewards strategy was implemented to support CIGNA's winning environment, promote the behaviors CIGNA needs to win in the marketplace, and help CIGNA attract and retain a winning workforce. Under the "Your CIGNA Life" strategy, CIGNA also implemented the pay-for-performance program that aligns an employee's career, performance and pay.


CIGNA Choice Fund
ABC CORPORATION
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12/04
12/05
JOAN SMITH

CIGNA introduced its new CIGNATURE℠ suite of health plan products that includes the CIGNA Choice Fund℠, an innovative consumer-directed option that includes an agreement with JPMorgan to market integrated health savings accounts that combine health care and financial transaction capabilities into one health care product.

CIGNA Behavioral Health launched a new interactive, web-based service for employee assistance program (EAP) and behavioral management plan participants suffering from anxiety, depression and/or substance abuse. Offered 24/7, these Internet-based services are designed to remove psychological, physical or other barriers that may hinder face-to-face counseling.

Intracorp, the CIGNA subsidiary that specializes in case management services, was ranked the largest case management provider for the fifth year in a row by *Business Insurance* magazine.

Q: So, when you're asked to define CIGNA – to explain in simple terms who you are and what you do – what do you say?

A: I say first and foremost that CIGNA is a business of caring, committed above all else to protecting the health and well-being of our members and customers. I explain that we offer health and wellness benefits choices employees need and expect, and benefits programs and solutions that enable employers to control benefits costs and maintain a healthy, productive workforce.

I describe our very formidable clinical resources and our ability to integrate a broad portfolio of health care and health-related products and services we can provide to help treat the whole person safely, effectively and economically.

CIGNA is an organization of expert clinicians, relationship managers and talented, dedicated professionals.

I talk – proudly – about our sense of social responsibility and point to our industry leadership in embracing national standards for health care quality and patient safety, and in


CIGNA
A Business of Caring.
Celebrating 10 Years of Saving Babies, Together.
March of Dimes
CI
LISTED
NYSE
CIGNA
A Business of Caring.

For the 10th year, CIGNA sponsored the March of Dimes, beginning the campaign by ringing the closing bell at the New York Stock Exchange March 22. Since 1994, CIGNA and its employees have contributed more than $15.5 million to the March of Dimes. CIGNA is also a sponsor of the MOD Prematurity Campaign. Pictured in photo, from left to right, are Carol Ward, Greg Deavens, John Cannon, Catherine R. Kinney, H. Edward Hanway, Jennifer Howse, Jane Massey, Eve Hauptman, Renee Mitchell.

spearheading initiatives aimed at eliminating gender and racial disparities in the delivery of health care. I reflect on our role as a corporate citizen, working to improve the quality of life in the communities where we live and work through grass roots philanthropy and volunteerism.

And I emphasize that CIGNA is an organization of expert clinicians, relationship managers and talented, dedicated professionals driven to deliver what I believe to be the industry's best, most innovative health and wellness benefits plans and programs.

As you can see, we have a great story to tell.



Q: What does the future hold for CIGNA?

A: I'm enthusiastic about our prospects. I believe 2005 can be a year in which we build on our successes and move closer to becoming the leader in the field. Our biggest challenge in the near term will be to maintain our momentum in stabilizing our health care membership in what clearly is a very competitive marketplace. But we feel strongly that we're up to that task.

We'll continue to differentiate ourselves from our competitors by taking full advantage of our industry-best medical management capabilities and clinical expertise, and our unparalleled ability to integrate our core medical and specialty health care programs. And we'll stay firmly focused on the fundamentals of our business and execute our strategies diligently and with a sense of urgency.

I'm pleased with what we've accomplished to this point to make CIGNA a strong, nimble and dynamic competitor, better equipped than ever to meet the needs of employers and employees. I can say without reservation that we're now well-positioned to deliver the long-term value our customers, members, clients and shareholders expect from us.

HELP.

This is a scar that is not supposed to happen. When most people think of heart disease, they don't think of women. But in fact, heart disease is the leading cause of death among women. That's why CIGNA® has teamed up with WomenHeart: The National Coalition for Women with Heart Disease, to help promote proper treatment and improved quality of life for women living with heart disease. It's just one way that CIGNA recognizes that men and women have different health needs. And how we provide programs for both. After all, we know that male or female is not just a box you check on your health care form. For more information on CIGNA employee benefits, ask your employee benefits manager or visit us at www.cigna.com.

"CIGNA," the CIGNA Logo, and "A Business of Caring" are service marks licensed for use by subsidiaries of CIGNA Corporation. Products and services are provided by Connecticut General Life Insurance Company as well as other subsidiaries of CIGNA Corporation, and not CIGNA Corporation.

CIGNA
A Business of Caring.

HELP

Carrots don't come in nacho cheese flavor. So it's no surprise kids are more willing to sit down with a bag of chips than eat something nutritious. Unfortunately, such habits tend to grow with kids into adulthood where obesity can cause serious physical and emotional problems. At CIGNA® we realize obesity can affect the home as well as the workplace. With the Healthy Kids Challenge we're working with families and physicians alike on the importance of eating healthy and exercising at a young age. After all, playtime is just as important when you're an adult. For more information on CIGNA employee benefits, ask your employee benefits manager or visit us at www.cigna.com.

CIGNA is a proud national sponsor of the Healthy Kids Challenge

CIGNA
A Business of Caring.

The human body is connected by a lot more than just tissue and bone. It's connected by your mind as well. More often than not, your emotional state of mind can affect your physical health and vice versa. This can affect life at home as well as in the workplace. At CIGNA® we're working together with physicians to treat the whole person, integrating treatment of both mental and physical conditions. Because there are times when even an x-ray doesn't see the whole picture. For more information on CIGNA employee benefits, ask your employee benefits manager or visit us at www.cigna.com

HELP

CIGNA

HELP

Your life changes the day your baby is born. But for the parents of over 480,000 infants born prematurely in the U.S. every year, that day comes much too soon. At CIGNA® we're proud to be a national sponsor of the March of Dimes,® a group dedicated to reducing premature births and saving these babies' lives. In addition, we offer the CIGNA HealthCare Healthy Babies℠ program, where we provide up-to-date information and support to help you and your baby from prenatal to postdelivery. Because the most precious gift you can give your child is a healthy start in life.

CIGNA
A Business of Caring.

As part of CIGNA's Benefits of Caring℠ campaign, CIGNA launched a series of thought leadership advertorials that appeared in the Wall Street Journal *and* Smart Money *and covered significant health and disability issues such as the connection between mental and physical well-being, heart disease in women, and childhood obesity. The campaign supported CIGNA's relationship with WomenHeart to raise awareness of the need for gender-based treatment of heart disease. The advertorials also supported CIGNA's collaboration with Healthy Kids Challenge to help educate employers, communities and families about the dangers of childhood obesity. The Benefits of Caring℠ campaign continues in 2005 with a focus on how to prevent premature babies in support of CIGNA's 11-year association as a National Sponsor of the March of Dimes WalkAmerica and Prematurity campaigns.*

Businesses, like people, are often known for the company they keep.

In 2004, CIGNA was in good company as it forged new relationships with advocacy groups such as National Partnership for Women & Families, Bazelon Center for Mental Health Law, Black Women's Health Imperative, and the National Women's Law Center; solidified existing relationships with organizations like March of Dimes; sought opportunities to raise awareness and provide education on health and disability issues, and assisted communities in need. CIGNA also demonstrated social responsibility through its corporate giving and sponsorships.

CIGNA's Business of Caring shows that its character is as strong as its financial results.

Throughout 2004, CIGNA's civic and clinical leaders collaborated with many leading specialty organizations, all with a common goal of supporting health and disability education, improvements and fair treatment. For example, CIGNA became a founding member of the National Foundation for Mental Health to promote education about research advancements in curing and treating mental health disorders. CIGNA also teamed up with Healthy Kids Challenge, a national non-profit organization, to prevent childhood obesity through education to physicians, employers and communities.

Throughout 2004, CIGNA was there for those counting on help, with CIGNA employees logging more than 22,000 hours in volunteer activity. CIGNA also refilled prescriptions ahead of schedule during hurricane season in Florida, provided counseling and relief to those harmed by the tsunamis in Asia and Africa, and taught job skills to high school students with disabilities to help turn the tide of unemployment for people with disabilities.

Through it all, CIGNA, as a business of caring, showed that its character is as strong as its financial results.



As part of CIGNA's Power of Caring® sponsorship, CIGNA donated to the late Christopher Reeve's Paralysis Foundation and ran special advertisements with Reeve in Time *magazine,* Sports Illustrated *and* People *magazine. Additionally, Reeve spoke at a CIGNA HealthCare National Client Forum.*



Initial work was completed on the Safe Motherhood Initiative, a multi-year collaboration among CIGNA, the Jacobs Institute of Women's Health, and leaders in obstetrics and gynecology committed to improving maternal health outcomes.

CIGNA HealthCare sponsored Training for Education and Awareness Leadership in September 2004, providing training to the Ovarian Cancer National Alliance on how to advance awareness outreach for women and medical professionals.

As the result of a CIGNA grant, Columbia University's Partnership for Gender Specific Medicine produced two research papers on gender-based guidelines in diabetes, which appeared in the *Journal of Gender Specific Medicine* in March 2005.

CIGNA is participating in the Agency for Healthcare Research and Quality's Health Plan Collaborative to address health care disparities, a national quality initiative aimed at improving racial, ethnic and gender disparities in the delivery of health care.

CIGNA Group Insurance sponsored National Rehabilitation Week, held in September 2004 in cooperation with the National Rehabilitation Awareness Foundation, to increase awareness of Americans with disabilities.

CIGNA HEALTHCARE

CIGNA HealthCare offers a broad portfolio of group medical and specialty health care products and services, as well as a wide range of funding and plan design options. With offerings in all 50 states, the District of Columbia and Puerto Rico, the organization is one of the largest investor-owned providers of health care benefits, based on premiums and membership.

Premiums and Fees (in millions) $10,868
Business Mix Premiums and fees


Medical 87%
Dental 8%
Life & Other 5%

Products and Services

- Medical: wide spectrum of insured and self-insured medical plan options including Consumer Directed Health Plans (Health Reimbursement Accounts and Health Savings Accounts); HMO, Point of Service, Open Access, PPO and Indemnity plans; and Stop Loss coverage
- Pharmacy: tiered benefit designs with a range of formulary plans; mail-order and online pharmacy
- Dental: HMO, PPO, indemnity and blended plans
- Behavioral: mental health, behavior modification, substance abuse, work/life and employee assistance programs
- Care Management: member advocacy, disease, disability and transplant management programs

CIGNA GROUP INSURANCE

CIGNA Group Insurance provides group, disability, life and accident coverage in the U.S. The organization is one of the top five providers in disability management and insurance with solutions that focus on helping employees return to a productive work life as quickly and safely as possible. It also is one of the top five providers of group term life and Group Universal Life, and of group accident insurance, including voluntary accident and business travel accident insurance.

Premiums and Fees (in millions) $1,923
Business Mix Premiums and fees


Life 54%
Disability 32%
Accident 9%
Other Health 5%

Products and Services

- Short- and long-term disability management
- Return-to-work consulting
- Integration of disability services with CIGNA HealthCare and workers' compensation
- Family and Medical Leave Act management
- Group term life insurance
- Group Universal Life insurance
- Group basic accident insurance
- Group voluntary accident insurance
- Business travel accident insurance

CIGNA INTERNATIONAL

CIGNA International, with operations in Europe and Asia Pacific, provides health care and medical care management services to the workplace and consumer markets, and life, accident and health insurance to individuals. The organization also is a leading supplier of specialized health care and related employee insurance benefits to expatriate employees of multinational companies on international assignments.

Premiums and Fees (in millions) $1,026
Business Mix Premiums and fees


Health Care 45%
Life, Accident, Health & Other 55%

Products and Services

- Life, accident and health insurance: group and individual term life plans; variable universal life; supplemental health insurance such as cancer, dread disease and hospital cash
- Expatriate medical, dental and vision coverages; life insurance; long-term disability
- Health care: private medical insurance (PMI) and ancillary products such as absence and disease management and dental



2004
Financials

HIGHLIGHTS

(Dollars in millions, except per share amounts)	2004	2003	2002	2001	2000
REVENUES					
Premiums and fees and other revenues	$ 16,010	$ 16,063	$ 16,870	$ 15,940	$ 16,579
Net investment income	1,643	2,594	2,716	2,842	2,940
Realized investment gains (losses)	523	151	(238)	(175)	7
TOTAL REVENUES	$ 18,176	$ 18,808	$ 19,348	$ 18,607	$ 19,526
RESULTS OF OPERATIONS:					
Health Care	$ 763	$ 429	$ 446	$ 658	$ 694
Disability and Life	182	155	133	72	62
International	76	55	31	95	48
Run-off Retirement	282	222	200	194	234
Run-off Reinsurance	(115)	(359)	(1,070)	57	(119)
Other Operations	142	111	105	103	116
Corporate	(114)	(127)	(136)	(146)	(100)
Realized investment gains (losses), net of taxes	361	98	(155)	(112)	4
Income (loss) from continuing operations	1,577	584	(446)	921	939
Income (loss) from discontinued operations	—	48	(1)	18	6
Cumulative effect of accounting change, net of taxes	(139)	—	—	—	—
NET INCOME (LOSS)	$ 1,438	$ 632	$ (447)	$ 939	$ 945
NET INCOME (LOSS) EXCLUDING GOODWILL AMORTIZATION	$ 1,438	$ 632	$ (447)	$ 987	$ 993
Income (loss) per share from continuing operations:					
Basic	$ 11.55	$ 4.18	$ (3.17)	$ 6.23	$ 5.88
Diluted	$ 11.44	$ 4.16	$ (3.17)	$ 6.15	$ 5.81
Net income (loss) per share:					
Basic	$ 10.54	$ 4.52	$ (3.18)	$ 6.35	$ 5.91
Diluted	$ 10.43	$ 4.50	$ (3.18)	$ 6.27	$ 5.84
Common dividends declared per share	$ 0.41	$ 1.32	$ 1.32	$ 1.28	$ 1.24
Total assets	$ 81,059	$ 90,199	$ 89,019	$ 91,639	$ 95,119
Long-term debt	$ 1,438	$ 1,500	$ 1,500	$ 1,626	$ 1,162
Shareholders' equity	$ 5,203	$ 4,607	$ 3,936	$ 5,105	$ 5,444
Per share	$ 39.41	$ 32.77	$ 28.24	$ 36.06	$ 35.81
Common shares outstanding *(in thousands)*	132,007	140,591	139,370	141,553	152,005
Shareholders of record	10,249	9,608	9,945	10,437	10,947
Employees	28,600	32,700	41,200	44,600	43,200

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods have been restated. See Note 2 for additional information.

In January 2003, CIGNA sold the operations of Lovelace Health Systems, Inc., an integrated health care system and subsidiary of CIGNA. This business has been reported as discontinued operations. Prior year financial information has been reclassified.

INDEX

OVERVIEW

CIGNA Corporation's subsidiaries provide health care and related benefits offered through the workplace. Key product lines include health care products and services (medical, pharmacy, behavioral health, dental benefits, and disease management) as well as group disability, life and accident insurance, and disability and workers' compensation case management and related services. In addition, CIGNA has an international operation that offers similar products to businesses and individuals in selected markets, and has certain inactive businesses, including a run-off retirement operation (see page 24 for further discussion) and a run-off reinsurance operation.

CIGNA's results are influenced by a range of economic and other factors, including:

- cost trends and inflation levels for medical and related services;
- patterns of utilization of medical and other services;
- employment levels;
- the tort liability system;
- interest rates and equity market returns;
- regulations and tax rules related to the provision and administration of employee benefit plans; and
- initiatives to increase health care regulation.

CIGNA generates revenues, net income and cash flow from operations by maintaining and growing its relationships with employers and consumers, charging prices that reflect emerging experience and investing available cash at attractive rates of return for appropriate durations. CIGNA's ability to increase operating results in terms of growth in revenues, net income and operating cash flow is directly related to its ability to execute plans that address broad economic factors as well as company-specific drivers.

Key company-specific drivers affecting CIGNA's results include:

- the absolute level of and trends in benefit costs;
- the volume of customers served and the mix of products and services purchased by those customers;
- the competitiveness of CIGNA's product design and service quality;
- the ability to price products and services competitively at levels that appropriately account for underlying cost inflation and utilization patterns; and
- the relationship between administrative costs and revenue.

CIGNA regularly monitors trends in the above mentioned economic and other factors and the company-specific drivers of operating results. CIGNA develops strategic and tactical plans designed to improve performance and maximize its competitive position in the markets served. CIGNA's ability to achieve its financial objectives is dependent upon its ability to effectively execute these plans and to appropriately respond to emerging economic and company-specific trends.

CIGNA is focused, in particular, on continuing to improve the performance of the health care operations, which is dependent on membership growth, and on managing the risks associated with the run-off reinsurance operations. In the health care operations, CIGNA has initiatives in place to (1) improve medical membership results (see page 29 for further discussion); (2) offer products that meet emerging trends; (3) lower medical cost trends; (4) deliver quality member service; and (5) lower administrative expenses. In the run-off reinsurance operations, CIGNA maintains a program to reduce the equity market risk associated with its guaranteed minimum death benefit reinsurance exposures. CIGNA is also pursuing the resolution of disputes associated with workers' compensation and other reinsurance contracts through audits of claims from assumed business and managing collections from retrocessionaires (see page 33 for further discussion).

The sale of the retirement benefits business in 2004 improved parent company liquidity and enhanced financial flexibility for CIGNA but will reduce revenues, net income, cash flows from operating activities and invested assets.

CONSOLIDATED RESULTS OF OPERATIONS

(In millions)

Financial Summary	**2004**	2003	2002
Premiums and fees	**$14,236**	$15,460	$15,703
Net investment income	**1,643**	2,594	2,716
Other revenues	**1,774**	603	1,167
Realized investment gains (losses)	**523**	151	(238)
Total revenues	**18,176**	18,808	19,348
Benefits and expenses	**15,801**	17,960	19,993
Income (loss) from continuing operations before taxes (benefits)	**2,375**	848	(645)
Income taxes (benefits)	**798**	264	(199)
Income (loss) from continuing operations	**1,577**	584	(446)
Income (loss) from discontinued operations	**—**	48	(1)
Income (loss) before cumulative effect of accounting change	**1,577**	632	(447)
Cumulative effect of accounting change, net of taxes (See Note 2 to the Financial Statements)	**(139)**	—	—
Net income (loss)	**$ 1,438**	$ 632	$ (447)
Realized investment gains (losses), net of taxes	**$ 361**	$ 98	$ (155)

In 2004, CIGNA adopted the fair value method of accounting for stock-based compensation. Implementation of Statement of Financial Accounting Standards No. 123, as revised in 2004 (SFAS No. 123R), allows for the retroactive application of fair value stock option expensing to all periods. As such, prior period information is restated as if CIGNA expensed the fair value of stock options.

CIGNA's income from continuing operations improved significantly in 2004 due to the gain on the sale of the retirement benefits business (see page 24), higher earnings in the Health Care segment (see page 27) and reduced losses in the Run-off Reinsurance segment (see page 31).

The significant improvement in income from continuing operations in 2003 was primarily due to reduced losses in the Run-off Reinsurance segment, reflecting lower charges related to reinsurance contracts that guarantee minimum death benefits. Absent these charges and other special items, CIGNA's underlying results declined in 2003 primarily due to operational difficulties in the health care operations. Partially offsetting these results were strong realized investment gains from the sale of securities.

In order to facilitate an understanding and comparison of results of operations and permit analysis of trends in underlying revenue, expenses and net income, the following table presents special items, which management believes are not representative of the underlying results of continuing operations.

See "Quarterly Financial Data" on page 79 for special items reported quarterly in 2004 and 2003.

SPECIAL ITEMS

(In millions)	**Pre-Tax Benefit (Charge)**	**After-Tax Benefit (Charge)**
2004		
Accelerated recognition of deferred gain on sale of retirement benefits business (see page 24)	**$ 338**	**$ 220**
Restructuring charge (see page 24)	**(75)**	**(49)**
Federal tax refund (see page 34)	**30**	**28**
Amounts associated with modified coinsurance arrangements (see page 24)	**(39)**	**(25)**
Effect of new accounting pronouncement (see page 30)	**(17)**	**(11)**
Gain on sale of investment advisory businesses (see page 25)	**18**	**12**
Total	**$ 255**	**$ 175**
2003		
Reserve charge on guaranteed minimum death benefit contracts	$ (441)	$ (286)
Health care provider litigation	(57)	(37)
Reduction in allowance against amounts recoverable from pension policyholders	51	33
Restructuring items, net[1]	26	17
Intangible asset write-off for provider contracts	(16)	(10)
Gain on sale of Japanese pension operations	8	5
Total	$ (429)	$ (278)
2002		
Reserve charge on guaranteed minimum death benefit contracts	$(1,108)	$ (720)
Charge for Unicover and London reinsurance matters	(408)	(317)
Restructuring costs, net[2]	(147)	(95)
Health care provider litigation	(77)	(50)
Accelerated recognition of deferred gain on sale of life reinsurance business	4	3
Reduction in charges for the events of September 11, 2001	3	2
Total	$(1,733)	$(1,177)

[1] Restructuring items in 2003 include a pre-tax benefit of $39 million ($26 million after-tax) reflecting a reduction in costs associated with the 2002 and 2001 health care restructuring programs (including gains on other postretirement benefits, see Note 14 to the Financial Statements), and a pre-tax charge of $13 million ($9 million after-tax) related to restructuring certain corporate staff functions.

[2] Restructuring costs in 2002 reflect pre-tax charges of $151 million ($97 million after-tax) associated with the health care restructuring program adopted in the fourth quarter of 2002 (including gains on other postretirement benefits), and a pre-tax reduction of $4 million ($2 million after-tax) in the costs associated with the fourth quarter 2001 restructuring program.

Revenues

Revenues decreased in 2004 primarily because of:

- lower premiums and fees in the Health Care segment due to lower membership; and
- reduced net investment income as a result of the sale of the retirement benefits business.

These declines were partially offset by:

- higher other revenues in the Run-off Retirement segment including deferred gain recognition associated with the sale of the retirement benefits business (see page 24);
- higher realized investment gains, primarily on assets transferred in connection with the sale of the retirement benefits business; and
- lower losses in the Run-off Reinsurance segment from futures and forward contracts entered in connection with the program to reduce equity market risks.

Revenues decreased in 2003 primarily because of:

- losses recognized from these futures and forward contracts, compared to gains in the prior year; and
- lower premiums and fees in the Health Care segment primarily due to lower membership.

These factors were partially offset by improved realized investment results.

Outlook for 2005

Management expects full year 2005 income from continuing operations excluding realized investment gains (losses) and special items to be lower than the comparable 2004 amount. This outlook for 2005 primarily reflects the impact of lower membership in the Health Care segment and reduced earnings following the sale of the retirement benefits business.

Information is not available for management to reasonably estimate realized investment gains (losses) or special items. Special items for 2005 will include any additional accelerated gain recognition associated with the sale of the retirement benefits business, and may also include charges incurred related to a potential expense reduction initiative (not expected to exceed $50 million after-tax).

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material effect on CIGNA's consolidated results of operations or financial condition.

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of CIGNA's Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them.

In addition to the estimates presented in the following table, there are other accounting estimates used in the preparation of CIGNA's consolidated financial statements, including estimates of liabilities for future policy benefits other than those identified in the following table, as well as estimates with respect to unpaid claims and claim expenses, post-employment and postretirement benefits, certain compensation accruals, and income taxes.

Management believes the current assumptions and other considerations used to estimate amounts reflected in CIGNA's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in CIGNA's consolidated financial statements, the resulting changes could have a material adverse effect on CIGNA's consolidated results of operations, and in certain situations, could have a material adverse effect on liquidity and CIGNA's financial condition.

See Note 2 to the Financial Statements for further information on key accounting policies that impact CIGNA.

The table that follows presents information about CIGNA's most critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Future policy benefits – Guaranteed minimum death benefits
These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the guaranteed death benefit over the values of contractholders' accounts. The death benefit coverage in force at December 31, 2004 (representing the amount payable if all contractholders had died as of that date) was approximately $9.0 billion.
CIGNA had liabilities for future policy benefits for these contracts of approximately $1.0 billion as of December 31, 2004 and $1.2 billion as of December 31, 2003.
	Management estimates these liabilities based on assumptions regarding lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate), volatility and other considerations. These assumptions are based on CIGNA's experience and future expectations. CIGNA monitors actual experience to update these liability estimates as necessary.
	Lapse refers to the full surrender of an annuity prior to a contractholder's death.
	Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal. Equity market declines could expose CIGNA to higher rates of partial surrender, the effect of which is not covered by the program to substantially reduce equity market risks.
	Interest rates include both (a) the mean investment performance assumption considering CIGNA's program to reduce equity market exposures using futures and forward contracts, and (b) the liability discount rate assumption.
	Volatility refers to market volatility that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.
	CIGNA completed a review of liabilities in 2003 and recognized an after-tax charge of $286 million ($441 million pre-tax) relating to both actual and projected future partial surrenders, as well as updates to other assumptions such as mortality.
	In addition, CIGNA recorded a $720 million after-tax charge ($1.1 billion pre-tax) in 2002 in connection with stock market declines and implementation of a risk reduction program for these liabilities.
	See Note 6 to the Financial Statements for additional information.
		If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:
		• Mortality – $70 million
		• Volatility – $50 million
		• Lapse – $35 million
		• Interest rates:
		  • Mean investment performance – $45 million
		  • Discount rate – $35 million
		• Future partial surrenders – $5 million
		Management believes the current assumptions and other considerations used to estimate these liabilities are appropriate. However, if actual experience differs from the assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating these liabilities, the resulting changes could have a material adverse effect on CIGNA's consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA's financial condition.
		The amounts would be reflected in the Run-off Reinsurance segment.

Health Care medical claims payable Medical claims payable for the Health Care segment include both reported claims and estimates for losses incurred but not yet reported. Liabilities for medical claims payable as of December 31 were as follows: • **2004 – gross $1.6 billion; net $1.1 billion** • 2003 – gross $2.2 billion; net $1.5 billion • 2002 – gross $2.1 billion; net $1.4 billion These liabilities exclude amounts for administrative services only business. During 2004, CIGNA reclassified certain future policy benefits and unpaid claims and claim expenses to present all medical claims payable for the Health Care segment under one balance sheet caption. These medical claims payable are now presented above both gross and net of reinsurance and other recoverables.	Medical claims payable for the Health Care segment are estimated using actuarial models based on historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation process for determining liabilities for medical claims in the Health Care segment inherently results in adjustments each year for claims incurred (but not paid) in preceding years. During the year ended December 31, CIGNA's net income was increased for such adjustments for prior year claims, as follows (amounts after-tax): • **2004 – $106 million** • 2003 – $33 million • 2002 – $35 million The 2003 and 2002 amounts have been adjusted to exclude the amount of prior year claim release that is offset by the current year provision for adverse deviation and the impact of experience-rated accounting. See Note 4 to the Financial Statements for additional information.	A 1% increase in the assumed medical cost trend would reduce net income by approximately $30 million after-tax annually.

Balance Sheet Caption / Nature of Critical Estimate Item	Assumptions / Approach Used	Effect if Different Assumptions Used

Other liabilities and Other assets – Guaranteed minimum income benefits
 	
These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. The amounts to be paid represent the excess of the expected value of the income benefit over the values of the annuitants' accounts at the time of annuitization.
 	
The assets associated with these contracts represent receivables in connection with reinsurance that CIGNA has purchased from third parties, which covers 55% of the exposures on these contracts.
 	
As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and net amounts recoverable from reinsurers of $39 million. CIGNA had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004. As of December 31, 2003, CIGNA had liabilities of $74 million related to these contracts and amounts recoverable from reinsurers of $51 million. CIGNA also had an additional liability of $40 million associated with the cost of reinsurance as of December 31, 2003.
	Management estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to market returns and volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, lapse, credit risk and annuity election rates.
	
	Interest rates include both (a) the liability discount rate assumption and (b) the projected interest rates used to calculate the reinsured income benefit at the time of annuitization.
	
	Lapse refers to the full surrender of an annuity prior to annuitization of the policy.
	
	Credit risk refers to the ability of these reinsurers to pay.
	
	Annuity election rates refer to the proportion of annuitants who elect to receive their income benefit as an annuity.
	
	See Note 21 to the Financial Statements for additional information.
		If a 10% unfavorable change were to occur for the following assumptions, the approximate after-tax decrease in net income would be as follows:
		• Mortality – $1 million
		• Market Returns – $7 million
		• Volatility – $3 million
		• Lapse – $4 million
		• Interest rates:
		  • Discount Rate – $3 million
		  • Claim Interest Rate – $7 million
		
		If annuity election rates were assumed to be 10% annually, (compared with the current assumption of no more than 5% annually) net income would decrease by approximately $30 million after-tax.
		
		Management believes the current assumptions used to estimate these liabilities are appropriate.
		
		The amounts would be reflected in the Run-off Reinsurance segment.

Reinsurance recoverables – Reinsurance recoverables in Run-off Reinsurance Collectibility of reinsurance recoverables requires an assessment of risks that such amounts will not be collected, including risks associated with reinsurer default and disputes with reinsurers regarding applicable coverage.	The amount of reinsurance recoverables in the Run-off Reinsurance segment, net of reserves, represents management's best estimate of recoverability, including an assessment of the financial strength of reinsurers. The ultimate amounts received are dependent, in certain cases, on the resolution of disputes with reinsurers, including the outcome of arbitration and litigation proceedings. Gross and net reinsurance recoverables in the Run-off Reinsurance segment for the year ended December 31, were as follows: • **2004 – gross $756 million; net $571 million** • 2003 – gross $791 million; net $621 million • 2002 – gross $919 million; net $765 million	A 10% reduction of net reinsurance recoverables due to uncollectibility at December 31, 2004, would reduce net income by approximately $47 million after-tax. This charge would impact the Run-off Reinsurance segment.
Investments – Fixed maturities Recognition of losses from "other than temporary" impairments of public and private placement fixed maturities Losses for "other than temporary" impairments of fixed maturities must be recognized in net income based on an estimate of fair value by management. Changes in fair value are reflected as an increase or decrease in shareholders' equity. A decrease in fair value is recognized in net income when the decrease is determined to be "other than temporary." Determining whether a decline in value is "other than temporary" includes an evaluation of the reasons for and the significance of the decrease in value of the security as well as the duration of the decrease.	Management estimates the amount of an "other than temporary" impairment when a decline in value is expected to persist, using quoted market prices for public securities with active markets and the present value of future cash flows for private placement bonds. Expected future cash flows are based on historical experience of the issuer and management's expectation of future performance. CIGNA recognized "other than temporary" impairments of investments in fixed maturities as follows (after-tax, excluding policyholder share*): • **2004 – $10 million** • 2003 – $73 million • 2002 – $84 million See Note 7(A) to the Financial Statements for a discussion of review of declines in fair value.	For all fixed maturities with cost in excess of their fair value, the excess of cost which has not been recognized in net income as of December 31, 2004, was approximately $26 million after-tax. For private placement bonds considered impaired, a decrease of 10% of all expected future cash flows for the impaired bonds would reduce net income by approximately $4 million after-tax.

** Investment securities are attributable to CIGNA's various business segments; amounts noted are presented from a consolidated perspective and are net of experience-rated pension policyholder share (i.e., these amounts exclude the impact of losses in 2003 and 2002 on investment assets related to experience-rated pension policyholder contracts because these amounts generally accrue to the policyholders). As of October 1, 2003, investment assets related to experience-rated pension policyholder contracts were reclassified from fixed maturities to "Securities supporting experience-rated pension policyholder contracts" on CIGNA's balance sheet and CIGNA no longer recognizes other than temporary impairments because changes in the fair values of these securities are reported in net income in each period. The sale of the retirement benefits business in 2004 generally resulted in the transfer to the buyer of securities supporting experience-rated pension policyholder contracts. See Note 7(B) to the Financial Statements for additional discussion.*

SALE OF RETIREMENT BENEFITS BUSINESS

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an after-tax gain of $809 million, of which $267 million after-tax was recognized immediately in net income. Of this amount, $259 million after-tax was recorded in realized investment gains and $8 million after-tax was recorded in other revenues.

As this transaction was primarily in the form of a reinsurance arrangement, $542 million of the after-tax gain was deferred and will be amortized over future periods at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). CIGNA recognized normal gain amortization of $80 million pre-tax ($52 million after-tax) in 2004 in other revenues in the Run-off Retirement segment. The sales agreement provides for post-closing adjustments; however, any future adjustments are not expected to be material to CIGNA's consolidated results of operations, liquidity or financial condition.

Upon closing the sale, CIGNA reinsured $16.0 billion of contractholder liabilities under an indemnity reinsurance arrangement and $35.3 billion of insurance, contractholder and separate account liabilities under modified coinsurance arrangements, including $32.0 billion in separate account liabilities. CIGNA also transferred to the buyer $17.3 billion of invested assets along with other assets and liabilities.

During 2004, the buyer of the retirement benefits business entered into agreements with some of the insured parties, relieving CIGNA of any remaining contractual obligations to those parties. As a result of these agreements, CIGNA accelerated recognition of the deferred gain in other revenues by $342 million pre-tax ($223 million after-tax) in 2004. CIGNA also reduced reinsurance recoverables, contractholder deposit funds and separate account balances for these obligations. Although CIGNA expects the majority of the insured parties to enter into these agreements during the next two years, the pace and amount of these agreements is unknown.

In 2004, CIGNA recognized in net income total after-tax gains of $542 million ($832 million pre-tax) in connection with this sale for immediate gain recognition, accelerated amortization and normal amortization. The remaining pre-tax deferred gain as of December 31, 2004 was $412 million.

On December 1, 2004, CIGNA transferred $1.2 billion of invested assets and $2.6 billion of separate account assets supporting modified coinsurance arrangements to the buyer and converted these arrangements to indemnity coinsurance. This transfer resulted in the recognition of realized investment gains of $25 million after-tax and a corresponding loss on reinsurance of $25 million after-tax in other revenues. As a result of this asset transfer, the effects of the embedded derivative recognized earlier in the year were eliminated (see below).

At December 31, 2004, CIGNA had approximately $2.0 billion of invested assets, primarily fixed maturities and mortgage loans, supporting a modified coinsurance arrangement with the buyer. These invested assets are held in a business trust established by CIGNA. CIGNA pays or receives cash quarterly to settle the results of the reinsured business, including the investment results of the assets underlying the modified coinsurance arrangement. As a result of this arrangement, CIGNA has an embedded derivative that transfers to the buyer certain unrealized changes in fair value due to interest rate and credit risks of these assets. CIGNA records these effects in other liabilities and other revenues. A significant decrease in interest rates could result in a material charge to CIGNA's consolidated net income into 2006.

This modified coinsurance arrangement provides for conversion to an indemnity reinsurance structure. The buyer will assume ownership of the trust assets in 2006 unless the buyer elects termination, in which case CIGNA would retain the trust assets and the insurance liabilities. At the date of sale, CIGNA reclassified unrealized appreciation of $166 million after-tax from shareholders' equity to other liabilities for this modified coinsurance arrangement.

See Note 17 to the Financial Statements for additional information.

OTHER MATTERS

Restructuring Programs

Operational effectiveness review. In 2004, CIGNA adopted a restructuring program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expenses total after-tax charges of $56 million ($86 million pre-tax), of which $49 million after-tax ($75 million pre-tax) is noted as a special item. CIGNA expects to complete this program mid-2005 and estimates after-tax savings to be approximately $80 million annually.

The table below shows CIGNA's restructuring activity (pre-tax) related to severance and real estate for this program:

(In millions)	**Health Care/ Disability and Life***	**Corporate**	**Total**
Charges:			
Severance	$ 39	$ 35	$ 74
Real estate and other	11	1	12
Total	50	36	86
Payments:			
Severance	(28)	(26)	(54)
Real estate and other	(3)	—	(3)
Balance as of December 31, 2004	$ 19	$ 10	$ 29

* *Includes restructuring charges of $2 million pre-tax in the Disability and Life segment.*

Corporate effectiveness initiative. In 2003, CIGNA adopted a restructuring program to attain certain operational efficiencies in its corporate staff functions and to achieve additional cost savings. As a result, CIGNA recognized in other operating expenses an after-tax charge in Corporate of $9 million ($13 million pre-tax) for severance costs. This program, which was substantially completed in 2004, resulted in annualized after-tax savings of approximately $15 million reflecting the elimination of salary and benefits costs for terminated employees.

Fourth quarter 2002 program. In 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. As a result, CIGNA recognized during 2002 in other operating expenses, a net after-tax charge of $97 million ($151 million pre-tax) in the Health Care segment. These amounts reflect a reduction in costs of $2 million after-tax ($3 million pre-tax) for other postretirement benefits for employees terminated in 2002. The benefit cost reduction continued in 2003 as employees were terminated.

During 2003, CIGNA reduced the remaining liability for this program by $15 million after-tax ($23 million pre-tax) of which $5 million after-tax ($8 million pre-tax) occurred during the fourth quarter of 2003. These reductions were primarily due to higher than expected attrition (which did not result in severance benefits or costs) and lower costs relating to outplacement and other services.

This restructuring program was substantially completed in the fourth quarter of 2003. Net annual after-tax savings from this program were approximately $150 million in 2004, reflecting the elimination of salary and benefit costs for terminated employees and lower facility costs.

See Note 5 to the Financial Statements for additional information.

Minimum Pension Liability

During 2004, CIGNA's minimum pension liabilities increased resulting in a net after-tax decrease to equity of $62 million. This net decrease was primarily due to a reduction in long-term interest rates used to determine the accumulated benefit obligation, as well as the effect of the annual update of plan participant data, partially offset by the effect of stock market appreciation on plan assets.

During 2003, CIGNA's minimum pension liabilities declined resulting in a net after-tax increase to equity of $47 million. This decline was primarily due to the effect of stock market appreciation on plan assets, partially offset by a decrease in long-term interest rates.

See Note 14 to the Financial Statements for a detailed discussion of CIGNA's pension and other post-retirement benefit plans including the nature of accounting for and funding of these plans.

Other Acquisitions and Dispositions

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions, in addition to the sale of the retirement benefits business, are described below.

Sale of investment advisory businesses. In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

Sale of Japanese pension operations. In the third quarter of 2003, CIGNA sold its interest in a Japanese pension operation for cash proceeds of $18 million and recognized an after-tax gain of $5 million in the International segment. The gain is reported in continuing operations since this operation was accounted for under the equity method of accounting.

Sale of Lovelace Health Systems Inc. In the first quarter of 2003, CIGNA sold the operations of Lovelace, an integrated health care system, for cash proceeds of $209 million and recognized an after-tax gain of $32 million, which was reported in discontinued operations. In 2002, CIGNA began reporting this business as discontinued operations.

Sale of Brazilian health care operations. In the first quarter of 2003, CIGNA sold its Brazilian health care operations. The sale generated an after-tax gain of $18 million, primarily as a result of the disposition of the net liabilities associated with these operations. The gain is reported in discontinued operations. Prior period financial information has not been reclassified due to immateriality.

Regulatory and Industry Developments

Employee benefits regulation. The business of administering and insuring employee benefit programs, particularly health care programs, is heavily regulated by federal and state laws and administrative agencies, such as state departments of insurance and the federal Departments of Labor and Justice, as well as the courts. Regulation and judicial decisions have resulted in changes to industry and CIGNA's business practices and will continue to do so in the future. In addition, CIGNA's subsidiaries are routinely involved with various claims, lawsuits and regulatory audits and investigations that could result in financial liability, changes in business practices, or both. Health care regulation in its various forms could have an adverse effect on CIGNA's health care operations if it inhibits CIGNA's ability to respond to market demands or results in increased medical or administrative costs without improving the quality of care or services.

In 2004, the United States Supreme Court ruled in CIGNA's favor, in a case involving a CIGNA subsidiary, by ruling that the Employee Retirement Income Security Act (ERISA) preempts a state law tort claim in circumstances involving a determination, based on medical judgment, that benefits were not covered. Under ERISA, plan participants have access to internal and external appeals processes to resolve coverage disputes and may bring action in the federal courts to resolve health care coverage issues.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Gramm-Leach-Bliley Act of 1999 and related regulations have created significant regulatory requirements related to, among other things, the privacy of individually identifiable health care information, electronic data interchange and the security of electronic health information. CIGNA has instituted systems enhancements and training, and has undertaken other administrative efforts to satisfy these requirements.

Other possible regulatory changes that could have an adverse effect on CIGNA's employee benefits businesses include:

- additional mandated benefits or services that increase costs without improving the quality of care;
- legislation that would grant plan participants broader rights to sue their health plans;
- changes in ERISA regulations resulting in increased administrative burdens and costs;
- additional restrictions on the use of prescription drug formularies;
- additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;
- additional rules establishing the time periods for payment of health care provider claims that vary from state to state;
- legislation that would exempt independent physicians from antitrust laws; and
- changes in federal tax laws.

The employee benefits industry remains under scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Tax liability on policyholder surplus accounts. In 2004, the American Jobs Creation Act of 2004 was enacted. The legislation suspends, for a two-year period commencing January 1, 2005, the tax liability of stock life insurance companies on distributions from the policyholder surplus account. As a result of this legislation, and subject to regulatory approval, CIGNA's principal subsidiary has the ability to distribute amounts from this account to the parent company without incurring federal income tax. For additional information, see Note 13 to the Financial Statements.

Litigation and other legal matters. In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA and dismissed all claims by the physician class members against CIGNA. CIGNA and the non-physician class have announced a settlement agreement and the court has scheduled a fairness hearing on that proposed settlement in April 2005.

In 2003, CIGNA recorded an after-tax charge of $37 million ($57 million pre-tax) to increase the reserve for this health care litigation. CIGNA had previously recognized an after-tax charge of $50 million ($77 million pre-tax) in 2002 for expected costs associated with the multi-district litigation. The reserve reflects insurance recoveries.

In 2004, CIGNA, other insurance companies and certain insurance brokers received subpoenas and inquiries from the New York Attorney General, the Connecticut Attorney General and other state regulators relating to their investigations of broker compensation. During the third quarter of 2004, the New York Attorney General brought suit against a large insurance broker, alleging that the broker sought rigged bids from, and steered business to, certain property and casualty insurers with whom it had contingent compensation arrangements. During the fourth quarter of 2004, he filed suit against Universal Life Resources (ULR), a disability and accident insurance broker. CIGNA is mentioned in the complaint but is not a defendant. Separately, two purported class action lawsuits have been filed against ULR and several group life, disability and accident insurance companies, including CIGNA subsidiaries, asserting among other things, that contingent commissions are unlawful. In addition, the California commissioner filed suit against ULR and several insurance holding companies, including CIGNA, seeking injunctive and monetary relief. CIGNA is cooperating with the inquiries by the New York and Connecticut Attorneys General and other state regulators and disagrees with the assertions against it in the lawsuits.

In 2004, the New York Attorney General commenced a lawsuit against Express Scripts, Inc. and two CIGNA insurance companies. Under an agreement with the CIGNA companies, Express Scripts is responsible for administering the prescription drug benefit program under New York State's principal employee health plan, the Empire Plan. The CIGNA companies insure the prescription drug benefit program and hold the contract with the New York State Department of Civil Service. The complaint primarily focuses on administration of the prescription drug benefit program.

In 2002, several purported class action lawsuits (which have been consolidated), as well as two shareholder derivative complaints nominally brought on behalf of CIGNA (which have been consolidated), were filed in federal court in the Eastern District of Pennsylvania against CIGNA and certain of its senior officers and directors. These suits allege securities law violations and breaches of fiduciary duty. Two other purported class action lawsuits, which have been consolidated, asserting violations of ERISA were filed against CIGNA and certain officers in the Eastern District of Pennsylvania by individuals who seek to represent a class of participants in the CIGNA 401(k) Plan who allegedly suffered losses on investments in CIGNA stock.

During 2002, a Connecticut federal court certified a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs are participants in the Plan who earned certain Plan benefits prior to 1998. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, that these conditions are not adequately disclosed to Plan participants, and that the Plan's cash balance formula discriminates against older employees.

See "Unicover and other run-off reinsurance" on page 33 for a description of legal matters arising out of the run-off reinsurance operations.

CIGNA is routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA's consolidated results of operations, liquidity or financial condition.

Summary. The eventual effect on CIGNA of the changing environment in which it operates remains uncertain. For additional information on contingencies that could affect CIGNA's results, see Note 21 to the Financial Statements.

Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2(B) to the Financial Statements.

Segment Reporting

In 2004, CIGNA completed the sale of its retirement benefits business and also realigned management responsibility for operations that provide case management and related services to workers' compensation insurers and employers who self-fund workers' compensation and disability benefits. To appropriately reflect the impact of these actions, CIGNA has changed its segment reporting, and prior periods have been reclassified to conform to this presentation:

- the sold retirement benefits business is reported in the Run-off Retirement segment;
- the corporate life insurance business (previously reported in the Retirement segment) was retained and is reported in Other Operations; and
- results from the disability and workers' compensation case management activities (previously reported in the Health Care segment) are included in the Disability and Life segment.

Beginning on April 1, 2004, corporate overhead previously allocated to the sold retirement benefits business is now reported in Corporate. In addition, Corporate includes stock option expense in accordance with SFAS 123R. See Note 2 to the Financial Statements for further information.

In 2003, CIGNA changed its segment presentation to report its health care operations (Health Care segment) and its separately managed group disability and life insurance operations (Disability and Life segment) as two discrete segments. Previously, results from these operations were combined as a single segment.

Disability and life insurance products that were historically sold in connection with certain experience-rated medical accounts and continue to be managed by CIGNA's health care business are reported in the Health Care segment.

Operating segments generally reflect groups of related products, but the International segment is based on geography. CIGNA measures the financial results of its segments using "segment earnings," which is defined as income (loss) from continuing operations excluding realized investment gains (losses). See Note 19 to the Financial Statements for additional segment information and a reconciliation of segment earnings to CIGNA's consolidated income (loss) from continuing operations.

HEALTH CARE

(In millions)

Financial Summary	2004	2003	2002
Premiums and fees	**$10,868**	$12,284	$12,590
Net investment income	**283**	283	298
Other revenues	**1,027**	929	765
Segment revenues	**12,178**	13,496	13,653
Benefits and expenses	**10,990**	12,845	12,968
Income before taxes	**1,188**	651	685
Income taxes	**425**	222	239
Segment earnings	**$ 763**	$ 429	$ 446
Realized investment gains (losses), net of taxes	**$ 15**	$ 44	$ (34)
Special items (after-tax) included in segment earnings:			
Restructuring	**$ (28)**	$ 25	$ (95)
Health care provider litigation	**$ —**	$ (37)	$ (50)
Intangible asset write-off for provider contracts	**$ —**	$ (10)	$ —

The Health Care segment provides health care and related products and services. Key product lines include medical, pharmacy, behavioral health, dental benefits, and disease management. This segment also includes group disability and life insurance products that were historically sold in connection with certain experience-rated medical accounts and continue to be managed by the health care business. CIGNA reports the results of this segment largely based on product lines. CIGNA previously reported the results of this segment in two parts, HMO and Indemnity operations; however, this distinction has become less meaningful over time given changes in CIGNA's product portfolio.

Results

Segment earnings increased in 2004 primarily reflecting:

- improvement in the experience-rated, Commercial HMO and guaranteed cost businesses because of strong pricing and underwriting execution, as well as improved medical cost management;
- favorable prior year claims development due to improvements in medical cost management; and
- higher earnings in specialty health care operations.

These increases were partially offset by the impact of membership declines in all businesses.

Segment earnings decreased in 2003 primarily reflecting a deterioration in underlying operations somewhat mitigated by lower amounts from special items. Specific factors include:

- lower Commercial HMO (guaranteed cost HMO excluding Medicare and Medicaid) results reflecting reduced membership and increased medical costs per member;
- lower membership and higher operating expenses per member in indemnity ASO programs; and
- higher payments under performance guarantees resulting from the service disruptions discussed below.

The declines in these areas were partially offset by improved results in the specialty health care operations, due to significant growth in the pharmacy business resulting from higher prescription volumes in 2003, and effective cost management.

CIGNA experienced higher medical costs per member in 2003 primarily due to three factors: higher utilization and higher unit cost increases and costs related to reprocessing. Increased utilization largely resulted from certain operational challenges associated with the transition to a new centralized medical management system in the early part of 2003. The increases in unit costs primarily related to certain facility contracts with unfavorable medical reimbursement arrangements. Lastly, as a result of migrating to new systems platforms in 2002, there was a significant increase in the volume of claims submitted for reprocessing in 2003, which resulted in a greater proportion of additional payments than had been experienced historically.

Premiums and Fees

Premiums and fees decreased in 2004 and 2003 primarily due to declining membership partially offset by rate increases.

(In millions)	**2004**	2003	2002
Commercial HMO	**$ 3,191**	$ 4,060	$ 4,406
Experience-rated medical	**2,937**	3,216	3,021
Dental	**888**	944	943
Medicare and Medicaid	**286**	450	455
Other medical	**1,177**	895	900
Life and other non-medical	**496**	638	710
Total premiums	**8,975**	10,203	10,435
Fees	**1,893**	2,081	2,155
Total premiums and fees	**$10,868**	$12,284	$12,590

Benefits and Expenses

Health Care segment benefits and expenses consist of the following:

(In millions)	**2004**	2003	2002
Medical claims expense	**$ 6,616**	$ 8,068	$ 8,244
Other benefit expenses	**484**	616	655
Other operating expenses	**3,890**	4,161	4,069
Total benefits and expenses	**$10,990**	$12,845	$12,968

See also Note 4 to the Financial Statements for additional information about medical claims payable and medical expenses.

Medical Membership

As of December 31, estimated medical membership from continuing operations was as follows:

(In thousands)	**2004**	2003	2002
Guaranteed cost:			
Commercial HMO	**900**	1,332	1,752
Medicare and Medicaid	**33**	42	113
Other	**56**	74	98
Experience-rated[1]	**1,257**	1,420	1,667
Services	**7,455**	8,667	9,461
Total medical membership	**9,701**	11,535	13,091

[1] *Includes minimum premium members which have a risk profile similar to experience-rated funding arrangements. The risk portion of minimum premium revenue is reported in experience-rated medical premium whereas the self funding portion of minimum premium revenue is recorded in fees.*

Medical membership decreased from December 31, 2003, due to a decline in new business sales and lower retention of existing accounts. These declines are attributable, in part, to CIGNA maintaining underwriting discipline in a competitive pricing environment, while continuing to work to reduce medical and operating expenses which affect the competitiveness of CIGNA's health care products.

The decline in membership for 2003 was caused by service disruptions associated with migrating to a new systems platform.

Operational Improvement

CIGNA continues to focus on improving operational effectiveness and the financial results of its health care operations. Key areas of focus are:

- improving medical membership results;
- offering products that meet emerging trends;
- lowering medical cost trends;
- continuing to deliver quality member service; and
- lowering administrative expenses.

Improving medical membership results. CIGNA is working to improve medical membership with:

- a diverse product portfolio that meets emerging consumer-directed trends;
- consistent and responsive member service delivery;
- competitive provider networks;
- strong clinical quality in medical, specialty health care and disability management;

and by making progress on the other operational improvements described below. In addition, CIGNA believes that its medical management model, focus on clinical quality and ability to integrate health and related benefit solutions position the company to improve membership results.

Offering products that meet emerging trends. In 2004, CIGNA significantly upgraded its product portfolio with the introduction of the CIGNAture suite of products. These products allow employers to choose the funding arrangement that is appropriate for the employer and level of medical management that is appropriate for their employee population. In addition, CIGNA offers the CIGNA Choice Fund, which is a consumer directed option that enables employees to make effective health decisions using information tools provided by CIGNA.

Lowering medical cost trend. In early 2003, CIGNA implemented a new centralized medical management model to help facilitate consistent levels of care for its members and to reduce infrastructure expenses. As a result of solid execution of CIGNA's medical management model, inpatient utilization rates, particularly in the HMO product line, continued to decline through 2004.

CIGNA is working to reduce its medical cost trend by managing unit medical costs more effectively. To help achieve this end, CIGNA continues to focus on renegotiating contracts with certain facilities to limit increases in medical reimbursement costs.

Continuing to deliver quality member service. During 2002, CIGNA began transitioning to a new service and systems platform to improve the level and quality of service to its customers. Approximately 90% of health care members were served on this new platform by January 1, 2005. Surveys of new and existing customers who have moved to this new platform since 2003 suggest satisfaction rates in the mid-90% range. Migration to this new platform will continue through early 2006.

Lowering administrative expenses. Early in 2004, CIGNA took additional steps to realign its organization and consolidate support functions in an effort to increase efficiency and responsiveness to customers. Reducing costs and operating more efficiently are components of CIGNA's plan to improve profitability. CIGNA continues to perform operational reviews in order to identify additional cost savings.

DISABILITY AND LIFE

(In millions)

Financial Summary	**2004**	2003	2002
Premiums and fees	**$1,923**	$1,807	$1,712
Net investment income	**253**	250	260
Other revenues	**202**	197	194
Segment revenues	**2,378**	2,254	2,166
Benefits and expenses	**2,125**	2,043	1,986
Income before taxes	**253**	211	180
Income taxes	**71**	56	47
Segment earnings	**$ 182**	$ 155	$ 133
Realized investment gains (losses), net of taxes	**$ 20**	$ 39	$ (50)
Special item (after-tax) included in segment earnings:			
Restructuring items, net	**$ (1)**	$ 1	$ —

The Disability and Life segment includes group:

- disability insurance;
- disability and workers' compensation case management;
- life insurance; and
- accident and specialty association insurance.

Results

Disability and Life segment earnings increased in 2004, primarily reflecting:

- favorable mortality experience in the life insurance business;
- improved expense management in part due to restructuring related actions; and
- higher premiums and fees in the disability and life insurance businesses.

These factors were partially offset by lower results in the accident and specialty association businesses.

Disability and Life segment earnings in 2003 reflect improvements in the life insurance business due largely to higher margins from rate actions taken in the year as well as lower expense ratios. Disability earnings were slightly higher in 2003 than 2002 due to continued strong disability management execution.

Premiums and Fees

Premiums and fees increased in 2004 primarily reflecting higher new business and strong customer retention in both life and disability products.

Premiums and fees increased in 2003 reflecting rate actions in the life insurance business and strong customer retention and new sales in both the disability and life insurance businesses.

INTERNATIONAL

(In millions)

Financial Summary	2004	2003	2002
Premiums and fees	**$1,026**	$855	$811
Net investment income	**58**	49	51
Other revenues	**5**	11	3
Segment revenues	**1,089**	915	865
Benefits and expenses	**971**	830	816
Income before taxes	**118**	85	49
Income taxes	**42**	30	18
Segment earnings	**$ 76**	$ 55	$ 31
Realized investment gains, net of taxes	**$ 1**	$ 5	$ 4
Special item (after-tax) included in segment earnings:			
Gain on sale of Japanese pension operations	**$ —**	$ 5	$ —

Results

International segment earnings increased in 2004 primarily due to:

- strong revenue growth in the life, accident and health insurance business, particularly in South Korea;
- favorable prior year claims development as well as membership growth in the expatriate employee benefits business; and
- the positive impact of the divestiture of non-strategic businesses.

International segment earnings increased in 2003 partially due to the gain on sale of the Japanese pension operations. Excluding the gain on sale, segment earnings increased 61% in 2003 primarily due to:

- premium and fee growth in the expatriate employee benefits business; and
- the positive impact of the divestiture of non-strategic businesses.

Premiums and Fees

Premiums and fees increased in 2004 reflecting:

- sales growth in the life, accident and health insurance operations, particularly in South Korea; and
- higher premiums and fees for the expatriate employee benefits business principally resulting from membership growth.

Premiums and fees increased in 2003 reflecting:

- higher premiums and fees for the expatriate employee benefits business due to rate increases and membership growth; and
- sales growth primarily in the life, accident and health operations in Asia.

These increases were partially offset by the absence of premiums and fees from the Brazilian health care and pension operations, which CIGNA sold in 2003.

Other Matters

International's products include coverages for employees and individuals who may be exposed to acts of terrorism, the events of a war zone or natural disasters. These risks could result in a concentration of loss if a single adverse event affected many covered individuals and in certain situations could lead to losses that could be material to segment earnings.

RUN-OFF RETIREMENT

(In millions)

Financial Summary	2004	2003	2002
Premiums and fees	**$ 215**	$ 271	$ 271
Net investment income	**467**	1,413	1,493
Other revenues	**562**	(126)	—
Segment revenues	**1,244**	1,558	1,764
Benefits and expenses	**828**	1,238	1,483
Income before taxes	**416**	320	281
Income taxes	**134**	98	81
Segment earnings	**$ 282**	$ 222	$ 200
Realized investment gains (losses), net of taxes	**$ 296**	$ 32	$ (60)
Special items (after-tax) included in segment earnings:			
Accelerated recognition of deferred gain on sale of retirement benefits business	**$ 220**	$ —	$ —
Amounts associated with modified coinsurance arrangements	**$ (25)**	$ —	$ —
Effect of new accounting pronouncement (see Note 2 to the Financial Statements)	**$ (11)**	$ —	$ —
Reduction in allowance against amounts recoverable from pension policyholders	**$ —**	$ 33	$ —

Segment earnings for Run-off Retirement include:

- gain recognition related to the sale of the retirement benefits business;

- the loss on reinsurance associated with the December 1, 2004 transfer of assets supporting modified coinsurance arrangements (see page 24);
- charges (credits) reported in benefits and expenses for realized investment results passed to the reinsurer under a modified coinsurance arrangement;
- expenses associated with the run-off of this business; and
- results of the retirement benefits business prior to the sale.

Upon completing the sale of the retirement benefits business on April 1, 2004, premiums and fees and net investment income represent amounts associated with the portion of this business reinsured under modified coinsurance arrangements and are offset by amounts included in benefits and expenses.

Results

Run-off Retirement segment earnings include the special items noted in the table above. Excluding these items, segment earnings decreased in 2004 primarily due to the sale of the retirement benefits business and higher compensation and related benefit expenses to retain key employees associated with this business. These decreases were partially offset by the recognition of normal deferred gain amortization.

Run-off Retirement segment earnings increased in 2003 primarily due to a reduction in the allowance against amounts recoverable from experience-rated pension policyholders.

Excluding the impact of this special item, results decreased 6% in 2003 primarily reflecting lower margins partially offset by growth in ending assets under management.

Other Revenues

Other revenues include:

- normal deferred gain amortization of $80 million pre-tax in 2004;
- accelerated gain recognition of $342 million pre-tax in 2004 (of which $338 million pre-tax is noted as a special item) as described on page 24;
- a net charge associated with modified coinsurance arrangements (see page 24); and
- beginning October 1, 2003, through the sale of the retirement benefits business on April 1, 2004, other revenues also included changes in fair value of securities supporting experience-rated pension policyholder contracts. Under the experience-rating process, gains and losses on assets related to these contracts generally accrued to policyholders and were offset by amounts included in benefits and expenses.

RUN-OFF REINSURANCE

(In millions)

Financial Summary	2004	2003	2002
Premiums and fees	$ 80	$ 84	$ 138
Net investment income	92	82	44
Other revenues	(162)	(551)	91
Segment revenues	10	(385)	273
Benefits and expenses	118	155	1,831
Loss before taxes (benefits)	(108)	(540)	(1,558)
Income taxes (benefits)	7	(181)	(488)
Segment loss	$(115)	$(359)	$(1,070)
Realized investment gains (losses), net of taxes	$ 5	$ 13	$ (6)
Special items (after-tax) included in segment earnings:			
Reserve charge on guaranteed minimum death benefit contracts	$ —	$(286)	$ (720)
Charge for Unicover and London reinsurance matters	$ —	$ —	$ (317)
Accelerated recognition of deferred gain on sale of life reinsurance business	$ —	$ —	$ 3
Reduction for the events of September 11, 2001	$ —	$ —	$ 2

CIGNA's reinsurance businesses are in run-off. No new reinsurance business has been underwritten since the sale of the U.S. individual life, group life and accidental death reinsurance business in 2000.

Results

Segment loss for the Run-off Reinsurance segment was lower in 2004 primarily because of the 2003 reserve charge for guaranteed minimum death benefit contracts. Excluding this special item, segment loss was higher in 2004 due to:

- increases in reserves for disputed contracts and reserves for credit risk; and
- increases to a valuation allowance against deferred tax assets from continued losses.

These factors were partially offset by lower reserve increases in the workers' compensation and personal accident businesses.

The segment loss for Run-off Reinsurance was lower in 2003 than in 2002 due to higher reserve charges in 2002 related to guaranteed minimum death benefit contracts and to Unicover and London reinsurance matters. See further discussion under Other Matters below.

Excluding these special items, results were lower in 2003 primarily due to:

- increases in reserves for disputed contracts;
- higher losses in the personal accident business; and
- higher losses in the workers' compensation business.

Other Revenues

CIGNA maintains a program to substantially reduce the equity market exposures relating to guaranteed minimum death benefit contracts by entering into exchange-traded futures contracts and foreign currency forward contracts (see below). Other revenue includes pre-tax losses of $165 million in 2004, $550 million in 2003 and pre-tax gains of $87 million in 2002 from these contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses.

Other Matters

Guaranteed minimum death benefit contracts. CIGNA's reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. CIGNA has equity market exposures as a result of this product.

The majority of CIGNA's exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on a contractholder's anniversary date. Under this type of death benefit, CIGNA is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of a contractholder's death. Other annuity designs that CIGNA reinsured guarantee that the benefit received at death will be:

- the contractholder's account value as of the last anniversary date (anniversary reset); or
- no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract.

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA's liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA's liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002, with the implementation of the program to reduce equity market exposure discussed below, the favorable/unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related gains or losses.

Activity in future policy benefit reserves for these guaranteed minimum death benefit contracts was as follows:

(In millions)	**2004**	2003	2002
Balance at January 1	**$1,182**	$1,427	$ 305
Less: Reinsurance recoverable	**52**	66	17
Add: Incurred benefits	**(28)**	53	1,273
Less: Paid benefits	**144**	284	200
Add: Reinsurance recoverable	**30**	52	66
Balance at December 31	**$ 988**	$1,182	$1,427

Benefits paid and incurred are net of ceded amounts. Incurred benefits reflect the favorable/unfavorable impact of a rising/falling equity market on the liability. As discussed above, losses/gains have been recorded in other revenues as a result of the program. In addition, incurred benefits in 2003 and 2002 reflect the impact of the reserve actions discussed below.

The determination of liabilities for guaranteed minimum death benefits requires CIGNA to make critical accounting estimates. CIGNA describes the assumptions used to develop the reserves for these death benefits, and provides the effects of hypothetical changes in those assumptions on page 22. See Note 6 to the Financial Statements for additional information about these assumptions.

In the second quarter of 2003, CIGNA recognized an after-tax charge of $286 million ($441 million pre-tax) to increase reserves following an analysis of experience and reserve assumptions. Prior to the second quarter of 2003, CIGNA's experience of partial surrenders under its guaranteed minimum death benefit contracts was not sufficient to support an explicit reserve assumption. Separately, from mid-2002 through the first quarter of 2003, CIGNA experienced continued adverse mortality development under these contracts. During the second quarter of 2003, CIGNA conducted a special review of the emerging partial surrender activity to determine if sufficient credible data existed for an explicit reserve assumption. The review also included a detailed study of other reserve assumptions, including mortality, to validate the cause of the adverse experience and to determine whether or not long-term mortality expectations should be changed.

As a result of the review, CIGNA recorded the after-tax charge of $286 million referenced above consisting of the following:

- $169 million for the addition of an explicit assumption for both actual and projected future partial surrenders. This estimate is based on annual election rates that vary depending on the net amount at risk for each policy (see Note 6 for more information);
- $56 million primarily reflecting refinements to assumptions relating to the timing of lapses, death benefits and premiums to better reflect CIGNA's experience;
- $39 million due to higher assumed mortality reflecting adverse experience based on contractholder deaths during the period from late 2000 into 2003; and
- $22 million resulting from a decrease in assumed mean investment performance reflecting experience and future expectations based on history for similar investments and considering CIGNA's program to reduce equity market exposures (described below).

As a result of equity market declines and volatility early in the third quarter of 2002, CIGNA evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further equity market declines and the impact on future earnings and capital. As a result of this evaluation, CIGNA implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts, which are expected to rise in value as the equity market declines and decline in value as the equity market rises. As a result, in the third quarter of 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to these guaranteed minimum death benefit contracts and to adopt the program described above to substantially reduce equity market risks related to these contracts.

The $720 million after-tax charge consisted of:

- $580 million, reflecting the reduction in assumed future equity market returns as a result of implementing the program. CIGNA determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns;
- $100 million, reflecting deterioration in equity markets that occurred in the third quarter of 2002 (prior to implementation of the program); and
- $40 million, driven by changes for the following:
    - lower assumed lapse rates based on expectations that lower surrenders will occur due to increased death benefits resulting from stock market declines;
    - higher assumed mortality based on experience since mid-2001;
    - higher assumed market volatility, based on recent experience and expected higher S&P 500 volatility; and
    - a lower assumed discount rate to reflect anticipated funding of the reserve increase at yields lower than the existing assumption.

In the second quarter of 2003, CIGNA began using foreign-denominated, exchange-traded futures contracts and foreign currency forward contracts to reduce international equity market risks associated with this business. CIGNA expects to adjust the futures and forward contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments. For further information and details on these contracts and the program adopted to reduce related equity market risk, refer to Note 6 of the Financial Statements.

As of December 31, 2004, the aggregate fair value of the underlying mutual fund investments was approximately $45.7 billion. The death benefit coverage in force as of that date (representing the amount that CIGNA would have to pay if all 1.2 million contractholders had died on that date) was approximately $9.0 billion. The death benefit coverage in force represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments. The notional or face amount of the futures and forward contract positions held by CIGNA at December 31, 2004, was $1.4 billion.

Guaranteed minimum income benefit contracts. CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. See page 38 for further information about these contracts.

Unicover and other run-off reinsurance. The Run-off Reinsurance operations participate in a workers' compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. Although an arbitration over the most significant reinsurance (retrocessional) contracts for the pool was completed in 2002, some disputes over collection of amounts due CIGNA from the retrocessionaires continue and may require further arbitration actions to resolve. Also, disputes and arbitration regarding other reinsurance (retrocessional) contracts for the pool remain and may not be resolved for some time.

Run-off Reinsurance also includes other workers' compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA obtained retrocessional reinsurance coverage for a significant portion of its liabilities under these contracts. Some of these retrocessionaires have disputed the validity of their contracts with CIGNA. Several of these disputes were settled in 2004 and several remain in arbitration. These arbitrations are expected to be resolved in 2005 and 2006. CIGNA also bears the risk of loss if the retrocessionaires are unable to meet their reinsurance obligations to CIGNA.

In 2002, CIGNA recorded an after-tax charge of $317 million ($408 million pre-tax) based on the outcome of the Unicover arbitration in 2002, as well as a review of other exposures for the run-off reinsurance operations, including an assessment of retrocessional disputes and workers' compensation and personal accident reinsurance exposures. This charge was net of ceded premiums returned to CIGNA of $31 million after-tax ($47 million pre-tax).

Unfavorable claims experience related to workers' compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

Summary. CIGNA's reserves for amounts recoverable from retrocessionaires, as well as for liabilities associated with underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2004, based on current information. However, it is possible that future developments regarding these matters could result in a material adverse effect on CIGNA's consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA's financial condition.

OTHER OPERATIONS

(In millions)

Financial Summary	2004	2003	2002
Premiums and fees	**$124**	$159	$181
Net investment income	**475**	517	565
Other revenues	**173**	216	177
Segment revenues	**772**	892	923
Benefits and expenses	**559**	720	766
Income before taxes	**213**	172	157
Income taxes	**71**	61	52
Segment earnings	**$142**	$111	$105
Realized investment gains (losses), net of taxes	**$ 24**	$ (35)	$ (9)
Special items included in segment earnings:			
Gain on sale of investment advisory businesses	**$ 12**	$ —	$ —

Other Operations consist of:

- deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;
- corporate life insurance;
- leveraged corporate life insurance (corporate life insurance on which policy loans are outstanding);
- settlement annuity business; and
- certain investment management services (a significant portion of which were sold in 2004).

Results

Segment earnings for Other Operations increased in 2004 primarily because of higher earnings in the leveraged corporate insurance business due to year over year changes in the dividend liability for participating policies and favorable reserve adjustments as a result of policy surrenders (see Other Matters below).

This increase was partially offset by:

- lower 2004 earnings in the individual life insurance and annuity business due to a favorable gain adjustment recognized in 2003, an increase to litigation reserves and lower amortized gains; and
- higher severance and employee retention costs associated with the investment operations supporting the sold retirement benefits business and the sale of the investment advisory businesses.

Segment earnings for Other Operations in 2003 reflect:

- a favorable adjustment to the gain recognized from the sale of the individual life insurance and annuity business as a result of an account review; and
- improved results from investment management services.

These increases were offset by a decline in earnings in the leveraged corporate life insurance business due to an increase in the dividend liability for participating policies.

Other Matters

Tax benefits for corporate life insurance. Federal legislation in 1996 eliminated on a prospective basis the tax deductibility of policy loan interest for most leveraged corporate life insurance products, and an Internal Revenue Service (IRS) initiative in 2001 encouraged policyholders to settle tax disputes regarding these products. As a result, some customers have surrendered their policies and management expects earnings associated with these products to continue to decline.

CORPORATE

(In millions)

Financial Summary	2004	2003	2002
Segment loss	**$(114)**	$(127)	$(136)
Special items (after-tax) included in segment loss:			
Federal tax refund	**$ 28**	$ —	$ —
Restructuring charge	**$ (20)**	$ (9)	$ —

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

Special items for 2004 consist of a federal tax refund received in connection with a disputed tax issue and a charge related to CIGNA's operational effectiveness review (see page 24). The special item for 2003 represents a charge related to CIGNA's corporate effectiveness initiative (see page 25).

Excluding these special items, the loss increased in 2004 primarily due to:

- the inclusion of overhead costs previously allocated to the sold retirement benefits business;
- costs associated with retiring $76 million of long-term debt (see contractual obligations on page 38 for additional information); and
- higher stock option expenses in 2004.

These factors were partially offset by higher investment income, lower expenses and favorable tax adjustments.

Excluding the special item, the loss decreased in 2003 primarily due to favorable tax adjustments.

DISCONTINUED OPERATIONS

(In millions)

Financial Summary	2003	2002
Revenues	$ —	$567
Income (loss) before income taxes (benefits)	$ (3)	$ 1
Income taxes (benefits)	(1)	2
Loss from operations	(2)	(1)
Gains on sales, net of taxes of $25	50	—
Income (loss) from discontinued operations	$ 48	$ (1)

Results from discontinued operations in 2003 were primarily driven by after-tax gains on sales of businesses, including:

- $32 million related to Lovelace (see page 25); and
- $18 million related to the Brazilian health care operations (see page 25).

LIQUIDITY AND CAPITAL RESOURCES

(In millions)

Financial Summary	2004	2003	2002
Short-term investments	**$ 71**	$ 147	$ 86
Cash and cash equivalents	**$2,519**	$1,392	$1,575
Short-term debt	**$ —**	$ —	$ 130
Long-term debt	**$1,438**	$1,500	$1,500
Shareholders' equity	**$5,203**	$4,607	$3,936

Liquidity

CIGNA normally meets its operating requirements by:

- maintaining appropriate levels of liquidity in its investment portfolio;
- using cash flows from operating activities; and
- matching investment maturities to the estimated duration of the related insurance and contractholder liabilities.

CIGNA's operations have liquidity requirements that vary among the principal product lines.

Life insurance and pension plan reserves are primarily longer-term liabilities. Liquidity requirements are usually stable and predictable, and are supported primarily by medium-term, fixed-income investments. Pension plan reserves are reinsured by the buyer of the retirement benefits business.

Accident and health reserves, including reserves for long-term disability insurance, consist of both short-term and long-term liabilities. The settlement of reported claims is generally stable and predictable, but usually shorter-term, requiring greater liquidity.

CIGNA's insurance and HMO subsidiaries are subject to regulatory restrictions that limit the amount of dividends or other distributions (such as loans or cash advances) these subsidiaries may provide to their shareholders without prior approval of regulatory authorities. These restrictions may limit the use of operating cash flows of the insurance and HMO subsidiaries for CIGNA's general corporate purposes. See Note 12 for additional information.

Cash flows from continuing operations for the year ended December 31 were as follows:

(In millions)	2004	2003	2002
Operating activities	**$ 1,436**	$ 2,308	$ 1,368
Investing activities	**$ 1,218**	$ (796)	$(1,486)
Financing activities	**$(1,527)**	$(1,695)	$ (225)

Cash and cash equivalents increased $1.1 billion in 2004 and decreased $183 million in 2003.

Cash flows from operating activities consist of cash receipts and disbursements for premiums and fees, gains (losses) recognized in connection with CIGNA's program to manage equity market risk related to reinsured guaranteed minimum death benefit contracts, investment income, taxes, and benefits and expenses.

2004:

The decline in cash flows from operating activities compared with 2003 primarily reflects the following factors:

- net tax payments in 2004 of $687 million compared with tax refunds in 2003 of $245 million (primarily reflecting loss carrybacks attributable to net losses reported in 2002);
- lower cash flow as a result of the sale of the retirement benefits business in 2004;
- higher payments to CIGNA's pension trust; and
- payment of $70 million related to the provider class action litigation (charges reported in the prior year).

These decreases were partially offset by the following:

- an increase in net proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts of $182 million. Such proceeds were used to fund most of the withdrawals from contractholder deposit funds discussed below under financing; and
- lower losses in 2004 compared with 2003 of $385 million associated with futures and forward contracts entered into as part of a program to manage equity market risks in the Run-off Reinsurance segment.

Cash provided by investing activities primarily consists of:

- proceeds from the sale of the retirement benefits business of $2.1 billion, partially offset by;
- net purchases of investments ($841 million); and
- net purchases of property and equipment ($38 million).

Cash used in financing activities consists of:

- repurchase of and payments of dividends on common stock ($776 million);

- net withdrawals from contractholder deposit funds ($739 million); and
- repayment of debt ($76 million).

2003:

The increase in cash flows from operating activities primarily reflects the following factors:

- net proceeds of $867 million from sales and maturities of securities supporting experience-rated pension policyholder contracts. Such proceeds were used to fund most of the withdrawals from contractholder deposit funds discussed below under financing;
- tax refunds of $245 million in 2003, compared with tax and related payments of approximately $275 million in 2002. The tax refunds in 2003 related to loss carrybacks. Current tax liability increased in 2003 for which cash has not been disbursed; and
- lower claim payments and amounts credited to policyholders of approximately $200 million, primarily in the reinsurance, retirement, and leveraged corporate life insurance businesses.

These factors were partially offset by the following:

- lower cash revenues of approximately $600 million, resulting primarily from losses of $550 million associated with futures and forward contracts entered into as part of CIGNA's program to manage equity risks in the Run-off Reinsurance segment compared with gains of $87 million in 2002; and
- higher paid expenses of approximately $40 million reflecting higher payments in 2003 for expenses associated with restructuring charges.

Cash used in investing activities primarily consists of:

- net purchases of investments of $920 million, reflecting the investment of cash flows from operating activities;
- net purchases of property and equipment of $107 million, which are significantly lower than prior year due to less spending on technology and customer service initiatives in the health care business; and
- proceeds on the sale of businesses of $231 million, which primarily consists of Lovelace and the Japanese pension operations.

Cash used in financing activities consists of:

- net withdrawals from contractholder deposit funds of $1.4 billion, reflecting persistency losses in the retirement business resulting from ratings downgrades, the uncertainty of an impending sale and higher business failures among customers;
- dividends on common stock of $185 million, reflecting dividends per share at that time of $1.32; and
- repayment of debt of $130 million, reflecting scheduled maturities of debt. CIGNA does not have additional scheduled debt maturities until 2006.

Capital Resources

CIGNA's capital resources (primarily retained earnings and the proceeds from the issuance of long-term debt and equity securities) provide protection for policyholders, furnish the financial strength to underwrite insurance risks and facilitate continued business growth.

With the net proceeds from the sale of the retirement benefits business and dividends from its subsidiaries, CIGNA expects to continue to:

- provide capital necessary to support growth and maintain or improve the financial strength ratings of subsidiaries; and
- return capital to investors through share repurchase.

Senior management, guided by regulatory requirements and rating agency capital guidelines, determine the amount of capital resources that CIGNA maintains. Management allocates resources to new long-term business commitments when returns, considering the risks, look promising and when the resources available to support existing business are adequate.

CIGNA has $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both. Management and the Board of Directors will consider market conditions and internal capital requirements when deciding whether CIGNA should issue new securities.

In May 2004, CIGNA entered into a three-year syndicated revolving credit and letter of credit agreement for $1.0 billion. Of this amount, up to $600 million may be used to support an internal reinsurance arrangement and the remaining portion will serve as an available line of credit commitment for CIGNA.

Liquidity and Capital Resources Outlook

The availability of resources at the parent/holding company level is partially dependent on dividends from CIGNA's subsidiaries, most of which are subject to regulatory restrictions and rating agency capital guidelines. CIGNA expects, based on current projections for cash activity (including projections for dividends from subsidiaries), to have sufficient resources to:

- provide any funding to subsidiaries needed to support growth and maintain or improve their financial strength ratings;
- provide for the capital requirements of its subsidiaries;
- meet debt service requirements and pay dividends to CIGNA shareholders;
- satisfy pension plan funding requirements; and
- fund CIGNA's program to reduce the equity market risks associated with guaranteed minimum death benefit contracts.

However, if CIGNA's projections are not realized, the demand for funds could exceed available cash if:

- management uses cash for investment opportunities;
- a substantial insurance or contractholder liability becomes due before related investment assets mature; or
- regulatory restrictions prevent the insurance and HMO subsidiaries from distributing cash to the parent company.

In those cases, CIGNA has the flexibility to satisfy liquidity needs through short-term borrowings, such as lines of credit.

Ratings

CIGNA and certain of its insurance subsidiaries are rated by nationally recognized rating agencies. Ratings are always subject to change and there can be no assurance that CIGNA's current ratings will continue for any given period of time. As of February 25, 2005, the current ratings of CIGNA and CG Life were as follows:

	CG Life Insurance Ratings	CIGNA Corporation Debt Ratings	
		Senior Debt	Commercial Paper
A.M. Best	A-	—	—
Moody's	A3	Baa3	P3
S&P	A-	BBB	A2
Fitch	A	BBB	F2

CIGNA is committed to maintaining appropriate levels of capital in its subsidiaries to support ratings that meet customers' expectations, and to improving the earnings of the health care business. Ratings downgrades of CG Life could adversely affect new sales and retention of current business. Lower ratings at the parent company level would increase the cost to borrow funds.

For additional information, refer to the Ratings section in CIGNA's 2004 Form 10-K.

Guarantees and Contractual Obligations

CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided and contractual obligations entered into in the ordinary course of business.

Financial guarantees primarily associated with the retirement benefits business. Separate account assets, primarily associated with the sold retirement benefits business, are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees. Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer:

- CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer's portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2004, employers maintained assets that exceeded 101% to 136% of benefit obligations. Benefit obligations under these arrangements were $3.2 billion as of December 31, 2004, and $3.5 billion as of December 31, 2003. As of December 31, 2004, approximately 90% of the guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2004 or 2003.
- CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. This guaranteed benefit obligation was $362 million as of December 31, 2004 and $371 million as of December 31, 2003. CIGNA had no additional liabilities for this guarantee as of December 31, 2004 or 2003.

Other financial guarantees. CIGNA guaranteed construction loans of $26 million as of December 31, 2004 and 2003 related to real estate joint venture investments. The loans are secured by joint venture real estate property with fair values in excess of the loan amounts and mature by 2008, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. There were no liabilities required for these guarantees as of December 31, 2004 or 2003.

CIGNA had indemnification obligations to lenders of up to $286 million as of December 31, 2004, and $329 million as of December 31, 2003, related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures' real estate properties with fair values in excess of the loan amounts and mature at various dates from 2005 to 2015. CIGNA's indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2004 or 2003.

As of December 31, 2004 and 2003, CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. Guarantees of $21 million expire in 2006 and $28 million expire in 2012. CIGNA had additional liabilities for these guarantees of $3 million as of December 31, 2004 and $2 million as of December 31, 2003.

CIGNA had indemnification obligations as of December 31, 2004 and 2003, in connection with acquisition and disposition transactions. These indemnification obligations are triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these obligations, since not all amounts due under these indemnification obligations are subject to limitation. There were no liabilities required for these indemnification obligations as of December 31, 2004, or 2003.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA's consolidated results of operations, liquidity or financial condition.

Guaranteed minimum income benefit contracts. CIGNA's reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates. See page 21 for additional information on critical accounting estimates for these contracts.

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical worse-case assumptions defined as follows:

- No annuitants surrendered their accounts; and
- All annuitants lived to elect their benefit; and
- All annuitants elected to receive their benefit on the earliest available date (beginning in 2005 through 2014); and
- All underlying mutual fund investment values remained at the December 31, 2004, value of $3.4 billion, with no future returns.

The maximum potential undiscounted payment that CIGNA would make under those assumptions would aggregate to $1.7 billion before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts. CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount.

As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and net amounts recoverable from reinsurers of $39 million. CIGNA had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004.

As of December 31, 2003, CIGNA had liabilities of $74 million related to these contracts and amounts recoverable from reinsurers of $51 million. CIGNA also had an additional liability of $40 million associated with the cost of reinsurance as of December 31, 2003.

See Note 7(H) to the Financial Statements for further information.

Contractual obligations. The maturities of CIGNA's principal contractual cash obligations, as of December 31, 2004, are estimated to be as follows:

(In millions, on an undiscounted basis)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
On-Balance Sheet:					
Insurance liabilities:					
Contractholder deposit funds	**$ 5,492**	**$1,227**	**$1,090**	**$ 877**	**$ 2,298**
Future policy benefits	**11,475**	**718**	**1,022**	**916**	**8,819**
Health Care medical claims payable	**1,594**	**1,551**	**41**	**—**	**2**
Unpaid claims and claim expenses	**4,701**	**1,275**	**930**	**642**	**1,854**
Long-term debt	**2,621**	**105**	**674**	**141**	**1,701**
Other long-term liabilities	**547**	**280**	**100**	**56**	**111**
Off-Balance Sheet:					
Purchase obligations	**531**	**261**	**212**	**38**	**20**
Operating leases	**560**	**122**	**181**	**100**	**157**
Total	**$27,521**	**$5,539**	**$4,250**	**$2,770**	**$14,962**

- ***Insurance liabilities.*** Contractual obligations on insurance liabilities represent estimated benefit payments for health and insurance policies and annuity contracts less amounts CIGNA expects to recover under certain reinsurance arrangements. Actual obligations in any single year will vary based on actual morbidity, mortality, lapse and withdrawal experience. The amounts associated with the sold retirement benefits and individual life insurance and annuity businesses are excluded from the table above as net cash flow associated with them does not impact CIGNA. The total amount of these reinsured reserves excluded is approximately $15.5 billion. The sum of the obligations presented above exceeds the corresponding insurance liabilities of $17.0 billion recorded on the balance sheet because these liabilities reflect discounting for interest. CIGNA manages its investment portfolios to generate cash flows needed to satisfy contractual obligations. Any shortfall from expected yields could result in increases to recorded reserves and adversely impact results of operations.

- ***Long-term debt*** includes scheduled interest payments.
- ***Other long-term liabilities.*** These items are presented in accounts payable, accrued expenses and other liabilities in CIGNA's consolidated balance sheet. This table includes approximately $105 million of nondiscretionary pension contributions and $85 million of estimated benefit payments expected in 2005 for pension and other postretirement and postemployment benefit plans. This amount of nondiscretionary pension contributions assumes that current minimum funding requirements continue unchanged. CIGNA expects to make additional benefit plan payments subsequent to 2005, however these amounts have been excluded from the table as the timing of such payments is based on plan assumptions which may materially differ from actual plan activities (see Note 14 to the Financial Statements for further information on pension and other postretirement benefit obligations). This table also includes estimated payments for deferred and supplemental compensation plans, interest rate and foreign currency contracts and certain reinsurance liabilities.
- ***Purchase obligations.*** These items include estimated payments required under contractual arrangements for future services and investment commitments. As of December 31, 2004, CIGNA had commitments to purchase the following investments:

Fixed maturities	**$ 31 million**
Mortgage loans	**$106 million**
Real estate joint ventures and security partnerships (other long-term investments)	**$113 million**

CIGNA expects to disburse most of these committed amounts in 2005.

- ***Operating leases.*** For additional information, see Note 18 to the Financial Statements.

Share Repurchase

CIGNA has a share repurchase program, which was authorized by its Board of Directors. Decisions to repurchase shares depend on market conditions and alternative uses of capital.

On February 1, 2005, CIGNA's Board of Directors increased the share repurchase authorization by an additional $500 million. The total remaining share repurchase authorization as of February 25, 2005, was $780 million. CIGNA repurchased 10.0 million shares in 2004 for $690 million, and 3.5 million shares in 2002 for $343 million. CIGNA did not repurchase shares in 2003.

See also the table in Part II, Item 2 of CIGNA's Form 10-K for more information on share repurchase activity for the year ended December 31, 2004.

INVESTMENT ASSETS

In connection with the sale of the retirement benefits business in 2004, $18.5 billion of investment assets were transferred to the buyer. Additional information regarding CIGNA's investment assets and related accounting policies is included in Notes 2, 7, 8 and 9 to the Financial Statements and in CIGNA's 2004 Form 10-K.

Fixed Maturities

Investments in fixed maturities (bonds) include publicly traded and privately placed debt securities, mortgage and other asset-backed securities and redeemable preferred stocks.

The fair value of investments in fixed maturities as of December 31 was as follows:

(In millions)	**2004**	2003
Federal government and agency	**$ 834**	$ 816
State and local government	**2,661**	2,227
Foreign government	**833**	752
Corporate	**10,067**	11,211
Federal agency mortgage-backed	**101**	250
Other mortgage-backed	**873**	672
Other asset-backed	**767**	1,193
Total	**$16,136**	$17,121

Quality ratings. As of December 31, 2004, $15.5 billion, or 96%, of the fixed maturities in CIGNA's investment portfolio were investment grade (Baa and above, or equivalent), and the remaining $645 million were below investment grade. Most of the bonds that are below investment grade are rated at the higher end of the non-investment grade spectrum.

Private placement investments are generally less marketable than public bonds, but yields on these investments tend to be higher than yields on publicly offered debt with comparable credit risk. The fair value of private placement investments was $6.2 billion as of December 31, 2004, and $11.5 billion as of December 31, 2003. CIGNA maintains controls on its participation in private placement investments. In particular, CIGNA performs a credit analysis of each issuer, diversifies investments by industry and issuer and requires financial and other covenants that allow CIGNA to monitor issuers for deteriorating financial strength so CIGNA can take remedial actions, if warranted.

Because of the higher yields and the inherent risk associated with privately placed investments and below investment grade securities, gains or losses from such investments could significantly affect future results of operations. However, management does not expect such gains or losses to be material to CIGNA's liquidity or financial condition.

Mortgage Loans and Real Estate

CIGNA's mortgage loans are diversified by property type, location and borrower to reduce exposure to potential losses. CIGNA routinely monitors and evaluates the status of its mortgage loans by reviewing loan and property-related information, including cash flows, expiring leases, financial health of the borrower and major tenants, loan payment history, occupancy and room rates for hotels and, for commercial properties, significant new competition. CIGNA evaluates this information in light of current economic conditions as well as geographic and property type considerations.

As of December 31, investment real estate (including amounts in 2003 attributable to policyholder contracts) and related cumulative write-downs and valuation reserves were as follows:

(In millions)	**2004**	2003
Real estate held and used	**$78**	$248
Less cumulative write-downs	—	102
Investment real estate	**$78**	$146

Problem and Potential Problem Investments

"Problem" bonds and mortgage loans are either delinquent or have been restructured as to terms (interest rate or maturity date). "Potential problem" bonds and mortgage loans are fully current, but management believes they have certain characteristics that increase the likelihood that they will become "problems." For example, CIGNA considers mortgage loans to be potential problems if the borrower has requested restructuring, or principal or interest payments are past due by more than 30 but fewer than 60 days.

CIGNA recognizes interest income on "problem" bonds and mortgage loans only when payment is actually received because of the risk profile of the underlying investment. The amount that would have been reflected in net income if interest on non-accrual investments had been recognized in accordance with the original terms was $13 million in 2004, $8 million in 2003 and $14 million in 2002.

The following table shows problem and potential problem investments, net of valuation reserves and write-downs as of December 31, (including amounts attributable to experience-rated pension policyholder contracts as of December 31, 2003):

(In millions)	**2004**	2003
Problem bonds	**$37**	$132
Potential problem bonds	**$44**	$161
Problem mortgage loans	**$65**	$ 24
Potential problem mortgage loans	**$72**	$335
Foreclosed real estate	**$10**	$ 23

The decrease in the 2004 amounts, except for problem mortgage loans is primarily due to reduced investment assets as a result of the sale of the retirement benefits business. Problem mortgage loans increased due to new delinquencies.

Foreclosed real estate represents an investment in a real estate joint venture classified in other long-term investments at December 31, 2004 and real estate held directly at December 31, 2003. At December 31, 2003, 48% of the carrying value of the properties acquired through foreclosure was attributable to policyholder contracts.

Summary

The effect of investment asset write-downs and changes in valuation reserves on CIGNA's net income are shown below. Other includes amounts attributable to experience-rated pension policyholder contracts and modified coinsurance arrangements with the buyer of the retirement benefits business.

(In millions)	**2004**	2003	2002
CIGNA	**$16**	$103	$150
Other	**$ 8**	$ 61	$199

CIGNA's portion of these losses is a component of realized investment results. The 2004 amounts attributable to policyholder contracts generally decreased because securities supporting experience-rated pension policyholder business were classified as trading beginning in October 2003 through April 1, 2004, the closing of the retirement benefits business sale.

The weakness in certain sectors of the economy and rising interest rates may cause additional investment losses. These investment losses could materially affect future results of operations, although CIGNA does not currently expect them to have a material effect on its liquidity or financial condition, or to result in a significant decline in the aggregate carrying value of its assets.

MARKET RISK

Financial Instruments

CIGNA's assets and liabilities include financial instruments subject to the risk of potential losses from adverse changes in market rates and prices. CIGNA's primary market risk exposures are:

- ***Interest-rate risk*** on fixed-rate, domestic, medium-term instruments. Changes in market interest rates affect the value of instruments that promise a fixed return.
- ***Foreign currency exchange rate risk*** of the U.S. dollar to the South Korean won, Hong Kong dollar, Taiwan dollar, Chilean peso, British pound, Canadian dollar and EURO. An unfavorable change in exchange rates reduces the carrying value of net assets denominated in foreign currencies.
- ***Equity price risk*** for domestic equity securities and for reinsurance contracts that guarantee minimum death or income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual fund investments. See pages 32 and 38 for further discussion of guaranteed minimum death and income benefits contracts.

CIGNA's Management of Market Risks

CIGNA predominantly relies on three techniques to manage its exposure to market risk:

- ***Investment/liability matching.*** CIGNA generally selects investment assets with characteristics (such as duration, yield, currency and liquidity) that correspond to the underlying characteristics of its related insurance and contractholder liabilities so that CIGNA can match the investments to its obligations. Shorter-term investments support generally shorter-term life and health liabilities.

Medium-term, fixed-rate investments support interest-sensitive and health liabilities. Longer-term investments generally support longer-term, fully guaranteed products like annuities and longer-term life and health (principally long-term disability) liabilities.

- *Use of local currencies for foreign operations.* CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies. This substantially limits exchange rate risk to net assets denominated in foreign currencies.
- *Use of derivatives.* CIGNA generally uses derivative financial instruments to minimize certain market risks.

See Notes 2(C) and 7(H) to the Financial Statements for additional information about financial instruments, including derivative financial instruments.

Effect of Market Fluctuations on CIGNA

The examples shown in the table that follows illustrate the effect of hypothetical changes in market rates or prices on the fair value of certain financial instruments. Actual results could differ materially because the examples were developed using estimates and assumptions. Certain financial instruments are excluded from these hypothetical calculations:

- separate account assets and liabilities because gains and losses generally accrue to policyholders;
- insurance contract liabilities (56% of CIGNA's non-separate account liabilities at December 31, 2004 and 48% as of December 31, 2003) and reinsurance recoverables on unpaid losses (6% of CIGNA's non-separate account assets at December 31, 2004 and 11% as of December 31, 2003);
- the effect of a hypothetical change in equity indices and foreign exchange rates on fair values of futures and forward contracts used in a program for guaranteed minimum death benefit contracts which is discussed separately below; and
- the effect of a hypothetical change in interest rates on the fair value of an embedded derivative under a modified coinsurance arrangement which is discussed separately below.

Subject to these exclusions, the effects of hypothetical changes in market rates or prices on the fair values of certain of CIGNA's financial instruments would have been as follows as of December 31:

Market scenario for certain noninsurance financial instruments	**Loss in fair value**	
	2004	2003
100 basis point increase in interest rates	**$ 1.1 billion**	$ 1.3 billion
10% strengthening in U.S. dollar to foreign currencies	**$130 million**	$100 million
10% decrease in market prices for equity exposures	**$ 20 million**	$ 30 million

The effect of a hypothetical increase in interest rates on the fair values of certain of CIGNA's financial instruments decreased in 2004 as a result of the sale of the assets supporting the retirement benefits business. The effect of a hypothetical increase in interest rates was determined by estimating the present value of future cash flows using various models, primarily duration modeling. The effect of a hypothetical strengthening of the U.S. dollar relative to the foreign currencies held by CIGNA was estimated to be 10% of the U.S. dollar equivalent fair value. The effect of a hypothetical decrease in the market prices of equity exposures was estimated based on a 10% decrease in the mutual fund values underlying guaranteed income benefits reinsured by CIGNA and a 10% decrease in the value of equity securities held by CIGNA.

CIGNA uses futures and forward contracts as part of a program to substantially reduce the effect of equity market changes on certain reinsurance contracts that guarantee minimum death benefits based on unfavorable changes in variable annuity account values. The hypothetical effect of a 10% increase in the S&P 500, Russell 2000, NASDAQ, TOPIX (Japanese) and PAN-EURO equity indices and a 10% weakening in the U.S. dollar to the Japanese yen and EURO would have been a decrease of approximately $130 million in the fair value of the futures and forward contracts outstanding under this program as of December 31, 2004. A corresponding decrease in liabilities for guaranteed minimum death benefit contracts would result from the hypothetical 10% increase in these equity indices and 10% weakening in the U.S. dollar. See Note 6 to the Financial Statements for further discussion of this program and related guaranteed minimum death benefit contracts.

In addition, CIGNA reports the effects of embedded derivatives under a modified coinsurance arrangement that transfers to the buyer of the retirement benefits business certain unrealized changes in fair value due to interest rate and credit risks of the underlying invested assets, primarily fixed maturities and mortgage loans. As of December 31, 2004, a hypothetical 100 basis point decline in interest rates would decrease net income by approximately $60 million for the effects of these embedded derivatives. A hypothetical 200 basis point decline in interest rates would decrease net income by approximately $155 million for the effects of these embedded derivatives. Associated increases in the fair values of the underlying fixed maturities would be reflected in shareholders' equity.

Stock Market Performance

The performance of equity markets can have a significant effect on CIGNA's businesses, including on:

- risks and exposures associated with guaranteed minimum death benefit (see page 32) or income benefit contracts (see page 38); and
- minimum pension liabilities since equity securities comprise a significant portion of the assets of CIGNA's employee pension plans.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in press releases, in CIGNA's filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. Forward-looking statements may contain information about financial prospects, economic conditions, trends and other uncertainties. For example, this Management's Discussion and Analysis includes forward-looking information regarding, among other things, the use of proceeds from CIGNA's sale of its retirement benefits business, CIGNA's restructuring programs and activities, litigation and other legal matters, operational improvement in the health care operations, and the outlook for CIGNA's full year 2005 results. You should not place undue reliance on these forward-looking statements. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1. increased medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2. increased medical, administrative, technology or other costs resulting from new legislative and regulatory requirements imposed on CIGNA's employee benefits businesses (see Employee benefits regulation on page 25 for more information);
3. challenges and risks associated with implementing the improvement initiatives in the health care operations, the organizational realignment and the reduction of overall CIGNA and health care cost structure, including that operational efficiencies and medical cost benefits do not emerge as expected and that membership does not stabilize and begin to grow, resulting in significantly greater than expected reductions in medical membership;
4. risks associated with the amount and timing of gain recognition on the sale of CIGNA's retirement benefits business;
5. risks associated with pending and potential state and federal health care class action lawsuits, purported securities class action lawsuits, disputes regarding reinsurance arrangements, other litigation and regulatory actions challenging CIGNA's businesses and the outcome of pending government proceedings;
6. heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses, primarily the health care business;
7. significant changes in interest rates;
8. downgrades in the financial strength ratings of CIGNA's insurance subsidiaries, which could, among other things, adversely affect new sales and retention of current business;
9. limitations on the ability of CIGNA's insurance subsidiaries to dividend capital to the parent company as a result of downgrades in the subsidiaries' financial strength ratings, changes in statutory reserve or capital requirements or other financial constraints;
10. inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures and forward contracts and in matching such contracts to the underlying equity risk);
11. adjustments to the reserve assumptions and other considerations (including lapse, partial surrender, mortality, interest rates and volatility) used in estimating CIGNA's liabilities for reinsurance contracts that guarantee minimum death benefits under certain variable annuities;
12. adjustments to the assumptions (including annuity election rates and reinsurance recoverables) used in estimating CIGNA's assets and liabilities for reinsurance contracts that guarantee minimum income benefits under certain variable annuities;
13. significant stock market declines, which could, among other things, result in increased pension expenses in CIGNA's pension plan in future periods and the recognition of additional pension obligations;
14. unfavorable claims experience related to workers' compensation and personal accident exposures of the run-off reinsurance business, including losses attributable to the inability to recover claims from retrocessionaires;
15. significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
16. changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Consolidated Statements of Income

(In millions, except per share amounts)			
For the years ended December 31,	2004	2003	2002
Revenues			
Premiums and fees	$14,236	$15,460	$15,703
Net investment income	1,643	2,594	2,716
Other revenues	1,774	603	1,167
Realized investment gains (losses)	523	151	(238)
Total revenues	18,176	18,808	19,348
Benefits and Expenses			
Health Care medical claims expense	6,616	8,068	8,244
Other benefit expenses	3,648	4,152	6,070
Other operating expenses	5,537	5,740	5,679
Total benefits and expenses	15,801	17,960	19,993
Income (Loss) from Continuing Operations before Income Taxes (Benefits)	2,375	848	(645)
Income taxes (benefits):			
Current	870	96	(139)
Deferred	(72)	168	(60)
Total taxes (benefits)	798	264	(199)
Income (Loss) from Continuing Operations	1,577	584	(446)
Income (Loss) from Discontinued Operations	—	48	(1)
Income (Loss) before Cumulative Effect of Accounting Change	1,577	632	(447)
Cumulative Effect of Accounting Change, Net of Taxes	(139)	—	—
Net Income (Loss)	$ 1,438	$ 632	$ (447)
Basic Earnings (Loss) Per Share:			
Income (loss) from continuing operations	$ 11.55	$ 4.18	$ (3.17)
Income (loss) from discontinued operations	—	0.34	(0.01)
Income (loss) before cumulative effect of accounting change	11.55	4.52	(3.18)
Cumulative effect of accounting change, net of taxes	(1.01)	—	—
Net income (loss)	$ 10.54	$ 4.52	$ (3.18)
Diluted Earnings (Loss) Per Share:			
Income (loss) from continuing operations	$ 11.44	$ 4.16	$ (3.17)
Income (loss) from discontinued operations	—	0.34	(0.01)
Income (loss) before cumulative effect of accounting change	11.44	4.50	(3.18)
Cumulative effect of accounting change, net of taxes	(1.01)	—	—
Net income (loss)	$ 10.43	$ 4.50	$ (3.18)

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods have been restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except per share amounts) As of December 31,		2004		2003
Assets				
Investments:				
Fixed maturities, at fair value (amortized cost, $14,812; $15,772)		**$16,136**		$17,121
Securities supporting experience-rated pension policyholder contracts, at fair value (amortized cost, $10,558 for 2003)		**—**		11,222
Equity securities, at fair value (cost, $11; $47)		**33**		78
Mortgage loans		**3,529**		8,655
Policy loans		**1,594**		1,572
Real estate		**78**		146
Other long-term investments		**478**		717
Short-term investments		**71**		147
Total investments		**21,919**		39,658
Cash and cash equivalents		**2,519**		1,392
Accrued investment income		**285**		468
Premiums, accounts and notes receivable		**1,628**		2,184
Reinsurance recoverables		**14,595**		6,395
Deferred policy acquisition costs		**544**		580
Property and equipment		**777**		973
Deferred income taxes		**1,383**		1,089
Goodwill		**1,620**		1,620
Other assets, including other intangibles		**312**		447
Separate account assets		**35,477**		35,393
Total assets		**$81,059**		$90,199
Liabilities				
Contractholder deposit funds		**$17,839**		$26,966
Future policy benefits		**8,428**		8,565
Unpaid claims and claim expenses		**4,311**		4,425
Health Care medical claims payable		**1,594**		2,173
Unearned premiums		**343**		263
Total insurance and contractholder liabilities		**32,515**		42,392
Accounts payable, accrued expenses and other liabilities		**6,359**		6,284
Long-term debt		**1,438**		1,500
Nonrecourse obligations		**67**		23
Separate account liabilities		**35,477**		35,393
Total liabilities		**75,856**		85,592
Contingencies — Note 21				
Shareholders' Equity				
Common stock (shares issued, 160; 275)		**$ 40**		$ 69
Additional paid-in capital		**2,360**		3,647
Net unrealized appreciation, fixed maturities	**$ 393**		$ 610	
Net unrealized appreciation, equity securities	**14**		29	
Net unrealized depreciation, derivatives	**(16)**		(12)	
Net translation of foreign currencies	**2**		(14)	
Minimum pension liability adjustment	**(729)**		(667)	
Accumulated other comprehensive loss		**(336)**		(54)
Retained earnings		**3,679**		9,502
Less treasury stock, at cost		**(540)**		(8,557)
Total shareholders' equity		**5,203**		4,607
Total liabilities and shareholders' equity		**$81,059**		$90,199
Shareholders' Equity Per Share		**$ 39.41**		$ 32.77

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods have been restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders' Equity

(In millions, except per share amounts)						
For the years ended December 31,	**2004**		2003		2002	
	Compre-hensive Income	**Share-holders' Equity**	Compre-hensive Income	Share-holders' Equity	Compre-hensive Income	Share-holders' Equity
Common Stock, beginning of year		**$ 69**		$ 68		$ 68
Retirement of treasury stock		**(29)**		—		—
Issuance of common stock for employee benefit plans		**—**		1		—
Common Stock, end of year		**40**		69		68
Additional Paid-In Capital, beginning of year		**3,647**		3,525		3,338
Retirement of treasury stock		**(1,400)**				
Issuance of common stock for employee benefit plans		**113**		122		187
Additional Paid-In Capital, end of year		**2,360**		3,647		3,525
Accumulated Other Comprehensive Income (Loss), beginning of year		**(54)**		(202)		147
Net unrealized appreciation (depreciation), fixed maturities	**$ (217)**	**(217)**	$ 98	98	$ 323	323
Net unrealized appreciation (depreciation), equity securities	**(15)**	**(15)**	3	3	(24)	(24)
Net unrealized appreciation (depreciation) on securities	**(232)**		101		299	
Net unrealized depreciation, derivatives	**(4)**	**(4)**	(18)	(18)	(4)	(4)
Net translation of foreign currencies	**16**	**16**	18	18	(6)	(6)
Minimum pension liability adjustment	**(62)**	**(62)**	47	47	(638)	(638)
Other comprehensive income (loss)	**(282)**		148		(349)	
Accumulated Other Comprehensive Loss, end of year		**(336)**		(54)		(202)
Retained Earnings, beginning of year		**9,502**		9,055		9,687
Net income (loss)	**1,438**	**1,438**	632	632	(447)	(447)
Retirement of treasury stock		**(7,204)**		—		—
Common dividends declared (per share: $0.41; $1.32; $1.32)		**(57)**		(185)		(185)
Retained Earnings, end of year		**3,679**		9,502		9,055
Treasury Stock, beginning of year		**(8,557)**		(8,510)		(8,135)
Repurchase of common stock		**(690)**		—		(343)
Retirement of treasury stock		**8,633**		—		—
Other treasury stock transactions, net		**74**		(47)		(32)
Treasury Stock, end of year		**(540)**		(8,557)		(8,510)
Total Comprehensive Income (Loss) and Shareholders' Equity	**$ 1,156**	**$ 5,203**	$ 780	$ 4,607	$ (796)	$ 3,936

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods have been restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(In millions)			
For the years ended December 31,	**2004**	2003	2002
Cash Flows from Operating Activities			
Income (loss) from continuing operations	**$ 1,577**	$ 584	$ (446)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Insurance liabilities	**(771)**	(71)	1,797
Reinsurance recoverables	**218**	186	161
Deferred policy acquisition costs	**(99)**	(80)	(39)
Premiums, accounts and notes receivable	**358**	62	(261)
Accounts payable, accrued expenses and other liabilities	**(451)**	33	288
Current income taxes	**179**	341	(435)
Deferred income taxes	**(72)**	168	(60)
Realized investment (gains) losses	**(523)**	(151)	238
Depreciation and amortization	**230**	246	221
Gains on sales of businesses (excluding discontinued operations)	**(472)**	(92)	(75)
Proceeds from sales and maturities of securities supporting experience-rated pension policyholder contracts, net of purchases	**1,049**	867	—
Other, net	**213**	215	(21)
Net cash provided by operating activities of continuing operations	**1,436**	2,308	1,368
Cash Flows from Investing Activities			
Proceeds from investments sold:			
Fixed maturities	**3,095**	7,984	4,348
Equity securities	**154**	292	123
Mortgage loans	**386**	886	1,324
Other (primarily short-term investments)	**8,620**	7,921	5,459
Investment maturities and repayments:			
Fixed maturities	**766**	2,210	2,059
Mortgage loans	**651**	1,310	928
Investments purchased:			
Fixed maturities	**(4,899)**	(11,271)	(9,788)
Equity securities	**(14)**	(55)	(127)
Mortgage loans	**(1,032)**	(2,067)	(1,056)
Other (primarily short-term investments)	**(8,568)**	(8,130)	(4,418)
Proceeds on sales of businesses, net	**2,121**	231	—
Property and equipment, net	**(38)**	(107)	(303)
Other, net	**(24)**	—	(35)
Net cash provided by (used in) investing activities of continuing operations	**1,218**	(796)	(1,486)
Cash Flows from Financing Activities			
Deposits and interest credited to contractholder deposit funds	**2,368**	7,963	8,535
Withdrawals and benefit payments from contractholder deposit funds	**(3,107)**	(9,349)	(8,253)
Net change in short-term debt	**—**	(3)	(9)
Excess tax benefits on stock compensation	**—**	—	10
Repayment of long-term debt	**(76)**	(127)	(36)
Repurchase of common stock	**(676)**	—	(355)
Issuance of common stock	**64**	6	68
Common dividends paid	**(100)**	(185)	(185)
Net cash used in financing activities of continuing operations	**(1,527)**	(1,695)	(225)
Net increase (decrease) in cash and cash equivalents	**1,127**	(183)	(343)
Cash and cash equivalents, beginning of year	**1,392**	1,575	1,918
Cash and cash equivalents, end of year	**$ 2,519**	$ 1,392	$ 1,575
Supplemental Disclosure of Cash Information:			
Income taxes paid (received), net of refunds	**$ 687**	$ (245)	$ 218
Interest paid	**$ 109**	$ 114	$ 120

In 2004, CIGNA adopted the fair value method of accounting for stock options. Prior periods have been restated. See Note 2 for additional information.

The accompanying Notes to the Financial Statements are an integral part of these statements.

Note 1 – Description of Business

CIGNA Corporation's subsidiaries provide health care and related benefits offered through the workplace. Key product lines include health care products and services (medical, pharmacy, behavioral health, dental benefits, and disease management) as well as group disability, life and accident insurance and disability and workers' compensation case management and related services. In addition, CIGNA has an international operation that offers similar products to businesses and individuals in selected markets, and has certain inactive businesses including a run-off retirement operation and a run-off reinsurance operation. See Note 3(A) for information regarding the sale of the retirement benefits business.

Note 2 – Summary of Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include the accounts of CIGNA Corporation, its significant subsidiaries, and variable interest entities of which CIGNA is the primary beneficiary, which are referred to collectively as "CIGNA." Intercompany transactions and accounts have been eliminated in consolidation.

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. Amounts recorded in the financial statements reflect management's estimates and assumptions about medical costs, investment valuation, interest rates and other factors. Significant estimates are discussed throughout these Notes; however, actual results could differ from those estimates.

Results of operations of Lovelace Health Systems, Inc. (Lovelace), an integrated health care system and subsidiary of CIGNA, are reported as discontinued operations because CIGNA sold that business in January 2003 (see Note 3(D)). Unless otherwise indicated, amounts in these Notes exclude the effects of discontinued operations.

Certain reclassifications have also been made to prior years' amounts to conform to the 2004 presentation.

B. Recent Accounting Pronouncements

Stock compensation. On October 1, 2004, CIGNA elected to early adopt Statement of Financial Accounting Standards (SFAS) No. 123 (as revised in 2004 and referred to as SFAS 123R,) "Share-Based Payment." Prior period financial statements have been restated to comply with SFAS 123R. This standard requires companies to recognize in net income an estimate of expense for stock awards and options over their vesting periods typically determined as of the date of grant. Compensation expense for stock options is recorded based on the estimated fair value of the stock options using an option-pricing model. Compensation expense continues to be recorded for restricted stock grants and deferred stock units over their vesting periods based on fair value, which is equal to the market price of CIGNA common stock on the date of grant. The following information summarizes the effects (reported in Corporate) of implementing this standard on CIGNA's net income (loss) and earnings (loss) per share for stock option expense:

(In millions, except per share amounts)	2004	2003	2002
Net income (loss), prior to implementation	$1,405	$ 650	$ (355)
Compensation expense for stock options, net of taxes, prior to implementation	75	18	(43)
Compensation expense for stock options, net of tax, under SFAS 123R	(42)	(36)	(49)
Net income (loss), under SFAS 123R	$1,438	$ 632	$ (447)
Net income (loss) per share:			
Basic—prior to implementation	$10.29	$4.65	$(2.53)
Basic—as restated	$10.54	$4.52	$(3.18)
Diluted—prior to implementation	$10.18	$4.62	$(2.53)
Diluted—as restated	$10.43	$4.50	$(3.18)

See Note 15 for a further discussion of CIGNA's stock plans and the cost of stock compensation.

Derivative Instruments. In April 2003, the Financial Accounting Standards Board (FASB) issued an amendment and finalized an implementation issue related to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Implementation of the SFAS 133 amendment and the implementation issue in the third quarter of 2003 had no material effect on CIGNA's financial statements.

As permitted by the implementation issue and the Statement of Position (SOP) described below, CIGNA reclassified securities supporting experience-rated pension policyholder contracts associated with its retirement benefits business to trading in the fourth quarter of 2003, and reported these securities in a separate balance sheet caption until the sale of the retirement benefits business on April 1, 2004. Under the experience-rating process, unrealized gains and losses recognized for these securities accrued to policyholders. Accordingly, the reclassification did not affect CIGNA's net income.

Additional information regarding SFAS No. 133 and the nature and accounting treatment of CIGNA's derivative financial instruments is included in Note 7(H).

Long-Duration Contracts. Effective January 1, 2004, CIGNA implemented SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

The SOP addresses accounting for certain contractual features of investment-related and universal life contracts and for separate accounts. The cumulative effect of implementing the SOP in 2004 was a reduction to net income of $139 million, of which $136 million resulted from recording liabilities for certain experience-rated pension policyholder contracts based on the appreciated value of associated pools of investments, primarily mortgage loans and real estate. CIGNA recorded additional benefits expense of $17 million pre-tax ($11 million after-tax) in 2004 to reflect the post-implementation effect of this accounting requirement. The sale of CIGNA's retirement benefits business generally resulted in the transfer to the buyer of the pool of investments and securities supporting experience-rated pension policyholder contracts discussed above. See Note 3(A) for information about this sale.

The remaining cumulative effect resulted from implementing the SOP's requirements applicable to universal life contracts. CIGNA's accounting for reinsurance of guaranteed minimum death benefit contracts and guaranteed minimum income benefit contracts was not affected by the provisions of the SOP.

Consolidation. On March 31, 2004, CIGNA implemented FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised, that provides criteria for consolidating certain entities based on majority ownership of expected losses or residual returns. At implementation, CIGNA recorded additional assets and liabilities, primarily associated with real estate joint ventures, of $98 million each, including $83 million of nonrecourse liabilities.

At December 31, 2004, CIGNA had consolidated real estate joint venture assets of $88 million, primarily real estate investments and cash and cash equivalents, and liabilities of $67 million including: $14 million of variable rate debt due by 2008, $46 million of nonrecourse obligations and $7 million of other liabilities.

At December 31, 2004, CIGNA had consolidated amounts associated with certain variable interest entities that issue investment products secured by commercial loan pools as follows: investments of $145 million, primarily fixed maturities and other long-term investments, and nonrecourse liabilities of $34 million, including $21 million of nonrecourse obligations and $13 million of other nonrecourse liabilities.

At December 31, 2003, CIGNA had recorded variable interest entities as follows: real estate joint ventures with assets of $20 million and nonrecourse liabilities of $5 million and, for entities that issue investment products secured by commercial loan pools, assets of $215 million and nonrecourse liabilities of $40 million, including $23 million of nonrecourse obligations and $17 million of other nonrecourse liabilities.

Other Postretirement Benefits. See Note 14 for a discussion of the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003.

Other-Than-Temporary Impairment. In 2004, the FASB Emerging Issues Task Force provided guidance on evaluating fixed maturities and equity securities for other-than-temporary impairment, including the timing and measurement of impairment for interest-related declines in value. Because this guidance is subject to interpretation by the FASB, CIGNA is currently unable to estimate its implementation effect. Under the final interpretation of this guidance, CIGNA may recognize other-than-temporary impairments of fixed maturities and equity securities through realized investment losses that may be material to CIGNA's net income. CIGNA does not expect any such impairments to impact shareholders' equity because unrealized depreciation on fixed maturities and equity securities is included in shareholders' equity. See Note 7 for a review of declines in fair value of fixed maturities and equity securities.

C. Financial Instruments

In the normal course of business, CIGNA enters into transactions involving various types of financial instruments. These financial instruments include:

- various investments (such as fixed maturities, securities supporting experience-rated pension policyholder contracts prior to the sale of the retirement benefits business and equity securities);
- short- and long-term debt; and
- off-balance-sheet instruments (such as investment and certain loan commitments and financial guarantees).

These instruments may change in value due to interest rate and market fluctuations, and most also have credit risk. CIGNA evaluates and monitors each financial instrument individually and, when management considers it appropriate, uses a derivative instrument or obtains collateral or another form of security to minimize risk of loss.

Most financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value. The following table shows the fair values and carrying values of CIGNA's financial instruments not carried at fair value, at the end of 2004 and 2003:

(In millions)	**2004**		**2003**	
	Fair Value	**Carrying Value**	Fair Value	Carrying Value
Mortgage loans	**$3,748**	**$3,529**	$ 9,293	$ 8,655
Contractholder deposit funds, excluding universal life products	**$9,822**	**$9,821**	$19,235	$18,823
Long-term debt	**$1,614**	**$1,438**	$ 1,667	$ 1,500

Fair values of off-balance-sheet financial instruments were not material.

Fair values of financial instruments are based on quoted market prices when available. When market prices are not available, management estimates fair value based on discounted cash flow analyses, which use current interest rates for similar financial instruments with comparable terms and credit quality. Management estimates the fair value of the reinsurance recoverable and liabilities for contractholder deposit funds using the amount receivable or payable on demand and, for those deposit funds not payable on demand, using discounted cash flow analyses. In many cases, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the instrument were sold immediately.

D. Investments

CIGNA's accounting policies for investment assets are discussed below:

Fixed maturities and equity securities. Fixed maturities include bonds, mortgage- and other asset-backed securities and redeemable preferred stocks. Equity securities include common and non-redeemable preferred stocks. These investments are primarily classified as available for sale and are carried at fair value with changes in fair value recorded in shareholders' equity. Fixed maturities and equity securities are considered impaired, and their cost basis is written down to fair value through earnings, when management expects a decline in value to persist (i.e. the decline is "other than temporary"). As of December 31, 2004, fixed maturities include $56 million of securities classified as trading and carried at fair value with changes in fair value reported in other revenues.

Securities supporting experience-rated pension policyholder contracts. Securities supporting experience-rated pension policyholder contracts include fixed maturities and equity securities. Beginning October 1, 2003, these securities were classified as trading and were carried at fair value, with changes in fair value reported in other revenues. Under the experience-rating process, net investment income and other revenues on these assets generally accrued to policyholders and were offset by amounts reported in benefits and expenses (See Note 2(B)). Realized and unrealized investment gains and losses on these assets were reported net of amounts that accrued to pension policyholders. As a result of the sale of the retirement benefits business in 2004, substantially all of these securities were transferred to the buyer.

Mortgage loans. Mortgage loans are carried at unpaid principal balances. Impaired loans are carried at the lower of unpaid principal or fair value of the underlying collateral. CIGNA estimates the fair value of the underlying collateral primarily using internal appraisals. Mortgage loans are considered impaired when it is probable that CIGNA will not collect amounts due according to the terms of the loan agreement.

Real estate. Investment real estate can be "held and used" or "held for sale". CIGNA accounts for real estate as follows:

- Real estate "held and used" is expected to be held longer than one year and includes real estate acquired through the foreclosure of mortgage loans. CIGNA carries real estate held and used at depreciated cost less any write-downs to fair value due to impairment and assesses impairment when cash flows indicate that the carrying value may not be recoverable. Depreciation is generally calculated using the straight-line method based on the estimated useful life of the particular real estate asset.
- Real estate is "held for sale" when a buyer's investigation is completed, a deposit has been received and the sale is expected to be completed within the next year. Real estate held for sale is carried at the lower of carrying value or current fair value, less estimated costs to sell, and is not depreciated. Valuation reserves reflect any changes in fair value.
- CIGNA uses several methods to determine the fair value of real estate, but relies primarily on discounted cash flow analyses and, in some cases, third party appraisals.

At the time of foreclosure, properties are reclassified from mortgage loans to real estate. CIGNA rehabilitates, re-leases and sells foreclosed properties. This process usually takes from 2 to 4 years unless management considers a near-term sale preferable.

Short-term investments. CIGNA classifies short-term investments as available for sale and carries them at fair value, which approximates cost.

Policy loans. Policy loans are carried at unpaid principal balances.

Other long-term investments. Other long-term investments, which include investments in unconsolidated entities in which CIGNA has significant influence, are carried at cost plus CIGNA's ownership percentage of reported income or loss. These entities include certain partnerships and limited liability companies holding real estate and securities. Also included in other long-term investments are loans to unconsolidated real estate entities secured by the equity interests of these real estate entities. These loans are carried at unpaid principal balances. Prior to the adoption of SOP 03- 1, other long-term investments included assets in the separate accounts in excess of separate account liabilities (see Note 2(K)). These assets were carried at fair value. As a result of the sale of the retirement benefits business in 2004, these assets in excess of separate account liabilities were transferred to the buyer.

Derivative financial instruments. Note 7(H) discusses CIGNA's accounting policies for derivative financial instruments.

Net investment income. When interest and principal payments on investments are current, CIGNA recognizes interest income when it is earned. CIGNA stops recognizing interest income when interest payments are delinquent or when certain terms (interest rate or maturity date) of the investment have been restructured. Net investment income on these investments is only recognized when interest payments are actually received.

Investment gains and losses. Investment gains and losses result from sales, investment asset write-downs, changes in fair value of certain derivatives and changes in valuation reserves based on specifically identified assets. Realized investment gains and losses are net of amounts required to adjust future policy benefits for certain annuities and amounts that were attributable to experience-rated pension policyholder contracts prior to the reclassification of securities in late 2003. Unrealized gains and losses on fixed maturities and equity securities carried at fair value and certain derivatives are included in accumulated other comprehensive income (loss), net of:

- amounts required to adjust future policy benefits;
- amounts required to adjust other liabilities under a modified coinsurance arrangement (See Note 3 for additional information); and
- deferred income taxes.

E. Cash and Cash Equivalents

Cash equivalents consist of short-term investments that will mature in three months or less from the time of purchase.

F. Reinsurance Recoverables

Reinsurance recoverables are estimates of amounts that CIGNA will receive from reinsurers and are recorded net of amounts management believes will not be received.

G. Deferred Policy Acquisition Costs

Acquisition costs consist of payments, commissions, premium taxes and other costs that CIGNA incurs in connection with new and renewal business. Depending on the product line they relate to, CIGNA records acquisition costs in different ways. Acquisition costs for:

- ***Contractholder deposit funds and universal life products*** are deferred and amortized in proportion to the present value of total estimated gross profits over the expected lives of the contracts.
- ***Annuity and other individual life insurance (primarily international) and group health indemnity products*** are deferred and amortized, generally in proportion to the ratio of periodic revenue to the estimated total revenues over the contract periods.
- ***Other products*** are expensed as incurred.

Management estimates the present value of future revenues less expected payments for products for which policy acquisition costs are deferred. If that estimate is less than the deferred costs, CIGNA reduces deferred policy acquisition costs and records an expense. Amortization for policy acquisition costs was $244 million in 2004, $241 million in 2003 and $246 million in 2002.

H. Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. When applicable, cost includes interest, real estate taxes and other costs incurred during construction. Also included in this category is internal-use software that is acquired, developed or modified, solely to meet CIGNA's internal needs, with no plan to market externally. Costs directly related to obtaining, developing or upgrading internal-use software are capitalized. Unamortized internal-use software costs were $400 million at December 31, 2004, and $477 million at December 31, 2003.

Most of the unamortized internal-use software costs relate to CIGNA's health care business, which is currently engaged in a multi-year project to convert to newly designed systems and processes to support business growth and service to customers. CIGNA has incurred total costs for this project of approximately $1.1 billion from 1999 through 2004, of which $453 million has been capitalized and $650 million has been expensed as incurred. Accumulated amortization of capitalized amounts for this project was $87 million at December 31, 2004, and $41 million at December 31, 2003.

Capitalized costs for this multi-year project are amortized over a 7.5 year period. The amounts of amortization will increase as additional members are migrated to the new systems.

For other capitalized costs, CIGNA calculates depreciation and amortization principally using the straight-line method based on the estimated useful life of each asset.

Accumulated depreciation and amortization on property and equipment was $1.3 billion at December 31, 2004 and $1.2 billion at December 31, 2003.

I. Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. CIGNA evaluates goodwill for impairment annually based on discounted cash flow analyses and writes it down through earnings if impaired.

J. Other Assets, including Other Intangibles

Other assets consist primarily of various insurance-related assets. CIGNA's other intangible assets are primarily purchased customer lists. CIGNA amortizes other intangibles on a straight-line basis over nine year periods. Management revises amortization periods if it believes there has been a change in the length of time that an intangible asset will continue to have value. In 2003, CIGNA recorded a $16 million pre-tax charge ($10 million after-tax) in other operating expenses for the impairment of provider contracts that had been terminated or substantially amended by the health care operations. Other assets also include the gain position of certain derivatives (see Note 7(H)).

The gross carrying value of CIGNA's other intangible assets was $198 million at December 31, 2004 and 2003. The accumulated amortization was $142 million at December 31, 2004 and $107 million at December 31, 2003.

K. Separate Accounts

Separate account assets and liabilities are contractholder funds maintained in accounts with specific investment objectives. The assets of these accounts are legally segregated and are not subject to claims that arise out of any of CIGNA's other businesses. These accounts are carried at fair value. The investment income, gains and losses of these accounts generally accrue to the contractholders and are not included in CIGNA's revenues and expenses. Fees earned for asset management services are reported in premiums and fees.

L. Contractholder Deposit Funds

Liabilities for contractholder deposit funds include deposits received from customers for investment-related and universal life products and investment earnings on their fund balances. These liabilities are adjusted to reflect administrative charges, policyholder share of changes in fair value of related investment assets and, for universal life fund balances, mortality charges. As of December 31, 2004, most of these liabilities are reinsured by the buyer of the retirement benefits business.

M. Future Policy Benefits

Future policy benefits are liabilities for the present value of estimated future obligations under traditional life and health policies and annuity products currently in force. These obligations are estimated using actuarial methods and primarily consist of reserves for annuity contracts, life insurance benefits, and guaranteed minimum death benefit contracts.

Obligations for annuities represent fixed monthly benefits to be paid to an individual or groups of individuals over their remaining lives. Obligations for life insurance policies represent benefits to be paid to policyholders, net of future premiums to be received. Management estimates these obligations based on assumptions as to premiums, interest rates, mortality and surrenders, allowing for adverse deviation. Mortality and surrender assumptions are based on either CIGNA's own experience or actuarial tables. Interest rate assumptions are based on management's judgment considering CIGNA's experience and future expectations, and range from 1.25% to 11.75%. Obligations for certain annuities include adjustments for amounts that would be required had related investments been sold at their current fair values.

Certain reinsurance contracts guarantee a minimum death benefit under variable annuities issued by other insurance companies. These obligations represent the guaranteed death benefit in excess of the contractholder's account values (based on underlying equity and bond mutual fund investments). These obligations are estimated based on assumptions regarding lapse, partial surrenders, mortality, interest rates (mean investment performance and discount rate), market volatility and other considerations as well as investment returns and premiums, consistent with the requirements of generally accepted accounting principles when a premium deficiency exists. Lapse, partial surrenders, mortality, interest rates and volatility are based on management's judgment considering CIGNA's experience and future expectations. The results of futures and forward contracts are reflected in the liability calculation as a component of investment returns. See also Note 6 for additional information.

N. Health Care Medical Claims Payable

Liabilities for Health Care medical claims are estimates of payments to be made under insurance coverages for reported claims and for losses incurred but not yet reported. Management develops these estimates using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. Since CIGNA's reserve process is primarily based upon historical data, management may adjust for known or anticipated operational and environmental changes and trends.

The estimation process for determining these liabilities inherently relies on assumptions and estimates that are subject to change. Each period when new information becomes available, CIGNA records the adjustment in Health Care medical claims expenses in the period in which the change in estimate is identified, although the adjustment may relate to a prior period. Such adjustments to prior period reserves (prior year development) may be favorable (claims ultimately settled for less than originally estimated) or unfavorable (claims settled for more than originally estimated).

Certain reserve balances previously reported on a gross basis are presented on a net basis to reflect only CIGNA's liability to hospital and other providers at the balance sheet date. The impact of this reclassification decreased CIGNA's consolidated total assets and total liabilities by $777 million at December 31, 2004 and $842 million at December 31, 2003.

O. Unpaid Claims and Claims Expenses

Liabilities for unpaid claims and claim expenses are estimates of payments to be made under insurance coverages (primarily long-term disability, workers' compensation and life and health) for reported claims and for losses incurred but not yet reported. Liabilities for disability insurance policies are based upon benefit payments to be made to policyholders, net of future premiums to be received. Reserves for claims incurred but not yet reported are developed using actuarial methods and assumptions which consider contractual requirements, claim incidence rates, claim resolution and other relevant factors. Claim resolution rate assumptions are based on CIGNA's own experience, typically vary by year of claim incurral and may include a provision for adverse deviation. CIGNA discounts certain claim liabilities related to group long-term disability and workers' compensation. Interest rate assumptions are based on projected investment returns for the asset portfolios that support these liabilities and range from 3% to 7%. When estimates change, CIGNA records the adjustment in benefits and expenses in the period in which in the change in estimate is identified.

P. Unearned Premiums

Premiums for group life, accident and health insurance are recognized as revenue on a pro rata basis over the contract period. The unrecognized portion of these premiums is recorded as unearned premiums.

Q. Other Liabilities

Other liabilities consist principally of pension, postretirement and postemployment benefits and various insurance-related liabilities, including amounts related to reinsurance contracts and insurance-related assessments that management can reasonably estimate. Other liabilities also include the deferred gain on sale of the retirement benefits business (see Note 3(A)) and the loss position of certain derivatives (see Note 7(H)).

R. Translation of Foreign Currencies

CIGNA generally conducts its international business through foreign operating entities that maintain assets and liabilities in local currencies, which are generally their functional currencies. CIGNA uses exchange rates as of the balance sheet date to translate assets and liabilities into U.S. dollars. Translation gains or losses on functional currencies, net of applicable taxes, are recorded in accumulated other comprehensive income (loss). CIGNA uses average exchange rates during the year to translate revenues and expenses into U.S. dollars.

S. Premiums and Fees, Revenues and Related Expenses

Premiums for group life, accident and health insurance and managed care coverages are recognized as revenue on a pro rata basis over the contract period. Benefits and expenses are recognized when incurred.

Premiums for individual life insurance and individual and group annuity products, excluding universal life and investment-related products, are recognized as revenue when due. Benefits and expenses are matched with premiums.

Revenue for investment-related products is recognized as follows:

- Net investment income on assets supporting investment-related products is recognized as earned.
- Fair value changes of securities supporting experience-rated pension policyholder contracts were recognized in other revenues.
- Contract fees, which are based upon related administrative expenses, are assessed against the customer's fund balance ratably over the contract year and recognized as earned in premiums and fees.

Benefits and expenses for investment-related products consist primarily of income credited to policyholders in accordance with contract provisions and policyholder share of other revenues.

Revenue for universal life products is recognized as follows:

- Net investment income on assets supporting universal life products is recognized as earned.
- Fees for mortality are recognized ratably over the policy year.
- Administration fees are recognized as services are provided.
- Surrender charges are recognized as earned.

Benefits and expenses for universal life products consist of benefit claims in excess of policyholder account balances. Expenses are recognized when claims are filed, and income is credited in accordance with contract provisions.

Contract fees and expenses for administrative services only programs and pharmacy programs and services are recognized as services are provided.

T. Participating Business

CIGNA's participating life insurance policies entitle policyholders to earn dividends that represent a portion of the earnings of CIGNA's life insurance subsidiaries. Participating insurance accounted for approximately 5% of CIGNA's total life insurance in force at the end of 2004, approximately 2% at the end of 2003 and approximately 4% at the end of 2002.

U. Income Taxes

CIGNA and its domestic subsidiaries file a consolidated United States federal income tax return. CIGNA's foreign subsidiaries file tax returns in accordance with applicable foreign law. U.S. taxation of foreign affiliates may differ in timing and amount from taxation under foreign laws. Reportable amounts, including credits for foreign tax paid by those affiliates, are reflected in the U.S. tax return of the affiliates' domestic parent.

CIGNA generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 13 contains detailed information about CIGNA's income taxes.

Note 3 – Acquisitions and Dispositions

CIGNA may from time to time acquire or dispose of assets, subsidiaries or lines of business. Significant transactions are described below.

A. Sale of Retirement Benefits Business

On April 1, 2004, CIGNA sold its retirement benefits business, excluding the corporate life insurance business, for cash proceeds of $2.1 billion. The sale resulted in an after-tax gain of $809 million, of which $267 million after-tax was recognized immediately in net income. Of this amount, $259 million after-tax was recorded in realized investment gains and $8 million after-tax was recorded in other revenues.

As this transaction was primarily in the form of a reinsurance arrangement, $542 million of the after-tax gain was deferred and will be amortized over future periods at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). CIGNA recognized normal gain amortization of $80 million pre-tax ($52 million after-tax) in 2004 in other revenues in the Run-off Retirement segment. The sales agreement provides for post-closing adjustments; however, any future adjustments are not expected to be material to CIGNA's consolidated results of operations, liquidity or financial condition.

Upon closing the sale, CIGNA reinsured $16.0 billion of contractholder liabilities under an indemnity reinsurance arrangement and $35.3 billion of insurance, contractholder and separate account liabilities under modified coinsurance arrangements, including $32.0 billion in separate account liabilities. CIGNA also transferred to the buyer $17.3 billion of invested assets along with other assets and liabilities.

During 2004, the buyer of the retirement benefits business entered into agreements with some of the insured parties, relieving CIGNA of any remaining contractual obligations to those parties. As a result of these agreements, CIGNA accelerated recognition of the deferred gain in other revenues by $342 million pre-tax ($223 million after-tax) in 2004. CIGNA also reduced reinsurance recoverables, contractholder deposit funds and separate account balances for these obligations.

In 2004, CIGNA recognized in net income total after-tax gains of $542 million ($832 million pre-tax) in connection with this sale for immediate gain recognition, accelerated amortization and normal amortization. The remaining pre-tax deferred gain as of December 31, 2004 was $412 million.

On December 1, 2004, CIGNA transferred $1.2 billion of invested assets and $2.6 billion of separate account assets supporting modified coinsurance arrangements to the buyer and converted these arrangements to indemnity coinsurance. This transfer resulted in the recognition of realized investment gains of $25 million after-tax and a corresponding loss on reinsurance of $25 million after-tax in other revenues. As a result of this asset transfer, the effects of the embedded derivative recognized earlier in the year were eliminated (see below).

At December 31, 2004, CIGNA had approximately $2.0 billion of invested assets, primarily fixed maturities and mortgage loans, supporting a modified coinsurance arrangement with the buyer. These invested assets are held in a business trust established by CIGNA. CIGNA pays or receives cash quarterly to settle the results of the reinsured business, including the investment results of the assets underlying the modified coinsurance arrangement. As a result of this arrangement, CIGNA has an embedded derivative that transfers to the buyer certain unrealized changes in fair value due to interest rate and credit risks of these assets. CIGNA records these effects in other liabilities and other revenues. A significant decrease in interest rates could result in a material charge to CIGNA's consolidated net income into 2006.

This modified coinsurance arrangement provides for conversion to an indemnity reinsurance structure. The buyer will assume ownership of the trust assets in 2006 unless the buyer elects termination, in which case CIGNA would retain the trust assets and the insurance liabilities. At the date of the sale, CIGNA reclassified unrealized appreciation of $166 million after-tax from shareholders' equity to other liabilities for this modified coinsurance arrangement.

See Note 17 for additional information.

B. Sale of Investment Advisory Businesses

In the fourth quarter of 2004, CIGNA sold a significant portion of its investment advisory businesses and recorded an after-tax gain of $12 million in Other Operations.

C. Sale of Japanese Pension Operations

In September 2003, CIGNA sold its interest in a Japanese pension operation for cash proceeds of $18 million and recognized an after-tax gain of $5 million in the International segment. The gain is reported in continuing operations since this operation was accounted for under the equity method of accounting.

D. Sale of Lovelace Health Systems, Inc.

In January 2003, CIGNA sold the operations of Lovelace, an integrated health care system, for cash proceeds of $209 million and recognized an after-tax gain of $32 million, which was reported in discontinued operations. In 2002, CIGNA began reporting this business as discontinued operations.

E. Sale of Brazilian Health Care Operations

In January 2003, CIGNA sold its Brazilian health care operations. The sale generated an after-tax gain of $18 million, primarily as a result of the disposition of the net liabilities associated with these operations. The gain is reported in discontinued operations. Prior period financial information has not been reclassified due to immateriality.

Lovelace and Brazilian Health Care Discontinued Operations. Summarized financial data for discontinued operations (which includes Lovelace and the gain on the sale of the Brazilian health care operations) are outlined below:

(In millions)	2003	2002
Income Statement Data		
Revenues	$ —	$567
Income (loss) before taxes	$ (3)	$ 1
Income taxes (benefits)	(1)	2
Income (loss) from operations	(2)	(1)
Gains on sales, net of taxes of $25	50	—
Income (loss) from discontinued operations	$48	$ (1)

F. Sale of Individual Life Insurance and Annuity Business

In 1998, CIGNA sold its individual life insurance and annuity business for cash proceeds of $1.4 billion. The sale generated an after-tax gain of approximately $800 million, the majority of which was deferred and is recognized at the rate that earnings from the sold business would have been expected to emerge (primarily over 15 years on a declining basis). This gain reflects an increase in 2003 of $23 million after-tax resulting from an account review. CIGNA recognized deferred gains of $37 million after-tax in 2004, $54 million after-tax in 2003 (which included $13 million as a result of the 2003 review) and $48 million after-tax in 2002. The remaining deferred gain as of December 31, 2004, was $215 million after-tax.

Note 4 – Health Care Segment Medical Claims Payable

Activity in medical claims payable was as follows for the years ended December 31:

(In millions)	**2004**	2003	2002
Balance at January 1,	**$2,173**	$2,067	$1,853
Less: Reinsurance and other amounts recoverable	**719**	688	660
Balance at January 1, net	**1,454**	1,379	1,193
Incurred related to:			
Current year	**6,889**	8,237	8,411
Prior years	**(273)**	(169)	(167)
Total incurred	**6,616**	8,068	8,244
Paid related to:			
Current year	**5,914**	6,871	7,094
Prior years	**1,059**	1,122	964
Total paid	**6,973**	7,993	8,058
Balance at December 31, net	**1,097**	1,454	1,379
Add: Reinsurance and other amounts recoverable	**497**	719	688
Balance at December 31,	**$1,594**	$2,173	$2,067

Medical claims payable are estimated using actuarial models as described in Note 2(N). The estimation process for determining these liabilities inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for incurred related to prior years result from claims ultimately being settled for amounts less than originally estimated (favorable development). Positive amounts reported for incurred related to prior years result from claims ultimately being settled for amounts greater than originally estimated (unfavorable development).

Reinsurance and other amounts recoverable reflect amounts due from policyholders to cover incurred but not reported and pended claims for administration services only and minimum premium products.

As presented above, amounts incurred related to prior years do not directly correspond to an increase or decrease in pre-tax income in the period recognized. CIGNA's reserving practice is to consistently recognize the actuarial best estimate of the ultimate liability within a level of confidence required by actuarial standards. Thus, only when the release of a prior year reserve is not offset with the same level of conservatism in estimating the current year reserve will a net reduction in medical claim expense for the current year occur.

In addition, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical costs incurred associated with accounts in deficit affect net income. In accordance with contractual agreements, amounts incurred related to accounts in surplus accrue directly to the policyholders and are offset by equivalent revenue adjustments.

As a result, the gross amount of incurred claims related to prior years, when netted for the factors discussed above, impacted CIGNA's net income (after-tax) by $106 million in 2004, $33 million in 2003 and $35 million in 2002.

Note 5 – Restructuring Programs

A. Operational Effectiveness Review

In 2004, CIGNA adopted a restructuring program associated with planned organizational changes to streamline functional support resources and to adjust its operations to current business volumes. As a result, CIGNA recognized in other operating expense a total after-tax charge of $56 million ($86 million pre-tax).

The table below shows CIGNA's restructuring activity (pre-tax) related to severance and real estate for this program:

(In millions)	**Health Care/ Disability and Life***	**Corporate**	**Total**
Charges:			
Severance	**$ 39**	**$ 35**	**$ 74**
Real estate and other	**11**	**1**	**12**
Total	**50**	**36**	**86**
Payments:			
Severance	**(28)**	**(26)**	**(54)**
Real estate and other	**(3)**	**—**	**(3)**
Balance as of December 31, 2004	**$ 19**	**$ 10**	**$ 29**

* *Includes restructuring charges of $2 million pre-tax in the Disability and Life segment.*

B. Corporate Effectiveness Initiative

In 2003, CIGNA adopted a restructuring program to attain certain operational efficiencies in its corporate staff functions and to achieve additional cost savings. As a result, CIGNA recognized in other operating expenses an after-tax charge in Corporate of $9 million ($13 million pre-tax) for severance costs. This program was substantially completed in 2004.

C. Fourth Quarter 2002 Program

In 2002, CIGNA adopted a restructuring program primarily to realign the organizational structure and operations of its health care business. As a result, CIGNA recognized during 2002, in other operating expenses, a net after-tax charge of $97 million ($151 million pre-tax) in the Health Care segment. These amounts reflect a reduction in costs of $2 million after-tax ($3 million pre-tax) for other postretirement benefits for employees terminated in 2002. This benefit cost reduction continued in 2003 as employees were terminated.

During 2003, CIGNA reduced the remaining liability for this program by $15 million after-tax ($23 million pre-tax) of which $5 million after-tax ($8 million pre-tax) occurred during the fourth quarter of 2003. These reductions were primarily due to higher than expected attrition (which did not result in severance benefits or costs) and lower costs relating to outplacement and other services.

This restructuring program was substantially completed in the fourth quarter of 2003. The table below shows CIGNA's restructuring activity (pre-tax) related to severance and real estate for this program:

	Severance			
(Dollars in millions)	**No. of Employees**	**Cost**	**Real Estate**	**Remaining Liability**
Fourth quarter 2002 charge	3,890	$ 116	$ 38	$ 154
Fourth quarter 2002 activity:				
Employees	(713)	(4)		(4)
Lease costs			—	—
Asset write-downs			(4)	(4)
Balance as of December 31, 2002	3,177	112	34	146
2003 activity:				
Employees	(2,414)	(75)		(75)
Lease costs			(9)	(9)
Reduction of remaining balance	(708)*	(22)	(1)	(23)
Balance as of December 31, 2003	55	15	24	39
2004 activity:				
Employees	**(55)**	**(12)**		**(12)**
Lease costs			**(7)**	**(7)**
Reduction of remaining balance		**(3)**	**(1)**	**(4)**
Balance as of December 31, 2004	**—**	**$ —**	**$ 16**	**$ 16**

* *Due to higher than expected attrition.*

Note 6 – Guaranteed Minimum Death Benefit Contracts

CIGNA's reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. These variable annuities are essentially investments in mutual funds combined with a death benefit. CIGNA has equity market exposures as a result of this product.

The majority of CIGNA's exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on a contractholder's anniversary date. Under this type of death benefit, CIGNA is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of contractholder's death. Other annuity designs that CIGNA reinsured guarantee that the benefit received at death will be:

- the contractholder's account value as of the last anniversary date (anniversary reset); or
- no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract.

In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA's liabilities for these guaranteed minimum death benefits increase. Similarly, in periods of rising equity markets, CIGNA's liabilities for these guaranteed minimum death benefits decrease. Beginning in 2002, with the implementation of the program to reduce equity market exposures discussed below, the favorable/unfavorable effects of the equity market on the reserve are largely offset in other revenues as a result of the related gains or losses.

Activity in future policy benefit reserves for these guaranteed minimum death benefit contracts was as follows:

(In millions)	**2004**	2003	2002
Balance at January 1	**$1,182**	$1,427	$ [illegible]
Less: Reinsurance recoverable	**52**	66	17
Add: Incurred benefits	**(28)**	53	1,273
Less: Paid benefits	**144**	284	200
Add: Reinsurance recoverable	**30**	52	66
Balance at December 31	**$ 988**	$1,182	$1,427

Benefits paid and incurred are net of ceded amounts.

Management estimates reserves for variable annuity death benefit exposures based on assumptions regarding lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate), volatility and other considerations. These estimates are based on CIGNA's experience and future expectations. CIGNA monitors actual experience to update these reserve estimates as necessary.

Lapse refers to the full surrender of an annuity prior to a contractholder's death. Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining the death benefit coverage in effect at the time of the withdrawal. Mean investment performance and volatility refer to the market return and market volatility respectively that affects the costs of the program adopted by CIGNA to reduce equity market risks associated with these liabilities.

CIGNA regularly evaluates the assumptions used in establishing reserves and changes its estimates if actual experience or other evidence suggests that earlier assumptions should be revised. If actual experience differs from the assumptions and other considerations used in estimating these reserves, the resulting change could have a material adverse effect on CIGNA's consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA's financial condition. See page 22 for the effects of hypothetical changes in those assumptions.

The following provides information about CIGNA's reserving methodology and assumptions for guaranteed minimum death benefits for December 31, 2004.

- The reserves represent estimates of the present value of net amounts expected to be paid, less the present value of net future premiums. Included in net amounts expected to be paid is the excess of the guaranteed death benefits over the values of the contractholders' accounts (based on underlying equity and bond mutual fund investments).
- The reserves include an estimate for partial surrenders that essentially lock in the death benefit for a particular policy based on annual election rates that vary from 0-14% depending on the net amount at risk for each policy.
- The mean investment performance assumption is 5% considering CIGNA's program to reduce equity market exposures using futures and forward contracts (described below).
- The volatility assumption is 15-30%, varying by equity fund type; 3-8%, varying by bond fund type; and 1% for money market funds.
- The mortality assumption is 70-75% of the 1994 Group Annuity Mortality table, with 1% annual improvement beginning January 1, 2000.
- The lapse rate assumption is 0-15%, depending on contract type, policy duration and the ratio of the net amount at risk to account value.

The table below presents the account value, net amount at risk and average attained age of underlying contractholders for guarantees in the event of death, by type of benefit as of December 31. The net amount at risk is the death benefit coverage in force or the amount that CIGNA would have to pay if all contractholders had died as of the specified date, and represents the excess of the guaranteed benefit amount over the fair value of the underlying mutual fund investments.

(Dollars in millions)	**2004**	2003
Highest anniversary annuity value		
Account value	**$ 38,249**	$ 41,497
Net amount at risk	**$ 7,725**	$ 10,951
Average attained age of contractholders	**65**	65
Anniversary value reset		
Account value	**$ 3,147**	$ 4,474
Net amount at risk	**$ 178**	$ 309
Average attained age of contractholders	**60**	59
Other		
Account value	**$ 4,306**	$ 6,530
Net amount at risk	**$ 1,080**	$ 1,660
Average attained age of contractholders	**64**	64
Total		
Account value	**$ 45,702**	$ 52,501
Net amount at risk	**$ 8,983**	$ 12,920
Average attained age of contractholders (weighted by exposure)	**65**	64
Number of contractholders	**1.2 million**	1.4 million

In the second quarter of 2003, CIGNA recognized an after-tax charge of $286 million ($441 million pre-tax) to increase reserves following an analysis of experience and reserve assumptions. Prior to the second quarter of 2003, CIGNA's experience of partial surrenders under its guaranteed minimum death benefit contracts was not sufficient to support an explicit reserve assumption. Separately, from mid-2002 through the first quarter of 2003, CIGNA experienced continued adverse mortality development under these contracts. During the second quarter of 2003, CIGNA conducted a special review of the emerging partial surrender activity to determine if sufficient credible data existed for an explicit reserve assumption. The review also included a detailed study of other reserve assumptions, including mortality, to validate the cause of the adverse experience and to determine whether or not long-term mortality expectations should be changed.

As a result of the review, CIGNA recorded the after-tax charge of $286 million referenced above consisting of the following:

- $169 million for the addition of an explicit assumption for both actual and projected future partial surrenders. This estimate is based on annual election rates that vary depending on the net amount at risk for each policy (see below for more information);
- $56 million primarily reflecting refinements to assumptions relating to the timing of lapses, death benefits and premiums to better reflect CIGNA's experience;

- $39 million due to higher assumed mortality reflecting adverse experience based on contractholder deaths during the period from late 2000 into 2003; and
- $22 million resulting from a decrease in assumed mean investment performance reflecting experience and future expectations based on history for similar investments and considering CIGNA's program to reduce equity market exposures (discussed below).

As a result of equity market declines and volatility early in the third quarter of 2002, CIGNA evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further equity market declines and the impact on future earnings and capital. As a result of this evaluation, CIGNA implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts, which are expected to rise in value as the equity market declines and decline in value as the equity market rises. As a result in the third quarter of 2002, CIGNA recognized an after-tax charge of $720 million ($1.1 billion pre-tax) to strengthen reserves related to these guaranteed minimum death benefit contracts and to adopt this program.

The $720 million after-tax charge consisted of:

- $580 million, reflecting the reduction in assumed future equity market returns as a result of implementing the program. CIGNA determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns;
- $100 million, reflecting deterioration in equity markets that occurred in the third quarter of 2002 (prior to implementation of the program); and
- $40 million, driven by changes for the following:
    - lower assumed lapse rates based on expectations that lower surrenders will occur due to increased death benefits resulting from stock market declines;
    - higher assumed mortality based on experience since mid-2001;
    - higher assumed market volatility, based on recent experience and expected higher S&P 500 volatility; and
    - a lower assumed discount rate to reflect anticipated funding of the reserve increase at yields lower than the existing assumption.

In the second quarter of 2003, CIGNA began using foreign-denominated, exchange-traded futures contracts and foreign currency forward contracts to reduce international equity market risks associated with this business. CIGNA expects to adjust the futures and forward contract positions and may enter into other contract positions over time, to reflect changing equity market levels and changes in the investment mix of the underlying variable annuity investments.

CIGNA recorded in other revenues pre-tax losses of $165 million in 2004, $550 million in 2003 and pre-tax gains of $87 million in 2002 from the futures and forward contracts. Expense offsets reflecting corresponding changes in liabilities for these guaranteed minimum death benefit contracts were included in benefits and expenses. The notional or face amount of the futures and forward contract positions held by CIGNA at December 31, 2004, was $1.4 billion.

CIGNA has also written reinsurance contracts with issuers of variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. See Note 21 for further information.

Note 7 – Investments

CIGNA's investments, as recorded on the balance sheet, include amounts attributable to experience-rated pension policyholder contracts up through the sale of the retirement benefits business in 2004. See Note 2(D) for discussion of the investment gains and losses associated with these amounts.

A. Fixed Maturities and Equity Securities

As of December 31, 2004, fixed maturities include $56 million of securities classified as trading and carried at fair value with changes in fair value reported in other revenues. The following information about fixed maturities excludes these securities classified as trading.

The amortized cost and fair value by contractual maturity periods for fixed maturities were as follows at December 31, 2004:

(In millions)	Amortized Cost	Fair Value
Due in one year or less	$ 573	$ 592
Due after one year through five years	3,094	3,309
Due after five years through ten years	5,345	5,629
Due after ten years	4,046	4,757
Mortgage- and other asset-backed securities	1,700	1,793
Total	$14,758	$16,080

Actual maturities could differ from contractual maturities because issuers may have the right to call or prepay obligations, with or without penalties. Also, in some cases CIGNA may extend maturity dates.

Gross unrealized appreciation (depreciation) on fixed maturities by type of issuer is shown below.

	December 31, 2004			
(In millions)	Amortized Cost	Unrealized Appreciation	Unrealized Depreciation	Fair Value
Federal government and agency	**$ 609**	**$ 225**	**$ —**	**$ 834**
State and local government	**2,502**	**163**	**(4)**	**2,661**
Foreign government	**769**	**62**	**(1)**	**830**
Corporate	**9,239**	**813**	**(28)**	**10,024**
Federal agency mortgage-backed	**101**	**1**	**(1)**	**101**
Other mortgage-backed	**830**	**41**	**(3)**	**868**
Other asset-backed	**708**	**57**	**(3)**	**762**
Total	**$14,758**	**$1,362**	**$(40)**	**$16,080**

	December 31, 2003			
Federal government and agency	$ 645	$ 171	$ —	$ 816
State and local government	2,061	169	(3)	2,227
Foreign government	700	56	(4)	752
Corporate	10,336	918	(43)	11,211
Federal agency mortgage-backed	249	2	(1)	250
Other mortgage-backed	645	37	(10)	672
Other asset-backed	1,136	65	(8)	1,193
Total	$ 15,772	$ 1,418	$ (69)	$ 17,121

As of December 31, 2004, CIGNA had commitments to purchase $31 million of fixed maturities. Most of these commitments are to purchase unsecured investment grade bonds bearing interest at a fixed market rate. These bond commitments are diversified by issuer and maturity date. CIGNA expects to disburse all of the committed amounts in 2005.

Review of Declines in Fair Value. Management reviews fixed maturities and equity securities for impairment based on criteria that include:

- length of time and severity of decline;
- financial health and specific near term prospects of the issuer; and
- changes in the regulatory, economic or general market environment of the issuer's industry or geographic region.

As of December 31, 2004, fixed maturities with a decline in fair value from cost (primarily investment grade corporate bonds) were as follows, including the length of time of such decline:

(In millions)	Fair Value	Amortized Cost	Unrealized Depreciation
One year or less:			
Investment grade	**$1,841**	**$1,867**	**$(26)**
Below investment grade	**$ 52**	**$ 53**	**$ (1)**
More than one year:			
Investment grade	**$ 404**	**$ 415**	**$(11)**
Below investment grade	**$ 41**	**$ 43**	**$ (2)**

There were no equity securities with a material decline in fair value from cost at December 31, 2004. See Note 9(B) for discussion of impairments included in realized gains and losses.

B. Securities Supporting Experience-Rated Pension Policyholder Contracts

At December 31, 2003, securities supporting experience-rated pension policyholder contracts included fixed maturities of $11.2 billion and equity securities of $5 million. The change in the net holding gain or loss on these securities held at December 31, 2003 was a pre-tax net loss of $174 million, and was reported in other revenues in 2003. The change in fair values of securities supporting experience-rated pension policyholder contracts sold during 2003 was a pre-tax net gain of $48 million. As a result of the sale of the retirement benefits business, substantially all of these securities were transferred to the buyer in 2004.

C. Mortgage Loans, Real Estate and Other Long-term Investments

CIGNA's mortgage loans and real estate investments are diversified by property type, location and, for mortgage loans, borrower. Mortgage loans, which are secured by the related property, are generally made at less than 70% of the property's value.

At December 31, the carrying values of mortgage loans and real estate investments were as follows:

(In millions)	2004	2003
Mortgage loans	**$3,529**	$8,655
Real estate—Held and used	**78**	146
Total	**$3,607**	$8,801

At December 31, mortgage loans and real estate investments were distributed among the following property types and geographic regions:

(In millions)	2004	2003
Property type		
Retail facilities	**$1,001**	$2,207
Office buildings	**1,243**	3,298
Apartment buildings	**510**	1,099
Industrial	**441**	911
Hotels	**325**	1,036
Other	**87**	250
Total	**$3,607**	$8,801
Geographic region		
Central	**$ 692**	$2,114
Pacific	**905**	2,085
South Atlantic	**731**	1,949
Middle Atlantic	**559**	1,272
New England	**380**	507
Mountain	**340**	874
Total	**$3,607**	$8,801

Mortgage loans. At December 31, 2004, scheduled mortgage loan maturities were as follows (in millions, unless otherwise indicated): $226 in 2005, $306 in 2006, $487 in 2007, $298 in 2008 and $2.2 billion thereafter.

Actual maturities could differ from contractual maturities for several reasons: borrowers may have the right to prepay obligations, with or without prepayment penalties; the maturity date may be extended; and loans may be refinanced.

As of December 31, 2004, CIGNA had commitments to extend credit under commercial mortgage loan agreements of $106 million, most of which were at a fixed market rate of interest. These loan commitments are diversified by property type and geographic region. CIGNA expects to disburse 77% of the committed amounts in 2005.

At December 31, impaired mortgage loans and valuation reserves were as follows:

(In millions)	2004	2003
Impaired loans with no valuation reserves	**$120**	$272
Impaired loans with valuation reserves	**19**	106
Total impaired loans	**139**	378
Less valuation reserves	**2**	19
Net impaired loans	**$137**	$359

Impaired mortgage loans, before valuation reserves, averaged approximately $261 million in 2004 and $313 million in 2003. Interest income recorded (cash received) on impaired loans was approximately $11 million in 2004, $28 million in 2003 and $19 million in 2002.

During the year ended December 31, changes in reserves for impaired mortgage loans were as follows:

(In millions)	2004	2003	2002
Reserve balance—January 1	**$ 19**	$11	$ 15
Charge-offs upon sales	**(18)**	—	(27)
Net change in reserves	**1**	8	23
Reserve balance—December 31	**$ 2**	$19	$ 11

During 2004, CIGNA refinanced approximately $9 million of its mortgage loans at then-current market rates for borrowers unable to obtain alternative financing. CIGNA refinanced $95 million during 2003.

Real estate and other long-term investments. Non-cash investing activities in 2004 included an $11 million investment in a real estate joint venture acquired through foreclosure of a mortgage loan and classified in other long term investments. During 2003 and 2002, non-cash investing activities did not include any real estate acquired through foreclosure of mortgage loans. There were no valuation reserves or cumulative write-downs related to real estate in 2004 and there were $102 million of valuation reserves and cumulative write-downs at the end of 2003. There was no net investment income from real estate held for sale in 2004. Net investment income from real estate held for sale was $2 million for 2003 and $9 million for 2002. After-tax write-downs upon foreclosure and changes in valuation reserves (excluding amounts attributable to experience-rated pension policyholders prior to the sale of the retirement benefits business) were $1 million for 2003 and $9 million for 2002.

As of December 31, 2004, CIGNA had commitments to contribute:

- additional equity of $35 million to existing real estate joint ventures that are diversified by property type and geographic region;
- $53 million to existing security partnerships that hold securities which are diversified by issuer and maturity date; and

- $25 million to a new partnership that holds loans to entities that invest in real estate diversified by property type, geographic region and borrower.

CIGNA expects to disburse approximately 62% of the committed amounts in 2005.

D. Short-Term Investments and Cash Equivalents

Short-term investments and cash equivalents included corporate securities of $1.4 billion and federal agency mortgage-backed securities of $470 million at December 31, 2004. CIGNA's short-term investments and cash equivalents at December 31, 2003, included corporate securities of $386 million, federal government securities of $324 million and money market funds of $202 million.

E. Net Unrealized Appreciation (Depreciation)

At December 31, unrealized appreciation (depreciation) on fixed maturities and equity securities was as follows:

(In millions)	**2004**	2003
Unrealized appreciation:		
Fixed maturities	**$1,362**	$1,418
Equity securities	**22**	32
	1,384	1,450
Unrealized depreciation:		
Fixed maturities	**(40)**	(69)
Equity securities	**—**	(1)
	(40)	(70)
	1,344	1,380
Less: Adjustments required for future policy, contractholder and modified coinsurance benefits	**717**	396
Shareholder net unrealized appreciation	**627**	984
Less deferred income taxes	**220**	345
Net unrealized appreciation	**$ 407**	$ 639

F. Non-Income Producing Investments

As of December 31, the carrying values of investments that were non-income producing during the preceding twelve months are shown below.

(In millions)	**2004**	2003
Fixed maturities	**$ 14**	$ 23
Mortgage loans	**11**	1
Real estate	**58**	—
Other long-term investments	**75**	179
Total	**$158**	$203

G. Concentration of Risk

As of December 31, 2004 and 2003, CIGNA did not have a concentration of investments in a single issuer or borrower exceeding 10% of shareholders' equity.

H. Derivative Financial Instruments

CIGNA's investment strategy is to manage the characteristics of investment assets (such as duration, yield, currency and liquidity) to meet the varying demands of the related insurance and contractholder liabilities (such as paying claims, investment returns and withdrawals). As part of this investment strategy, CIGNA typically uses derivatives to minimize interest rate, foreign currency and equity price risks. CIGNA routinely monitors exposure to credit risk associated with derivatives and diversifies the portfolio among approved dealers of high credit quality to minimize credit risk. In addition, CIGNA has written contracts for guaranteed minimum income benefits and certain modified coinsurance arrangements that are treated as derivatives or embedded derivatives.

CIGNA uses hedge accounting when derivatives are designated, qualify and are highly effective as hedges. Under hedge accounting, the changes in fair value of the derivative and the hedged risk are generally recognized together and offset each other when reported in net income.

CIGNA accounts for derivative instruments as follows:

- Derivatives are reported on the balance sheet at fair value with changes in fair values reported in net income or accumulated other comprehensive income.
- Changes in the fair value of derivatives that hedge market risk related to future cash flows – and that qualify for hedge accounting – are reported in a separate caption in accumulated other comprehensive income. These hedges are referred to as cash flow hedges.
- A change in the fair value of a derivative instrument may not always equal the change in the fair value of the hedged item; this difference is referred to as hedge ineffectiveness. Where hedge accounting is used, CIGNA reflects hedge ineffectiveness in net income (generally as part of realized investment gains and losses).
- Features of certain investments and obligations, called embedded derivatives, are accounted for as derivatives. As permitted under SFAS No. 133, derivative accounting has not been applied to these features of such investments or obligations existing before January 1, 1999.

CIGNA recorded pre-tax realized investment gains (losses) from swaps on commercial loan pools of $17 million in 2004, $26 million in 2003 and $(1) million in 2002.

CIGNA recorded a pre-tax loss of $3 million in 2004 and $4 million in 2003 in other operating expenses reflecting the net changes in fair value (due to revised credit risk assumptions partially offset by stock market increases) for reinsurance contracts that guarantee minimum income benefits. In 2002, CIGNA recorded a pre-tax loss of $16 million reflecting the net changes in fair value for these contracts due to stock market decreases and changes in assumptions.

See Note 6 to the Financial Statements for a discussion of derivatives associated with guaranteed minimum death benefit contracts, Note 21(C) to the Financial Statements for a discussion of derivatives associated with guaranteed minimum income benefit contracts and Note 3(A) for a discussion of derivatives embedded in certain modified coinsurance arrangements. The other effects of derivatives were not material to CIGNA's consolidated results of operations, liquidity or financial condition for 2004, 2003 or 2002.

The table below presents information about the nature and accounting treatment of CIGNA's primary derivative financial instruments. Derivatives in CIGNA's separate accounts are not included because associated gains and losses generally accrue directly to policyholders.

Instrument	Risk	Purpose	Cash Flows	Accounting Policy
Futures and foreign currency forwards	Primarily equity and foreign currency risks	To reduce domestic and international equity market exposures for certain reinsurance contracts that guarantee death benefits resulting from changes in variable annuity account values based on underlying mutual funds. Currency forwards are primarily Japanese yen and euros.	For futures, CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts. For foreign currency forwards, CIGNA periodically exchanges the difference between domestic and international currencies, to begin at a designated future date.	Fair value changes are reported in other revenues. Fair values of foreign currency forwards are recorded in other assets or other liabilities.
Futures	Interest rate risk	To hedge fair value changes of fixed maturity and mortgage loan investments to be purchased.	CIGNA receives (pays) cash daily in the amount of the change in fair value of the futures contracts.	Using cash flow hedge accounting, fair value changes are reported in other comprehensive income and amortized into net investment income over the life of the investments purchased.
Swaps	Interest rate and foreign currency risk	To hedge the interest or foreign currency cash flows of fixed maturities, securities supporting experience-rated pension policyholder contracts (prior to the sale of the retirement benefits business in 2004) and mortgage loans to match associated liabilities. Currency swaps are primarily euros and extend for periods of up to 17 years.	CIGNA periodically exchanges cash flows between variable and fixed interest rates or between two currencies for both principal and interest.	Using cash flow hedge accounting, fair values of swaps hedging fixed maturities and mortgage loans are reported in other long-term investments or other liabilities and other comprehensive income. Net interest cash flows are reported in net investment income. For swaps hedging securities supporting experience-rated pension policyholder contracts prior to the sale of the retirement benefits business in 2004, fair value changes are reported in other long- term investments or other liabilities and in contractholder deposit fund liabilities, with no effect on net income.
Forward Swaps	Interest rate risk	To hedge fair value changes of securities and mortgage loans supporting experience-rated pension policyholder contracts prior to the sale of the retirement benefits business in 2004.	CIGNA periodically exchanges the difference between variable and fixed rate asset cash flows, to begin at a designated future date.	Fair values are reported in other long-term investments or other liabilities and in contractholder deposit fund liabilities, with no effect on net income.
Swaps on commercial loan pools	Interest rate and credit risk	To obtain returns based on the performance of underlying commercial loan pools.	CIGNA receives cash based on the performance of underlying commercial loan pools.	Fair values of the swaps are reported in other long-term investments or other liabilities, with changes reported in realized investment gains and losses.
Written and Purchased Options	Primarily equity risk	CIGNA has written certain reinsurance contracts to guarantee minimum income benefits resulting from unfavorable changes in variable annuity account values based on underlying mutual funds. CIGNA purchased reinsurance contracts to hedge the market risks assumed. These contracts are accounted for as written and purchased options.	CIGNA periodically receives (pays) fees and will pay (receive) cash resulting from the unfavorable changes in account values when account holders elect to receive minimum income payments.	Fair values are reported in other liabilities and other assets. Changes in fair value are reported in other operating expenses.
Embedded derivative	Interest rate and credit risk	To transfer certain unrealized changes in fair value due to interest rate and credit risks of assets underlying modified coinsurance arrangements with the buyer of the retirement benefits business.	On conversion to indemnity coinsurance, CIGNA transfers the invested assets underlying these modified coinsurance arrangements to settle any unrealized changes in fair value.	Changes in fair values are reported in other liabilities and other revenues.

Note 8 – Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) excludes:

- amounts required to adjust future policy benefits for certain annuities;
- amounts required to adjust other liabilities after the initial reclassification of unrealized appreciation under a modified coinsurance arrangement; and
- amounts that were attributable to experience-rated pension policyholder contracts prior to the reclassification of securities to trading in the fourth quarter of 2003.

Changes in accumulated other comprehensive income (loss) was as follows:

(In millions)	Pre-Tax	Tax (Expense) Benefit	After-Tax
2004			
Net unrealized depreciation, securities:			
Unrealized appreciation on securities held	**$ 97**	**(34)**	**$ 63**
Gains realized on securities	**(198)**	**69**	**(129)**
Reclassification to other liabilities for modified coinsurance arrangement	**(256)**	**90**	**(166)**
Net unrealized depreciation, securities	**$(357)**	**$ 125**	**$(232)**
Net unrealized depreciation, derivatives	**$ (7)**	**$ 3**	**$ (4)**
Net translation of foreign currencies	**$ 23**	**$ (7)**	**$ 16**
Minimum pension liability adjustment	**$ (95)**	**$ 33**	**$ (62)**
2003			
Net unrealized appreciation, securities:			
Unrealized appreciation on securities held	$ 206	$ (72)	$ 134
Gains realized on securities	(51)	18	(33)
Net unrealized appreciation, securities	$ 155	$ (54)	$ 101
Net unrealized depreciation, derivatives	$ (27)	9	$ (18)
Net translation of foreign currencies:			
Net translation on foreign currencies held	$ 17	$ (7)	$ 10
Foreign currency translation losses realized on sale of business	12	(4)	8
Net translation of foreign currencies	$ 29	$ (11)	$ 18
Minimum pension liability adjustment	$ 71	$ (24)	$ 47
2002			
Net unrealized appreciation, securities:			
Unrealized appreciation on securities held	$ 202	$ (69)	$ 133
Losses realized on securities	256	(90)	166
Net unrealized appreciation, securities	$ 458	$(159)	$ 299
Net unrealized depreciation, derivatives	$ (6)	$ 2	$ (4)
Net translation of foreign currencies	$ (8)	$ 2	$ (6)
Minimum pension liability adjustment	$ (981)	$ 343	$ (638)

Note 9 – Investment Income and Gains and Losses

A. Net Investment Income

The components of net investment income, for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Fixed maturities	**$ 976**	$1,616	$1,774
Securities supporting experience-rated pension policyholder contracts	**160**	171	—
Equity securities	**4**	11	10
Mortgage loans	**366**	641	707
Policy loans	**101**	136	177
Real estate	**18**	72	63
Other long-term investments	**25**	26	34
Short-term investments and cash	**42**	29	38
	1,692	2,702	2,803
Less investment expenses	**49**	108	87
Net investment income	**$1,643**	$2,594	$2,716

Net investment income attributable to experience-rated pension policyholder contracts (which is included in CIGNA's revenues and is primarily offset by amounts included in benefits and expenses) was approximately $250 million for 2004, $1.0 billion for 2003 and $1.3 billion for 2002. Net investment income for separate accounts (which is not reflected in CIGNA's revenues) was $903 million for 2004, $620 million for 2003 and $790 million for 2002.

Fixed maturities, securities supporting experience-rated pension policyholder contracts and mortgage loans on which CIGNA recognizes interest income only when cash is received (referred to as non-accrual investments), were as follows at December 31:

(In millions)	**2004**	2003
Restructured	**$ 51**	$ 98
Delinquent	**78**	74
Total non-accrual investments	**$129**	$172

Net investment income was lower by $24 million in 2004, $13 million in 2003 and $25 million in 2002 than it would have been if interest on non-accrual investments had been recognized in accordance with the original terms of these investments.

B. Realized Investment Gains and Losses

The following realized gains and losses on investments for the year ended December 31 exclude amounts required to adjust future policy benefits and amounts that were attributable to experience-rated pension policyholder contracts prior to the reclassification of securities to trading in the fourth quarter of 2003:

(In millions)	**2004**	2003	2002
Fixed maturities	**$157**	$ (27)	$(193)
Equity securities	**41**	78	(63)
Mortgage loans	**228**	(1)	(10)
Real estate	**49**	74	24
Derivatives and other	**48**	27	4
	523	151	(238)
Less income taxes (benefits)	**162**	53	(83)
Net realized investment gains (losses)	**$361**	$ 98	$(155)

Realized investment gains in 2004 included $397 million of immediate gain recognition as a result of the sale of the retirement benefits business. Realized investment gains and losses also included impairments in the value of investments, net of recoveries, of $26 million in 2004, $158 million in 2003 and $230 million in 2002.

Realized investment gains and losses that are not reflected in CIGNA's revenues for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Separate accounts	**$1,365**	$(220)	$(1,925)
Investment results required to adjust future policy and contactholder benefits	**$ 368**	$ 189	$ (520)
Effect of 2003 trading reclassification	**$ —**	$ 814	$ —

The following sales of available-for-sale fixed maturities and equity securities, for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Proceeds from sales	**$3,249**	$8,276	$4,471
Gross gains on sales	**$ 273**	$ 393	$ 136
Gross losses on sales	**$ (52)**	$ (78)	$ (326)

Note 10 – Debt

Long-term debt consisted of the following at December 31:

(In millions)	**2004**	2003
Uncollateralized debt:		
6 3/8% Notes due 2006	**$ 100**	$ 100
7.4% Notes due 2007	**291**	300
8 1/4% Notes due 2007	**85**	100
7% Notes due 2011	**222**	250
6.375% Notes due 2011	**226**	250
7.65% Notes due 2023	**100**	100
8.3% Notes due 2023	**17**	17
7 7/8% Debentures due 2027	**300**	300
8.3% Step Down Notes due 2033	**83**	83
Other	**14**	—
Total long-term debt	**$1,438**	$1,500

CIGNA may issue commercial paper primarily to manage imbalances between operating cash flows and existing commitments, to meet working capital needs, and to take advantage of current investment opportunities. Commercial paper borrowing arrangements are supported by various lines of credit. There was no commercial paper outstanding as of December 31, 2004 and 2003.

In May 2004, CIGNA entered into a three-year syndicated revolving credit and letter of credit agreement for $1.0 billion. Of this amount, up to $600 million may be used to support an internal reinsurance arrangement and the remaining portion will serve as an available line of credit commitment for CIGNA.

As of December 31, 2004, CIGNA had $500 million remaining under an effective shelf registration statement filed with the Securities and Exchange Commission, which may be issued as debt securities, equity securities or both.

Maturities of long-term debt are as follows (in millions): none in 2005, $113 in 2006, $376 in 2007, $1 in 2008 and the remainder in years after 2008.

Interest expense was $107 million in 2004, $111 million in 2003 and $121 million in 2002.

Note 11 – Common and Preferred Stock

As of December 31, CIGNA had issued the following shares:

(Shares in thousands)	**2004**	2003
Common: Par value $0.25		
600,000 shares authorized		
Outstanding—January 1	**140,591**	139,370
Issued for stock option and other benefit plans	**1,454**	1,221
Repurchase of common stock	**(10,038)**	—
Outstanding—December 31	**132,007**	140,591
Treasury stock	**28,022**	133,952
Issued—December 31	**160,029**	274,543

During 2004, CIGNA retired 116 million shares of treasury stock. This transaction had no net effect on shareholders' equity.

In 1997, CIGNA's Board of Directors adopted a shareholder rights plan, which will expire on August 4, 2007. The rights attach to all outstanding shares of common stock, and will become exercisable if a third party acquires (or announces that it will acquire) 10% or more of CIGNA's outstanding common stock unless CIGNA's Board of Directors approves the acquisition. When exercisable, each right entitles its holder to purchase CIGNA securities at a substantial discount or, at the discretion of the Board of Directors, to exchange the rights for CIGNA common stock on a one-for-one basis. In some cases, a right also entitles its holder to purchase securities of an acquirer at a substantial discount. CIGNA's Board of Directors may authorize the redemption of the rights for $.0033 each before a third party acquires 10% or more of CIGNA's common stock, and thereafter under certain circumstances.

CIGNA has authorized a total of 25 million shares of $1 par value preferred stock. No shares of preferred stock were outstanding at December 31, 2004 or 2003.

Note 12 – Shareholders' Equity and Dividend Restrictions

State insurance departments that regulate certain of CIGNA's subsidiaries prescribe accounting practices (which differ in some respects from generally accepted accounting principles) to determine statutory net income and surplus. CIGNA's life insurance and HMO company subsidiaries are regulated by such statutory requirements. The statutory net income for the year ended, and surplus as of, December 31 of CIGNA's life insurance and HMO subsidiaries were as follows:

(In millions)	**2004**	2003	2002
Net income (loss)	**$1,032**	$1,043	$ (526)
Surplus	**$3,714**	$3,945	$3,178

CIGNA's life insurance and HMO subsidiaries are also subject to regulatory restrictions that limit the amount of annual dividends or other distributions (such as loans or cash advances) insurance companies may extend to their shareholders without prior approval of regulatory authorities. The maximum dividend distribution that CIGNA's life insurance and HMO subsidiaries may make during 2005 without prior approval is approximately $832 million. The amount of net assets of CIGNA that could not be distributed without prior approval as of December 31, 2004, was approximately $4.5 billion.

Note 13 – Income Taxes

Management believes that consolidated taxable income expected to be generated in the future will be sufficient to realize CIGNA's net deferred tax assets of $1.4 billion as of December 31, 2004, and $1.1 billion as of December 31, 2003. This determination is based on CIGNA's earnings history and future expectations.

CIGNA's deferred tax asset is net of a federal and state valuation allowance of $274 million as of December 31, 2004, and $223 million as of December 31, 2003. The $51 million increase in the valuation allowance during 2004 relates primarily to operating losses of the run-off reinsurance operation and state tax benefits. The valuation allowance reflects management's assessment as to whether certain deferred tax assets will be realizable. These assessments could be revised in the near term if underlying circumstances change.

Federal operating loss carryforwards in the amount of $328 million were available at December 31, 2004. Subject to statutory limitations, the operating losses are available to offset taxable income through the year 2024. Capital loss carryforwards in the amount of $151 million were fully utilized during 2003.

Through 1983, a portion of CIGNA's life insurance subsidiaries' statutory income was not subject to current income taxation, but was accumulated in a designated policyholders' surplus account. Additions to the account were no longer permitted beginning in 1984. CIGNA's existing account balance of $450 million would have resulted in a $158 million tax liability only if it were distributed or treated as distributed as defined by the Internal Revenue Code.

In 2004, the American Jobs Creation Act of 2004 was enacted. The legislation suspends, for a two-year period commencing January 1, 2005, the tax liability of stock life insurance companies on these distributions from the policyholder surplus account. As a result of this legislation, and subject to regulatory approval, CIGNA's principal subsidiary has the ability to distribute amounts from this account to the parent company without incurring federal income tax.

CIGNA's federal income tax returns are routinely audited by the Internal Revenue Service (IRS). In management's opinion, adequate tax liabilities have been established for all years. These liabilities could be revised in the near term if estimates of CIGNA's ultimate liability change.

Deferred income tax assets and liabilities as of December 31 are shown below.

(In millions)	**2004**	2003
Deferred tax assets		
Employee and retiree benefit plans	**$1,011**	$ 976
Investments, net	**201**	126
Other insurance and contractholder liabilities	**330**	372
Deferred gain on sales of businesses	**259**	136
Policy acquisition expenses	**191**	138
Loss carryforwards	**115**	87
Bad debt expense	**41**	37
Other	**—**	41
Deferred tax assets before valuation allowance	**2,148**	1,913
Valuation allowance for deferred tax assets	**(274)**	(223)
Deferred tax assets, net of valuation allowance	**1,874**	1,690
Deferred tax liabilities		
Depreciation and amortization	**227**	256
Unrealized appreciation on investments	**220**	345
Other	**44**	—
Total deferred tax liabilities	**491**	601
Net deferred income tax assets	**$1,383**	$1,089

Current income taxes payable was $301 million as of December 31, 2004 and $135 million as of December 31, 2003. These amounts were included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheet.

The components of income taxes for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Current taxes (benefits)			
U.S. income	**$815**	$ 82	$(175)
Foreign income	**35**	7	11
State income	**20**	7	25
	870	96	(139)
Deferred taxes (benefits)			
U.S. income	**(77)**	164	(57)
Foreign income	**2**	(7)	5
State income	**3**	11	(8)
	(72)	168	(60)
Total income taxes (benefits)	**$798**	$264	$(199)

Total income taxes (benefits) for the year ended December 31 were different from the amount computed using the nominal federal income tax rate of 35% for the following reasons:

(In millions)	**2004**	2003	2002
Tax expense (benefit) at nominal rate	**$831**	$297	$(226)
Tax-exempt interest income	**(33)**	(30)	(25)
Dividends received deduction	**(21)**	(21)	(17)
Resolution of Federal Tax Matters	**(31)**	—	—
State income tax (net of federal income tax benefit)	**11**	12	12
Change in federal valuation allowance	**51**	9	58
Other	**(10)**	(3)	(1)
Total income taxes (benefits)	**$798**	$264	$(199)

Note 14 – Pension and Other Postretirement Benefit Plans

A. Pension and Other Postretirement Benefit Plans

CIGNA and certain of its subsidiaries provide pension, health care and life insurance benefits to eligible retired employees, spouses and other eligible dependents through various plans.

CIGNA measures the assets and obligations of its domestic pension and other postretirement benefit plans as of December 31. The following table summarizes the obligations and assets related to CIGNA's pension and other postretirement benefit plans as of, and for the year ended, December 31:

	Pension Benefits		Other Postretirement Benefits	
(In millions)	**2004**	2003	**2004**	2003
Change in benefit obligation				
Benefit obligation, January 1	**$ 3,683**	$ 3,427	**$580**	$558
Service cost	**73**	80	**2**	3
Interest cost	**221**	221	**31**	36
Loss (gain) from past experience	**244**	190	**(5)**	40
Benefits paid from plan assets	**(227)**	(205)	**(3)**	(2)
Benefits paid—other	**(33)**	(30)	**(36)**	(39)
Amendments	**(14)**	—	**(29)**	(16)
Curtailment	**5**	—	**(2)**	—
Benefit obligation, December 31	**3,952**	3,683	**538**	580
Change in plan assets				
Fair value of plan assets, January 1	**2,356**	2,032	**37**	37
Actual return on plan assets	**263**	454	**1**	2
Benefits paid	**(227)**	(205)	**(3)**	(2)
Contributions	**150**	75	**—**	—
Fair value of plan assets, December 31	**2,542**	2,356	**35**	37
Net benefit obligation	**1,410**	1,327	**503**	543
Unrecognized net gains (losses) from past experience	**(1,236)**	(1,173)	**9**	6
Unrecognized prior service cost	**19**	8	**136**	140
Net amount recognized in the balance sheet	**$ 193**	$ 162	**$648**	$689
Accrued benefit liability	**$ 1,315**	$ 1,188	**$648**	$689
Accumulated other comprehensive loss after-tax ($729, $667)	**(1,122)**	(1,026)	**—**	—
Net amount recognized in the balance sheet	**$ 193**	$ 162	**$648**	$689

Pension benefits. During 2004, CIGNA's minimum pension liabilities increased resulting in a net after-tax decrease to equity of $62 million. This charge was primarily due to a reduction in long-term interest rates used to determine the accumulated benefit obligation, as well as the annual update of plan participant data, partially offset by the effect of stock market appreciation on plan assets.

During 2003, CIGNA's minimum pension liabilities declined resulting in a net after-tax increase to equity of $47 million. This decline was primarily due to the effect on plan assets of stock market appreciation, partially offset by a decrease in long-term interest rates.

As a result of the effect of equity market declines on the value of pension plan assets in 2002 and reduced long-term interest rates, CIGNA's underfunded pension plans had an accumulated benefit obligation as of December 31, 2004 of $3.8 billion. The fair value of plan assets related to these plans was $2.5 billion and the projected benefit obligation was $3.9 billion. The accumulated benefit obligation as of December 31, 2003 was $3.5 billion, the fair value of plan assets was $2.4 billion and the projected benefit obligation was $3.7 billion.

CIGNA funds its qualified pension plans at least at the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). In 2005, CIGNA expects to contribute approximately $105 million for minimum funding requirements for the domestic pension plan and for voluntary contributions to the international pension plans.

Components of net pension cost, for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Service cost	**$ 73**	$ 80	$ 101
Interest cost	**221**	221	235
Expected return on plan assets	**(189)**	(200)	(258)
Amortization of:			
Net loss from past experience	**104**	23	14
Prior service cost	**(2)**	—	(1)
Net pension cost	**$ 207**	$ 124	$ 91

CIGNA also recognized pre-tax curtailment losses for pension benefits in 2004 of $7 million as part of the 2004 operational effectiveness review and sale of the retirement benefits business.

Other postretirement benefits. In 2004, CIGNA recognized the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003, retroactive to January 1, 2004, in determining its accumulated other postretirement benefit obligation and net other postretirement benefit costs. The effects of retroactive application were to reduce the accumulated other postretirement benefit obligation as of January 1, 2004, by approximately $20 million pre-tax and to reduce the net other postretirement benefit cost by less than $1 million pre-tax. In addition, in 2004, CIGNA amended its postretirement medical benefits plan to integrate pharmacy benefits with the 2003 Act and reduced its accumulated other postretirement benefit obligation by $29 million pre-tax.

Unfunded retiree health benefit plans had accumulated benefit obligations of $386 million at December 31, 2004, and $432 million at December 31, 2003. At the end of 2004, retiree life insurance plans with accumulated benefit obligations of $152 million were partially funded with plan assets of $35 million, compared with accumulated benefit obligations of $148 million, partially funded with plan assets of $37 million, at the end of 2003.

Components of net other postretirement benefit cost for the year ended December 31 were as follows:

(In millions)	**2004**	2003	2002
Service cost	**$ 2**	$ 3	$ 4
Interest cost	**31**	36	36
Expected return on plan assets	**(2)**	(2)	(2)
Amortization of:			
Net gain from past experience	**—**	(1)	(3)
Prior service cost	**(16)**	(17)	(16)
Net other postretirement benefit cost	**$ 15**	$ 19	$ 19

CIGNA also recognized pre-tax curtailment gains for other postretirement benefits as follows:

(In millions)	**2004**	2003	2002
Operational effectiveness review	**$12**	$—	$—
Sale of the retirement benefits business	**8**	—	—
2002 Health Care restructuring	**—**	12	3
Total curtailment gains	**$20**	$12	$ 3

The estimated rate of future increases in the per capita cost of health care benefits was 10%, decreasing to 5% over five years. This estimate reflects CIGNA's current claim experience and management's estimate that rates of growth will decline in the future. A 1% increase or decrease in the estimated rate would change 2004 reported amounts as follows:

(In millions)	**Increase**	**Decrease**
Effect on total service and interest cost	**$ 1**	**$ (1)**
Effect on postretirement benefit obligation	**$20**	**$(18)**

Plan Assets. The following summarizes the fair value of assets related to pension plans as of December 31, 2004:

Plan Asset Category	**Percent of Total Fair Value 2004**	2003	**Target Allocation Percentage 2004**
Equity securities	**70%**	72%	**68%**
Fixed income	**16%**	18%	**20%**
Real estate	**8%**	8%	**7%**
Other	**6%**	2%	**5%**

The target investment allocation percentages are developed by management as guidelines, although the fair values of each asset category are expected to vary as a result of changes in market conditions. The pension plan asset portfolio has been most heavily weighted towards equity securities, consisting of domestic and international investments, in an effort to synchronize the expected higher rate of return on equities over the long-term with the overall long-term nature of the pension benefit obligations. The diversification of the pension plan assets into other investments is intended to mitigate the volatility in returns, while also providing adequate liquidity to fund benefit distributions.

Substantially all pension plan assets are invested in the separate accounts of Connecticut General Life Insurance Company (CGLIC) and Life Insurance Company of North America, which are CIGNA subsidiaries, or immediate participation guaranteed investment contracts issued by CGLIC. These separate accounts and investment contracts are reinsured and managed by the buyer of the retirement benefits business. Plan assets also include 292,500 shares of CIGNA common stock with a fair value of $24 million at December 31, 2004, and $17 million at December 31, 2003.

The other postretirement plan assets are invested in fixed income investments in the general account of CGLIC.

Assumptions for pension and other postretirement benefit plans. Management determined the present value of the projected pension benefit obligation and the accumulated other postretirement benefit obligation based on the following weighted average assumptions at December 31:

	2004	2003
Discount rate:		
Pension benefit obligation	**5.75%**	6.25%
Other postretirement benefit obligation	**5.5%**	6.25%
Pension benefit cost	**6.00%**	6.75%
Other postretirement benefit cost	**6.15%**	6.75%
Expected return on plan assets:		
Projected pension benefit obligation	**7.5%**	7.5%
Pension benefit cost	**7.5%**	7.5%
Accumulated other postretirement benefit obligation	**7%**	7%
Other postretirement benefit cost	**7%**	7%
Expected rate of compensation increase:		
Projected pension benefit obligation	**3.5%**	3.5%
Pension benefit cost	**3.5%**	3.6%
Accumulated other postretirement benefit obligation	**3%**	3%
Other postretirement benefit cost	**3%**	3%

The discount rates were developed considering actual annualized yields as of the measurement date for high quality, long-term corporate bonds with durations comparable to those of the pension and other postretirement benefit obligations. Expected rates of return on plan assets were developed considering actual historical returns, current and expected market conditions, plan asset mix and management's investment strategy. The resulting expected rates reflect management's expectation that future long-term equity market returns will be lower than actual historical returns.

CIGNA uses a market-related asset valuation method to measure domestic pension plan assets invested in equity securities. The market-related value of pension assets recognizes market appreciation or depreciation in the portfolio over 5 years, a method that reduces the short-term impact of market fluctuations.

The average remaining service period of active employees associated with CIGNA's pension plan is 6.5 years. The average remaining service period of active employees associated with the other postretirement benefit plans is approximately 10 years.

Benefit Payments. The following benefit payments, including expected future services, are expected to be paid:

		Other Postretirement Benefits	
(In millions)	**Pension Benefits**	**Gross**	**Net of Medicare Part D Subsidy**
2005	$ 261	$ 48	$ 48
2006	$ 259	$ 47	$ 45
2007	$ 262	$ 47	$ 45
2008	$ 262	$ 47	$ 45
2009	$ 265	$ 47	$ 45
2010-2014	$1,376	$226	$216

B. 401(k) Plans

CIGNA sponsors a 401(k) plan in which CIGNA matches a portion of employees' pre-tax contributions. Another 401(k) plan with an employer match was frozen in 1999. Participants in the active plan may invest in a fund that invests in CIGNA common stock, several diversified stock funds, a bond fund and a fixed-income fund.

CIGNA may elect to increase its matching contributions if CIGNA's annual performance meets certain targets. A substantial amount of CIGNA's matching contributions are invested in CIGNA common stock. CIGNA's expense for these plans was $38 million for 2004, $36 million for 2003 and $47 million for 2002.

Note 15 – Employee Incentive Plans

The People Resources Committee of the Board of Directors awards stock options, restricted stock and deferred stock to certain employees. To a very limited extent, the Committee has issued common stock instead of cash compensation and dividend equivalent rights as part of restricted and deferred stock units. Stock appreciation rights issued with stock options are authorized but have not been issued for several years.

Compensation cost and related tax benefits for these awards were as follows:

(In millions)	**2004**	2003	2002
Compensation cost	**$68**	$69	$98
Tax benefits	**$23**	$24	$35

CIGNA had the following number of shares of common stock available for award at December 31: 11.7 million in 2004, 11.3 million in 2003 and 13.4 million in 2002.

Stock options. CIGNA awards options to purchase CIGNA common stock at the market price of the stock on the grant date. Options vest over periods ranging from one to five years and expire no later than 10 years after the grant date.

Until June 30, 2004, senior executives were permitted to use shares of CIGNA common or restricted stock in lieu of cash to exercise outstanding options, and CIGNA issued replacement options equal to the number of shares used. Like ordinary options, replacement options were exercisable at the market price of CIGNA common stock on their grant date. Replacement options vested six months after the grant date and expired on the expiration date of the original option.

The table below shows the status of, and changes in, common stock options during the last three years:

(Options in thousands)	**2004**		2003		2002	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding—January 1	**15,782**	**$79.51**	14,354	$88.71	13,089	$84.98
Granted	**3,174**	**$55.86**	3,439	$42.03	4,121	$94.30
Exercised	**(1,564)**	**$50.23**	(136)	$47.53	(1,702)	$70.19
Expired or canceled	**(3,700)**	**$78.43**	(1,875)	$83.52	(1,154)	$93.67
Outstanding—December 31	**13,692**	**$77.66**	15,782	$79.51	14,354	$88.71
Options exercisable at year-end	**10,417**	**$84.17**	10,401	$86.68	7,954	$85.31

Compensation expense of $40 million related to unvested stock options at December 31, 2004 will be recognized over the next 1.4 years (weighted average period).

The table below summarizes information for stock options exercised during the last three years:

(In millions)	2004	2003	2002
Intrinsic value of options exercised	**$25**	$ 1	$50
Cash received for options exercised	**$64**	$ 6	$68
Excess tax benefits realized from options exercised	**$ —**	$—	$ 4

The following table summarizes information for outstanding common stock options at December 31, 2004:

(In millions, except options in thousands)	Options Outstanding	Options Exercisable
Number	**13,692**	**10,417**
Total intrinsic value	**$ 167**	**$ 78**
Weighted average exercise price	**$ 77.66**	**$ 84.17**
Weighted average remaining contractual life (years)	**6.4 years**	**5.8 years**

The weighted average fair value of options granted under employee incentive plans was $19.80 for 2004, $12.62 for 2003 and $22.13 for 2002, using the Black-Scholes option-pricing model and the following assumptions:

	2004	2003	2002
Dividend yield	**0.2%**	1.9%	1.5%
Expected volatility	**47.6%**	44.3%	29.4%
Risk-free interest rate	**2.2%**	1.9%	3.6%
Expected option life	**3.3 years**	3.5 years	3.5 years

The expected volatility and option life was developed considering CIGNA's experience.

Restricted stock. CIGNA makes restricted stock grants with vesting periods ranging from three to six years. Recipients are entitled to receive dividends and to vote during the vesting period, but forfeit their awards if their employment terminates before the vesting date.

The table below shows the status of, and changes in, restricted stock grants during the last three years:

(Grants in thousands)	2004		2003		2002	
	Grants	**Weighted Average Fair Value at Grant Date**	Grants	Weighted Average Fair Value at Grant Date	Grants	Weighted Average Fair Value at Grant Date
Outstanding—January 1	**1,508**	**$59.69**	946	$90.04	1,088	$82.41
Granted	**428**	**$57.14**	1,140	$44.24	358	$92.90
Vested	**(154)**	**$88.06**	(190)	$74.93	(312)	$63.87
Forfeited	**(496)**	**$52.42**	(388)	$80.71	(188)	$94.95
Outstanding—December 31	**1,286**	**$58.31**	1,508	$59.69	946	$90.04

The grant date fair value of restricted stock vested was: $14 million in both 2004 and 2003, and $20 million in 2002.

At the end of 2004, approximately 1,600 employees held 1.3 million restricted shares with $30 million of related compensation expense to be recognized over the next 2 years (weighted average period).

Deferred Stock. CIGNA made deferred stock unit grants with 100% vesting in three to six years, dependent on CIGNA's consolidated earning per share during this vesting period. On vesting, stock issuance is deferred until January of the year following an employee's termination from CIGNA. These awards are forfeited if employment terminates before the vesting date. In 2003, 176,000 stock units with a weighted average fair value per unit of $44.22 were awarded and in 2004 7,000 units were forfeited. As of December 31, 2004, 169,000 unvested units were outstanding with a weighted average fair value per unit of $44.22. Approximately $6 million of compensation cost is expected to be recognized over the next 4.5 years.

Note 16 – Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share (EPS) for income (loss) from continuing operations are computed as follows for the year ended December 31:

(In millions, except per share amounts)	Basic	Effect of Dilution	Diluted
2004			
Income from continuing operations	**$ 1,577**	**$ —**	**$ 1,577**
Shares (*in thousands*):			
Weighted average	**136,493**	**—**	**136,493**
Options and restricted stock grants		**1,391**	**1,391**
Total shares	**136,493**	**1,391**	**137,884**
EPS	**$ 11.55**	**$ (0.11)**	**$ 11.44**
2003			
Income from continuing operations	$ 584	$ —	$ 584
Shares (*in thousands*):			
Weighted average	139,747	—	139,747
Options and restricted stock grants		663	663
Total shares	139,747	663	140,410
EPS	$ 4.18	$ (0.02)	$ 4.16
2002			
Loss from continuing operations	$ (446)	$ —	$ (446)
Shares (*in thousands*):			
Weighted average	140,517	—	140,517
Options and restricted stock grants*		—	—
Total shares	140,517	—	140,517
Loss per share	$ (3.17)	$ —	$ (3.17)

** Because of the loss from continuing operations for the year ended December 31, 2002, the number of shares used to compute loss per share does not reflect the dilution of approximately 1.4 million shares caused by stock options and restricted stock grants.*

Note 17 – Reinsurance

In the normal course of business, CIGNA's insurance subsidiaries enter into agreements with other insurance companies to assume and cede reinsurance. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. Reinsurance does not relieve the originating insurer of liability. CIGNA evaluates the financial condition of its reinsurers and monitors their concentrations of credit risk.

Retirement benefits business. CIGNA had a reinsurance recoverable of $8.6 billion at December 31, 2004 from Prudential Retirement Insurance and Annuity Company resulting from the sale of the retirement benefits business, which was primarily in the form of reinsurance arrangements. The reinsurance recoverable is secured primarily by fixed maturities and mortgage loans held in a business trust established by the reinsurer. This recoverable is reduced as CIGNA's reinsured liabilities are paid or directly assumed by the reinsurer.

Individual life and annuity reinsurance. CIGNA had a reinsurance recoverable of $5.2 billion at December 31, 2004, and $5.4 billion at December 31, 2003, from Lincoln National Corporation that arose from the 1998 sale of CIGNA's individual life insurance and annuity business to Lincoln through an indemnity reinsurance arrangement.

Unicover and other run-off reinsurance. The Run-off Reinsurance operations participate in a workers' compensation reinsurance pool, which ceased accepting new risks in early 1999. This pool was formerly managed by Unicover Managers, Inc. Although an arbitration over the most significant reinsurance (retrocessional) contracts for the pool was completed in 2002, some disputes over collection of amounts due CIGNA from the retrocessionaires continue and may require further arbitration actions to resolve. Also, disputes and arbitrations regarding other reinsurance (retrocessional) contracts for the pool remain and may not be resolved for some time.

Run-off Reinsurance also includes other workers' compensation reinsurance contracts, as well as personal accident reinsurance contracts, including contracts assumed in the London market. CIGNA obtained retrocessional reinsurance coverage for a significant portion of its liabilities under these contracts. Some of these retrocessionaires have disputed the validity of their contracts with CIGNA. Several of these disputes were settled in 2004 and several remain in arbitration. These arbitrations are expected to be resolved in 2005 and 2006.

In 2002, CIGNA recorded an after-tax charge of $317 million ($408 million pre-tax) based on the outcome of the Unicover arbitration, as well as a review of other exposures for the run-off reinsurance operations, including an assessment of retrocessional disputes and workers' compensation and personal accident exposures.

Unfavorable claims experience related to workers' compensation and personal accident exposures is possible and could result in future losses, including losses attributable to the inability to recover amounts from retrocessionaires (either due to disputes with the retrocessionaires or their financial condition).

CIGNA's reserves for amounts recoverable from retrocessionaires, as well as for reserves for liabilities associated with underlying reinsurance exposures assumed by CIGNA, are considered appropriate as of December 31, 2004, based on current information. However, it is possible that future developments regarding these matters could result in a material adverse effect on CIGNA's consolidated results of operations, and, in certain situations, could have a material adverse effect on CIGNA's financial condition.

Other reinsurance. CIGNA could have losses if reinsurers fail to indemnify CIGNA on other reinsurance arrangements, whether because of reinsurer insolvencies or contract disputes. However, management does not expect charges for other unrecoverable reinsurance to have a material adverse effect on CIGNA's consolidated results of operations, liquidity or financial condition.

Effects of reinsurance. In CIGNA's consolidated income statements, premiums and fees were net of ceded premiums, and benefits and expenses were net of reinsurance recoveries, in the following amounts:

(In millions)	**2004**	2003	2002
Premiums and fees			
Short-duration contracts:			
Direct	**$12,965**	$13,968	$13,961
Assumed	**139**	127	135
Ceded	**(118)**	(130)	(111)
	12,986	13,965	13,985
Long-duration contracts:			
Direct	**1,399**	1,475	1,694
Assumed	**322**	409	461
Ceded:			
Individual life insurance and annuity business sold	**(411)**	(329)	(364)
Other	**(60)**	(60)	(73)
	1,250	1,495	1,718
Total	**$14,236**	$15,460	$15,703
Reinsurance recoveries			
Individual life insurance and annuity business sold	**$ 436**	$ 298	$ 326
Other	**166**	168	4
Total	**$ 602**	$ 466	$ 330

The effects of reinsurance on written premiums and fees for short-duration contracts were not materially different from the recognized premium and fee amounts shown in the above table.

Note 18 – Leases and Rentals

Rental expenses for operating leases, principally for office space, amounted to $153 million in 2004, $155 million in 2003 and $159 million in 2002.

As of December 31, 2004, future net minimum rental payments under non-cancelable operating leases were approximately $560 million, payable as follows (in millions): $122 in 2005, $97 in 2006, $84 in 2007, $57 in 2008, $43 in 2009 and $157 thereafter.

Note 19 – Segment Information

CIGNA's operating segments generally reflect groups of related products, but the International segment is based on geography. In accordance with accounting principles generally accepted in the United States of America, operating segments with similar economic characteristics may be combined. CIGNA measures the financial results of its segments using "segment earnings," which is defined as income (loss) from continuing operations excluding after-tax realized investment gains and losses.

In 2004, CIGNA completed the sale of its retirement benefits business and also realigned management responsibility for operations that provide case management and related services to workers' compensation insurers and employers who self-fund workers' compensation and disability benefits. To appropriately reflect the impact of these actions, CIGNA has changed its segment reporting, and prior periods have been reclassified to conform to this presentation:

- the sold retirement benefits business is reported in the Run-off Retirement segment;
- the corporate life insurance business (previously reported in the Retirement segment) was retained and is reported in Other Operations; and
- results from the disability and workers' compensation case management activities (previously reported in the Health Care segment) are included in the Disability and Life segment.

Upon completing the sale of the retirement benefits business, corporate overhead previously allocated to this business is now reported in Corporate. In addition, Corporate includes stock option expenses in accordance with SFAS 123R. See Note 2 for further information.

In 2003, CIGNA changed its segment presentation to report its health care operations (Health Care segment) and its separately managed group disability and life insurance operations (Disability and Life segment) as two discrete segments. Previously, results from these operations were combined as a single segment. Prior period amounts have been reclassified to conform to the current presentation. CIGNA presents segment information as follows:

Health Care includes a range of indemnity group health and managed care products and services using guaranteed cost, experience-rated, administrative services only or premium funding arrangements. This business also continues to manage certain disability and life insurance products which were historically sold in connection with certain experience-rated medical accounts.

Disability and Life includes group:

- disability insurance;
- disability and workers' compensation case management;
- life insurance; and
- accident and specialty association insurance.

International includes life, accident, health and employee benefits (group life and, health) coverages and services, primarily outside the United States.

Run-off Retirement includes:

- gain recognition related to the sale of the retirement benefits business;

- net results of modified coinsurance arrangements;
- expenses associated with the run-off of this business; and
- results of the retirement benefits business prior to the sale.

Run-off Reinsurance consists of the run-off reinsurance business, which includes accident, domestic health, international life and health, and specialty life reinsurance businesses. CIGNA has stopped underwriting new reinsurance business.

CIGNA also reports results in two other categories.

Other Operations consist of:

- deferred gains recognized from the 1998 sale of the individual life insurance and annuity business;
- corporate life insurance;
- leveraged corporate life insurance (corporate life insurance on which policy loans are outstanding);
- settlement annuity business; and
- certain investment management services (a significant portion of which were sold in 2004).

Corporate reflects amounts not allocated to segments, such as interest expense on corporate debt, net investment income on unallocated corporate investments, intersegment eliminations, compensation cost for stock options and certain corporate overhead expenses.

CIGNA determines segment earnings (loss) consistent with the accounting policies for the consolidated financial statements, except that amounts included in Corporate are not allocated to segments. CIGNA allocates other corporate general, administrative and systems expenses on systematic bases. Income taxes are generally computed as if each segment were filing separate income tax returns.

Summarized segment financial information for the year ended and as of December 31 was as follows:

(In millions)	**2004**	2003	2002
Health Care			
Premiums and fees and other revenues	**$11,895**	$13,213	$13,355
Net investment income	**283**	283	298
Segment revenues	**$12,178**	$13,496	$13,653
Income taxes	**$ 425**	$ 222	$ 239
Segment earnings	**$ 763**	$ 429	$ 446
Assets under management:			
Invested assets	**$ 5,738**	$ 5,201	$ 4,274
Separate account assets	**943**	882	1,238
Total	**$ 6,681**	$ 6,083	$ 5,512
Disability and Life			
Premiums and fees and other revenues	**$ 2,125**	$ 2,004	$ 1,906
Net investment income	**253**	250	260
Segment revenues	**$ 2,378**	$ 2,254	$ 2,166
Income taxes	**$ 71**	$ 56	$ 47
Segment earnings	**$ 182**	$ 155	$ 133
Assets under management:			
Invested assets	**$ 5,375**	$ 4,303	$ 4,078
Separate account assets	**16**	14	12
Total	**$ 5,391**	$ 4,317	$ 4,090
International			
Premiums and fees and other revenues	**$ 1,031**	$ 866	$ 814
Net investment income	**58**	49	51
Segment revenues	**$ 1,089**	$ 915	$ 865
Income taxes	**$ 42**	$ 30	$ 18
Equity in loss of investees	**$ (1)**	$ (4)	$ (4)
Segment earnings	**$ 76**	$ 55	$ 31
Assets under management:			
Invested assets	**$ 1,262**	$ 955	$ 848
Separate account assets	**223**	179	172
Total	**$ 1,485**	$ 1,134	$ 1,020
Run-off Retirement			
Premiums and fees and other revenues	**$ 777**	$ 145	$ 271
Net investment income	**467**	1,413	1,493
Segment revenues	**$ 1,244**	$ 1,558	$ 1,764
Income taxes	**$ 134**	$ 98	$ 81
Segment earnings	**$ 282**	$ 222	$ 200
Assets under management:			
Invested assets	**$ 1,713**	$20,633	$22,146
Separate account assets	**31,059**	31,196	26,622
Total	**$32,772**	$51,829	$48,768

(In millions)	2004	2003	2002
Run-off Reinsurance			
Premiums and fees and other revenues	$ (82)	$ (467)	$ 229
Net investment income	92	82	44
Segment revenues	$ 10	$ (385)	$ 273
Income taxes (benefits)	$ 7	$ (181)	$ (488)
Segment loss	$ (115)	$ (359)	$ (1,070)
Invested assets	$ 1,679	$ 1,847	$ 1,356
Other Operations			
Premiums and fees and other revenues	$ 297	$ 375	$ 358
Net investment income	475	517	565
Segment revenues	$ 772	$ 892	$ 923
Income taxes	$ 71	$ 61	$ 52
Segment earnings	$ 142	$ 111	$ 105
Assets under management:			
Invested assets	$ 6,109	$ 6,714	$ 7,658
Separate account assets	3,236	3,122	3,211
Total	$ 9,345	$ 9,836	$10,869
Corporate			
Other revenues and eliminations	$ (33)	$ (73)	$ (63)
Net investment income	15	–	5
Segment revenues	$ (18)	$ (73)	$ (58)
Income tax benefits	$ (114)	$ (75)	$ (65)
Segment loss	$ (114)	$ (127)	$ (136)
Invested assets	$ 43	$ 5	$ 2
Realized Investment Gains (Losses)			
Realized investment gains (losses)	$ 523	$ 151	$ (238)
Income taxes (benefits)	162	53	(83)
Realized investment gains (losses), net of taxes	$ 361	$ 98	$ (155)
Total			
Premiums and fees and other revenues	$16,010	$16,063	$16,870
Net investment income	1,643	2,594	2,716
Realized investment gains (losses)	523	151	(238)
Total revenues	$18,176	$18,808	$19,348
Income taxes (benefits)	$ 798	$ 264	$ (199)
Segment earnings (loss)	$ 1,216	$ 486	$ (291)
Realized investment gains (losses), net of taxes	361	98	(155)
Income (loss) from continuing operations	$ 1,577	$ 584	$ (446)
Assets under management			
Invested assets	$21,919	$39,658	$40,362
Separate account assets	35,477	35,393	31,255
Total	$57,396	$75,051	$71,617

Premiums and fees and other revenues by product type were as follows for the year ended December 31:

(In millions)	2004	2003	2002
Medical	$ 9,952	$11,131	$11,386
Dental	934	980	972
Group Life	1,508	1,565	1,595
Health Care other revenues	1,027	929	765
Other	2,589	1,458	2,152
Total	$16,010	$16,063	$16,870

Note 20 — Foreign Operations

CIGNA provides international life, accident, health and employee benefits insurance coverages on a direct and reinsured basis, primarily through the International segment and principally in the Asia-Pacific region and Europe.

Premiums and fees and other revenues by geographic region for the year ended December 31 were as follows:

(In millions)	2004	2003	2002
Domestic	$15,253	$15,384	$16,266
Foreign	757	679	604
Total	$16,010	$16,063	$16,870

CIGNA's aggregate foreign exchange transaction losses and foreign long-lived assets for the year ended and as of December 31, 2004, 2003 and 2002 were not material.

Note 21 — Contingencies

A. Financial Guarantees Primarily Associated with the Retirement Benefits Business

CIGNA, through its subsidiaries, is contingently liable for various financial guarantees provided in the ordinary course of business.

Separate account assets are contractholder funds maintained in accounts with specific investment objectives. CIGNA records separate account liabilities equal to separate account assets. In certain cases, CIGNA guarantees a minimum level of benefits for retirement and insurance contracts written in separate accounts. CIGNA establishes an additional liability if management believes that CIGNA will be required to make a payment under these guarantees. Except as noted below, these guarantees are fully reinsured by an affiliate of the buyer of the retirement benefits business:

- CIGNA guarantees that separate account assets will be sufficient to pay certain retiree or life benefits. The sponsoring employers are primarily responsible for ensuring that assets are sufficient to pay these benefits and are required to maintain assets that exceed a certain percentage of benefit obligations. This percentage varies depending on the asset class within a sponsoring employer's portfolio (for example, a bond fund would require a lower percentage than a riskier equity fund) and thus will vary as the composition of the portfolio changes. If employers do not maintain the required levels of separate account assets, CIGNA has the right to redirect the management of the related assets to provide for benefit payments. As of December 31, 2004, employers maintained assets that exceeded 101% to 136% of benefit obligations. Benefit obligations under these arrangements were $3.2 billion as of December 31, 2004, and $3.5 billion as of December 31, 2003. As of December 31, 2004 approximately 90% of these guarantees are reinsured by an affiliate of the buyer of the retirement benefits business. There were no additional liabilities required for these guarantees as of December 31, 2004 or 2003.

- CIGNA guarantees that separate account assets, primarily fixed income investments, will be sufficient to pay retiree benefits for participants under a certain group annuity contract. This guaranteed benefit obligation was $362 million as of December 31, 2004, and $371 million as of December 31, 2003. CIGNA had no additional liabilities for these guarantees as of December 31, 2004 and 2003.

B. Other Financial Guarantees

CIGNA guaranteed construction loans of $26 million as of December 31, 2004 and 2003 related to real estate joint venture investments. The loans are secured by joint venture real estate property with fair values in excess of the loan amounts and mature by 2008, including extension options. CIGNA would be required to repay the construction loans if permanent financing could not be obtained. There were no liabilities required for these guarantees as of December 31, 2004 or 2003.

CIGNA had indemnification obligations to lenders of up to $286 million as of December 31, 2004, and $329 million as of December 31, 2003, related to borrowings by certain real estate joint ventures which CIGNA either records as an investment or consolidates. These borrowings, which are nonrecourse to CIGNA, are secured by the joint ventures' real estate properties with fair values in excess of the loan amounts and mature at various dates from 2005 to 2015. CIGNA's indemnification obligations would require payment to lenders for any actual damages resulting from certain acts such as unauthorized ownership transfers, misappropriation of rental payments by others or environmental damages. Based on initial and ongoing reviews of property management and operations, CIGNA does not expect that payments will be required under these indemnification obligations. Any payments that might be required could be recovered through a refinancing or sale of the assets. In some cases, CIGNA also has recourse to partners for their proportionate share of amounts paid. There were no liabilities required for these indemnification obligations as of December 31, 2004 or 2003.

As of December 31, 2004 and 2003 CIGNA guaranteed that it would compensate the lessor for a shortfall of up to $49 million in the market value of leased equipment at the end of the lease. Guarantees of $21 million expire in 2006 and $28 million expire in 2012. CIGNA had additional liabilities for these guarantees of $3 million as of December 31, 2004 and $2 million as of December 31, 2003.

CIGNA had indemnification obligations as of December 31, 2004 and 2003, in connection with acquisition and disposition transactions. These indemnification obligations would be triggered by the breach of representations or covenants provided by CIGNA, such as representations for the presentation of financial statements, the filing of tax returns, compliance with law or the identification of outstanding litigation. These obligations are typically subject to various time limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential amount due is subject to contractual limitations based on a percentage of the transaction purchase price, while in other cases limitations are not specified or applicable. CIGNA does not believe that it is possible to determine the maximum potential amount due under these guarantees, since not all amounts due under these indemnification obligations are subject to limitation. There were no liabilities required for these indemnification obligations as of December 31, 2004 or 2003.

CIGNA does not expect that these guarantees will have a material adverse effect on CIGNA's consolidated results of operations, liquidity or financial condition.

C. Guaranteed Minimum Income Benefit Contracts

CIGNA's reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured variable annuity contracts that provide annuitants with certain guarantees related to minimum income benefits. When annuitants elect to receive these minimum income benefits, CIGNA may be required to make payments based on changes in underlying mutual fund values and interest rates.

CIGNA estimates the fair value of the assets and liabilities associated with these contracts using assumptions as to market returns and volatility of the underlying equity and bond mutual fund investments, interest rates, mortality, lapse, credit risk and annuity election rates.

Interest rates include both (a) the liability discount rate assumption and (b) the projected interest rates used to calculate the reinsured income benefit at the time of annuitization. Lapse refers to the full surrender of an annuity prior to annuitization of the policy. Credit risk refers to the ability of these reinsurers to pay (see below). Annuity election rates refer to the proportion of annuitants who elect to receive their income benefit as an annuity.

CIGNA regularly evaluates the assumptions used in establishing these assets and liabilities and changes its estimates if actual experience or other evidence suggests that earlier assumptions should be revised. If actual experience differs from the assumptions and other considerations used in estimating these assets and liabilities, the resulting change could have a material adverse effect on CIGNA's consolidated results of operations, and in certain situations, could have a material adverse effect on CIGNA's financial condition. See page 23 for the effects of hypothetical changes in those assumptions.

The following provides information about the assumptions used in calculating the assets and liabilities for guaranteed minimum income benefits:

- These liabilities represent estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received. Included in net amounts expected to be paid is the excess of the expected value of the income benefits over the values of the annuitant's accounts at the time of annuitization. The assets associated with these contracts represent receivables in connection with reinsurance that CIGNA has purchased from third parties (see below).
- The market return assumption is 9-12% varying by equity fund type; 6-9% varying by bond fund type; and 5-6% for money market funds.
- The volatility assumption is 14-24%, varying by equity fund type; 6-7%, varying by bond fund type; and 2-3% for money market funds.
- The discount rate is 5.75%.
- The projected interest rate used to calculate the reinsured income benefits at the time of annuitization varies by economic scenario, reflects interest rates as of the valuation date, and has a long term mean rate of 5-6% and a standard deviation of 12-13%.
- The mortality assumption is 75% of the 1994 Group Annuity Mortality table, with 1% annual improvement beginning January 1, 2000.
- The lapse rate assumption is 2-15%, depending on policy duration.
- The annuity election rate assumption is that no more than 5% of the policies eligible to annuitize their variable annuity contracts will do so each year.

CIGNA is required to disclose the maximum potential undiscounted future payments for guarantees related to minimum income benefits using hypothetical worse-case assumptions, defined as follows:

- No annuitants surrendered their accounts; and
- All annuitants lived to elect their benefit; and
- All annuitants elected to receive their benefit on the earliest available date (beginning in 2005 through 2014); and
- All underlying mutual fund investment values remained at the December 31, 2004 value of $3.4 billion, with no future returns.

The maximum potential undiscounted payments that CIGNA would make under those assumptions would aggregate to $1.7 billion before reinsurance recoveries. CIGNA believes the likelihood of such payment is remote and CIGNA expects the amount of actual payments to be significantly less than this hypothetical undiscounted aggregate amount. CIGNA has purchased reinsurance from third parties which covers 55% of the exposures on these contracts.

As of December 31, 2004, CIGNA had liabilities of $71 million related to these contracts and net amounts recoverable from reinsurers of $39 million. CIGNA had an additional liability of $41 million associated with the cost of reinsurance as of December 31, 2004. As of December 31, 2003, CIGNA had liabilities of $74 million related to these contracts and amounts recoverable from reinsurers of $51 million. CIGNA also had an additional liability of $40 million associated with the cost of reinsurance as of December 31, 2003.

Management believes the current assumptions used to estimate these liabilities are appropriate. See Note 7(H) to the Financial Statements for further information.

D. Regulatory and Industry Developments

Employee benefits regulation. The business of administering and insuring employee benefit programs, particularly health care programs, is heavily regulated by federal and state laws and administrative agencies, such as state departments of insurance and the federal Departments of Labor and Justice, as well as the courts. Regulation and judicial decisions have resulted in changes to industry and CIGNA's business practices and will continue to do so in the future. In addition, CIGNA's subsidiaries are routinely involved with various claims, lawsuits and regulatory audits and investigations that could result in financial liability, changes in business practices, or both. Health care regulation in its various forms could have an adverse effect on CIGNA's health care operations if it inhibits CIGNA's ability to respond to market demands or results in increased medical or administrative costs without improving the quality of care or services.

In 2004, the United States Supreme Court ruled in CIGNA's favor, in a case involving a CIGNA subsidiary, by ruling that the Employee Retirement Income Security Act (ERISA) preempts a state law tort claim in circumstances involving a determination, based on medical judgment, that benefits were not covered. Under ERISA, plan participants have access to internal and external appeals processes to resolve coverage disputes and may bring action in the federal courts to resolve health care coverage issues.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Gramm-Leach-Bliley Act of 1999 and related regulations have created significant regulatory requirements related to, among other things, the privacy of individually identifiable health care information, electronic data interchange and the security of electronic health information. CIGNA has instituted systems enhancements and training, and has undertaken other administrative efforts to satisfy these requirements. CIGNA's incremental technology and business-related after-tax expenses associated with HIPAA compliance efforts was approximately $55 million in 2003 and $20 million in 2002. There were no significant incremental expenses associated with HIPAA compliance in 2004.

Other possible regulatory changes that could have an adverse effect on CIGNA's employee benefits businesses include:

- additional mandated benefits or services that increase costs without improving the quality of care;
- legislation that would grant plan participants broader rights to sue their health plans;
- changes in ERISA regulations resulting in increased administrative burdens and costs;
- additional restrictions on the use of prescription drug formularies;
- additional privacy legislation and regulations that interfere with the proper use of medical information for research, coordination of medical care and disease and disability management;
- additional rules establishing the time periods for payment of health care provider claims that vary from state to state;
- legislation that would exempt independent physicians from antitrust laws; and
- changes in federal tax laws.

The employee benefits industry remains under scrutiny by various state and federal government agencies and could be subject to government efforts to bring criminal actions in circumstances that could previously have given rise only to civil or administrative proceedings.

Tax benefits for corporate life insurance. Federal legislation in 1996 eliminated on a prospective basis the tax deductibility of policy loan interest for most leveraged corporate life insurance products, and an IRS initiative in 2001 encouraged policyholders to settle tax disputes regarding these products. As a result, some customers have surrendered their policies and management expects earnings associated with these products to continue to decline.

Insurance-related assessments. Many states maintain funds to pay for the operating expenses of insurance regulatory agencies and pay the obligations of insolvent insurance companies. Regulators finance these funds by imposing assessments against insurance companies operating in the state. In some states, insurance companies can recover a portion of these assessments through reduced premium taxes.

CIGNA's insurance and HMO subsidiaries have recorded $34 million in liabilities and $12 million in assets for insolvency fund and other insurance-related assessments.

E. Litigation and Other Legal Matters

In 2004, a Florida federal court handling multi-district health care litigation against CIGNA and several health care industry competitors approved a settlement agreement between the physician class and CIGNA, and dismissed all claims by the physician class members against CIGNA. CIGNA and the non-physician class have announced a settlement agreement and the court has scheduled a fairness hearing on that proposed settlement in April 2005.

In 2003, CIGNA recorded an after-tax charge of $37 million ($57 million pre-tax) to increase the reserve for this health care litigation. CIGNA had previously recognized an after-tax charge of $50 million ($77 million pre-tax) in 2002 for expected costs associated with the multi-district litigation. The reserve reflects insurance recoveries.

In 2004, CIGNA, other insurance companies and certain insurance brokers received subpoenas and inquiries from the New York Attorney General, the Connecticut Attorney General and other state regulators relating to their investigations of broker compensation. During the third quarter of 2004, the New York Attorney General brought suit against a large insurance broker, alleging that the broker sought rigged bids from, and steered business to, certain property and casualty insurers with whom it had contingent compensation arrangements. During the fourth quarter of 2004, he filed suit against Universal Life Resources (ULR), a disability and accident insurance broker. CIGNA is mentioned in the complaint but is not a defendant. Separately, two purported class action lawsuits have been filed against ULR and several group life, disability and accident insurance companies, including CIGNA subsidiaries, asserting among other things, that contingent commissions are unlawful. In addition, the California insurance commissioner filed suit against ULR and several insurance holding companies, including CIGNA, seeking injunctive and monetary relief. CIGNA is cooperating with the inquiries by the New York and Connecticut Attorneys General and other state regulators and disagrees with the assertions against it in the lawsuits.

In 2004, the New York Attorney General commenced a lawsuit against Express Scripts, Inc. and two CIGNA insurance companies. Under an agreement with the CIGNA companies, Express Scripts is responsible for administering the prescription drug benefit program under New York State's principal employee health plan, the Empire Plan. The CIGNA companies insure the prescription drug benefit program and hold the contract with the New York State Department of Civil Service. The complaint primarily focuses on administration of the prescription drug benefit program.

In 2002, several purported class action lawsuits (which have been consolidated), as well as two shareholder derivative complaints nominally brought on behalf of CIGNA (which have been consolidated), were filed in federal court in the Eastern District of Pennsylvania against CIGNA and certain of its senior officers and directors. These suits allege securities law violations and breaches of fiduciary duty. Two other purported class action lawsuits, which have been consolidated asserting violations of ERISA were filed against CIGNA and certain officers in the Eastern District of Pennsylvania by individuals who seek to represent a class of participants in the CIGNA 401(k) Plan who allegedly suffered losses on investments in CIGNA stock.

During 2002, a Connecticut federal court certified a class action lawsuit against CIGNA and the CIGNA Pension Plan. The plaintiffs are participants in the Plan who earned certain Plan benefits prior to 1998. The plaintiffs allege, among other things, that the Plan violated ERISA by impermissibly conditioning certain post-1997 benefit accruals on the amount of pre-1998 benefit accruals, that these conditions are not adequately disclosed to Plan participants, and that the Plan's cash balance formula discriminates against older employees.

See "Unicover and other run-off reinsurance" on page 70 for a description of legal matters arising out of the run-off reinsurance operations.

CIGNA is routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal matters arising, for the most part, in the ordinary course of the business of administering and insuring employee benefit programs. An increasing number of claims are being made for substantial non-economic, extra-contractual or punitive damages. The outcome of litigation and other legal matters is always uncertain, and outcomes that are not justified by the evidence can occur. CIGNA believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to CIGNA's consolidated results of operations, liquidity or financial condition.

Management's Annual Report on Internal Control over Financial Reporting

Management of CIGNA Corporation ("the company") is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. The company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets and liabilities of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

CIGNA Corporation's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on our assessment, we determined that the company's internal control over financial reporting is effective as of December 31, 2004 based upon those criteria set forth by COSO.

Our Management's Assessment of the Effectiveness of the Company's internal control over financial reporting, as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm



To the Board of Directors
and Shareholders of CIGNA Corporation

We have completed an integrated audit of CIGNA Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of CIGNA Corporation and its subsidiaries ("the Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company retroactively adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment."

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2005

Quarterly Financial Data *(unaudited)*

The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2004 and 2003. In 2004, CIGNA adopted the fair value method of accounting for stock options under SFAS 123R. Prior periods have been restated for this standard. See Note 2 for additional information.

Quarterly financial results necessarily rely heavily on estimates. This and certain other factors, such as the seasonal nature of portions of the insurance business, suggest the need to exercise caution in drawing specific conclusions from quarterly consolidated results.

(In millions, except per share amounts)	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
Consolidated Results				
2004				
Total revenues	$4,722	$4,633	$4,479	$4,342
Income from continuing operations before income taxes	312	759	495	809
Income before cumulative effect of accounting change	207	504	308	558
Net income	68[(1)]	504	308[(2)]	558[(3)]
Earnings per share from income before cumulative effect of accounting change:				
Basic	1.48	3.63	2.28	4.22
Diluted	1.47	3.59	2.26	4.16
2003				
Total revenues	$4,900	$4,634	$4,773	$4,501
Income (loss) from continuing operations before income taxes (benefits)	268	(91)	267	404
Net income (loss)	227[(4)]	(62)[(5)]	186[(6)]	281[(7)]
Net income (loss) per share:				
Basic	1.63	(0.44)	1.33	2.01
Diluted	1.62	(0.44)	1.32	2.00
Stock and Dividend Data				
2004				
Price range of common stock — high	$63.96	$70.54	$70.40	$82.80
— low	$52.90	$58.82	$58.93	$58.15
Dividends declared per common share	$ .33	$ .025	$ .025	$ .025
2003				
Price range of common stock — high	$46.69	$57.41	$50.00	$58.58
— low	$39.10	$45.51	$40.00	$44.10
Dividends declared per common share	$ .33	$ .33	$ .33	$ .33

(1) The first quarter of 2004 includes an after-tax restructuring charge of $49 million related to CIGNA's operational effectiveness review and an after-tax charge of $11 million related to the accounting for SOP 03-1. See Note 2 to the Financial Statements for additional information.

(2) The third quarter of 2004 includes an after-tax gain of $79 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business and an after-tax charge of $9 million related to derivative accounting associated with the modified coinsurance arrangements resulting from the sale of the retirement benefits business.

(3) The fourth quarter of 2004 includes an after-tax gain of $141 million related to the accelerated recognition of a portion of the deferred gain on the sale of the retirement benefits business, an after-tax charge of $16 million for amounts associated with a modified coinsurance arrangement, an after-tax benefit of $28 million for a federal tax refund and an after-tax gain of $12 million on the sale of a significant portion of CIGNA's investment advisory businesses.

(4) The first quarter of 2003 includes a $4 million after-tax gain for other postretirement benefits for employees terminated in the first quarter of 2003 under the 2002 restructuring program.

(5) The second quarter of 2003 includes a $286 million after-tax charge related to a review of assumptions underlying guaranteed minimum death benefit contracts, a $9 million after-tax charge related to restructuring certain corporate staff functions, a $12 million after-tax benefit reflecting a reduction in costs associated with the 2002 restructuring program (including other postretirement benefits).

(6) The third quarter of 2003 includes a $37 million after-tax charge to increase the reserve for health care provider class action litigation, a $10 million after-tax charge to write off intangible assets related to certain provider contracts, a $5 million after-tax gain on the sale of CIGNA's interest in a Japanese pension operation and a $1 million after-tax gain for other postretirement benefits for employees in the second quarter of 2003 under the 2002 restructuring program.

(7) The fourth quarter of 2003 includes a $33 million after-tax benefit related to a reduction in the allowance against amounts recoverable from experience-rated pension policyholders and a $9 million after-tax benefit reflecting a reduction in costs associated with the 2002 and 2001 health care cost reduction programs (including gains on other postretirement benefits).

Supplementary Financial Information

(In millions)			
For the years ended December 31,	**2004**	2003	2002
Revenues from Continuing Operations			
Health Care			
Premiums and fees:			
Commercial HMO	**$ 3,191**	$ 4,060	$ 4,406
Experience-rated medical	**2,937**	3,216	3,021
Dental	**888**	944	943
Medicare and Medicaid	**286**	450	455
Other Medical	**1,177**	895	900
Life and other non-medical	**496**	638	710
Fees	**1,893**	2,081	2,155
Total premiums and fees	**10,868**	12,284	12,590
Net investment income	**283**	283	298
Other revenues	**1,027**	929	765
Realized investment gains (losses)	**22**	68	(50)
Total	**12,200**	13,564	13,603
Disability and Life			
Premiums and fees	**1,923**	1,807	1,712
Net investment income	**253**	250	260
Other revenues	**202**	197	194
Realized investment gains (losses)	**28**	59	(78)
Total	**2,406**	2,313	2,088
International			
Premiums and fees	**1,026**	855	811
Net investment income	**58**	49	51
Other revenues	**5**	11	3
Realized investment gains	**2**	7	5
Total	**1,091**	922	870
Run-off Retirement			
Premiums and fees	**215**	271	271
Net investment income	**467**	1,413	1,493
Other revenues	**562**	(126)	—
Realized investment gains (losses)	**448**	49	(94)
Total	**1,692**	1,607	1,670
Run-off Reinsurance			
Premiums and fees	**80**	84	138
Net investment income	**92**	82	44
Other revenues	**(162)**	(551)	91
Realized investment gains (losses)	**1**	21	(8)
Total	**11**	(364)	265
Other Operations			
Premiums and fees	**124**	159	181
Net investment income	**475**	517	565
Other revenues	**173**	216	177
Realized investment gains (losses)	**22**	(53)	(13)
Total	**794**	839	910
Corporate			
Net investment income	**15**	—	5
Other revenues and eliminations	**(33)**	(73)	(63)
Total	**(18)**	(73)	(58)
Total Consolidated Revenues from Continuing Operations			
Premiums and fees	**14,236**	15,460	15,703
Net investment income	**1,643**	2,594	2,716
Other revenues	**1,774**	603	1,167
Realized investment gains (losses)	**523**	151	(238)
Total	**$18,176**	$18,808	$19,348

(In millions)			
For the years ended December 31,	2004	2003	2002
Segment Earnings (Loss)[1]			
Health Care	$ 763	$ 429	$ 446
Disability and Life	182	155	133
International	76	55	31
Run-off Retirement	282	222	200
Run-off Reinsurance	(115)	(359)	(1,070)
Other Operations	142	111	105
Corporate	(114)	(127)	(136)
Total	$1,216	$ 486	$ (291)
Income (Loss) from Continuing Operations			
Health Care	$ 778	$ 473	$ 412
Disability and Life	202	194	83
International	77	60	35
Run-off Retirement	578	254	140
Run-off Reinsurance	(110)	(346)	(1,076)
Other Operations	166	76	96
Corporate	(114)	(127)	(136)
Total	$1,577	$ 584	$ (446)
Segment Statistics			
Health Care			
Estimated covered lives *(in thousands):*			
Guaranteed cost:			
Commercial HMO	900	1,332	1,752
Medicare and medicaid	33	42	113
Other	56	74	98
Experience-rated	1,257	1,420	1,667
Services	7,455	8,667	9,461
Total medical membership	9,701	11,535	13,091

[1] *Segment earnings (loss) is defined as income (loss) from continuing operations excluding after-tax realized investment gains and losses.*

Certifications

In 2004, CIGNA submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. CIGNA has also filed, as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004, the certifications of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

BOARD OF DIRECTORS

H. EDWARD HANWAY
Chairman, President
and Chief Executive Officer
CIGNA Corporation

ROBERT H. CAMPBELL
Retired Chairman and
Chief Executive Officer
Sunoco, Inc., a domestic refiner and
marketer of petroleum products

JANE E. HENNEY, M.D.
Senior Vice President and Provost
University of Cincinnati Medical Center

PETER N. LARSON
Retired Chairman of the Board
and Chief Executive Officer
Brunswick Corporation, a producer
of recreational consumer products

JOSEPH NEUBAUER
Chairman and
Chief Executive Officer
ARAMARK Corporation, a service
management company

CHARLES R. SHOEMATE
Former Chairman, President and
Chief Executive Officer
Bestfoods, a consumer foods company

LOUIS W. SULLIVAN, M.D.
President Emeritus
Morehouse School of Medicine,
an educational institution

HAROLD A. WAGNER
Non-Executive Chairman
Agere Systems Inc., a provider of
communication components

CAROL COX WAIT
President
Boggs, Atkinson, Inc.,
a real estate company

MARILYN WARE
Chief Executive Officer
Ware Family Offices

DONNA F. ZARCONE
President and Chief Operating Officer
Harley-Davidson Financial Services,
a provider of wholesale and retail financing,
insurance and credit card programs to Harley-Davidson dealers and riders

WILLIAM D. ZOLLARS
Chairman, President
and Chief Executive Officer
Yellow Roadway Corporation,
a holding company whose subsidiaries provide
regional, national and international
transportation and related services

STANDING BOARD COMMITTEES

Executive Committee

H. EDWARD HANWAY, *Chairman*
PETER N. LARSON
JOSEPH NEUBAUER
HAROLD A. WAGNER
MARILYN WARE

Audit Committee

JOSEPH NEUBAUER, *Chairman*
JANE E. HENNEY, M.D.
PETER N. LARSON
CHARLES R. SHOEMATE
CAROL COX WAIT
DONNA F. ZARCONE*

Corporate Governance Committee

MARILYN WARE, *Chairman*
JANE E. HENNEY, M.D.
CHARLES R. SHOEMATE
LOUIS W. SULLIVAN, M.D.
HAROLD A. WAGNER

Finance Committee

PETER N. LARSON, *Chairman*
ROBERT H. CAMPBELL
JOSEPH NEUBAUER
CAROL COX WAIT
DONNA F. ZARCONE*
WILLIAM D. ZOLLARS*

People Resources Committee

HAROLD A. WAGNER, *Chairman*
ROBERT H. CAMPBELL
LOUIS W. SULLIVAN, M.D
MARILYN WARE
WILLIAM D. ZOLLARS*

EXECUTIVE OFFICERS

H. EDWARD HANWAY
Chairman, President
and Chief Executive Officer
CIGNA Corporation

MICHAEL W. BELL
Executive Vice President and
Chief Financial Officer
CIGNA Corporation

DAVID M. CORDANI
President, Health Segments

TERRY L. KENDALL
President, CIGNA International

JOHN M. MURABITO
Executive Vice President
Human Resources and Services
CIGNA Corporation

JUDITH E. SOLTZ
Executive Vice President
and General Counsel
CIGNA Corporation

GREGORY H. WOLF
President, CIGNA Group Insurance

JOHN CANNON, III
Senior Vice President
Public Affairs and
Associate General Counsel
CIGNA Corporation

ANNMARIE HAGAN
Vice President and
Chief Accounting Officer
CIGNA Corporation

* *Effective February 25, 2005*

MORDECAI SCHWARTZ
Vice President and Treasurer
CIGNA Corporation

CAROL J. WARD
Corporate Secretary and
Compliance Officer
CIGNA Corporation

WILSON H. TAYLOR
Chairman Emeritus

EXECUTIVE MANAGEMENT TEAM

H. EDWARD HANWAY
Chairman, President
and Chief Executive Officer
CIGNA Corporation

MICHAEL W. BELL
Executive Vice President and
Chief Financial Officer
CIGNA Corporation

JOHN CANNON, III
Senior Vice President
Public Affairs and
Associate General Counsel
CIGNA Corporation

DAVID M. CORDANI
President
Health Segments

THOMAS A. CROSWELL
Senior Vice President
Medical Management

KEITH DIXON, Ph.D.
President, CIGNA Behavioral Health

TERRY L. KENDALL
President, CIGNA International

JOHN M. MURABITO
Executive Vice President
Human Resources and Services
CIGNA Corporation

KAREN S. ROHAN
President
CIGNA Specialty Companies

JUDITH E. SOLTZ
Executive Vice President and
General Counsel
CIGNA Corporation

SCOTT A. STORRER
Senior Vice President,
CIGNA HealthCare
Service Operations and
Chief Information Officer

GREGORY H. WOLF
President, CIGNA Group Insurance

Annual Meeting

The 2005 annual meeting of shareholders will be held on Wednesday, April 27, at 3:30 p.m., at the Gregg Conference Center, American College, in Bryn Mawr, Pa.

Proxies and proxy statements are being mailed to shareholders of record as of February 28, 2005. At December 31, 2004, there were 10,249 common shareholders of record.

Financial Information

CIGNA's Form 10-K is available on the Internet at www.cigna.com. If you would like a printed copy of the Form 10-K, please contact:

CIGNA Corporation
Shareholder Services Department
OL57B
1650 Market Street
Philadelphia, PA 19192
215.761.3516

To receive a copy of CIGNA's quarterly earnings news release, please access the CIGNA Internet site at www.cigna.com.

The tentative release dates for CIGNA's 2005 earnings are:

1st Quarter	*May 4, 2005*
2nd Quarter	*August 3, 2005*
3rd Quarter	*November 2, 2005*
Full Year	*February 8, 2006*

Offices and Principal Subsidiaries

CIGNA Corporation

One Liberty Place
1650 Market Street
Philadelphia, PA 19192
215.761.1000

Connecticut General Life Insurance Company

900 Cottage Grove Road
Hartford, CT 06152
860.226.6000

Life Insurance Company of North America

Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192
215.761.1000

Direct Stock Purchase Plan

Shareholders can automatically reinvest their quarterly dividends and make optional cash purchases of common shares. For information on these services, please contact:

Mellon Bank, N.A.
c/o: Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1938

Shareholder Account Access

You can access your CIGNA shareholder account on the Internet through Mellon Investor Services' Web site at www.melloninvestor.com or through using the interactive voice response system at 800.760.8864. You will need your investor ID or social security number and PIN for access to your account.

If for any reason you do not have your PIN, you may recover it or create a new one by following the on line instructions.

Direct Deposit of Dividends

Direct deposit of dividends provides a prompt, efficient way to have your dividends electronically deposited into your checking or savings account. It avoids the possibility of lost or delayed dividend checks. The deposit is made electronically on the payment date. For more information and an enrollment authorization form, contact Mellon Investor Services at 800.760.8864 or 201.329.8320 outside the United States and Canada or access your account on Mellon's Web site at www.melloninvestor.com.

Stock Listing

CIGNA's common shares are listed on the New York, Pacific and Philadelphia stock exchanges. The ticker symbol is CI.

Transfer Agent

Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1938
Toll free at 800.760.8864 or outside the United States and Canada at 201.329.8320

Hearing Impaired TDD:
800.231.5469
Web site: *www.melloninvestor.com*
E-mail: *At Web site, click on Help*

CIGNA Online

To access information about CIGNA and our products and services, visit our Web site at www.cigna.com.

Annual Report Audio Tape

An audio tape summarizing key elements of this report is available for those with sight disabilities and can be obtained by contacting:

CIGNA Corporation Corporate Communications

Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192
215.761.4758

As used in this Annual Report, "CIGNA" may refer to CIGNA Corporation itself, one or more of its subsidiaries, or CIGNA Corporation and its consolidated subsidiaries. CIGNA Corporation is a holding company. Products and services are provided exclusively by subsidiaries and not by CIGNA Corporation. Most employees are employed by subsidiaries of CIGNA Corporation.

CIGNA Corporation and its subsidiaries constitute one of the largest investor-owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; and group disability, life, and accident insurance.

 *This annual is printed on recycled paper.*

Our

M I S S I O N

We are a business of caring. We provide our customers with employee benefits, expertise and services that improve the health, well-being and productivity of their employees. We will be recognized by our customers and shareholders for industry leadership and superior results.

Visit CIGNA online at www.CIGNA.com

